
05046736

# Answers for Shareholders 2004

Eli Lilly and Company



P.E. 12/31/04

ELi LiLLY & CO.

ARS

2004 Annual Report

Notice of 2005 Annual Meeting

and Proxy Statement



Lilly

Answers That Matter.

## Year in Review



## Financials



## Proxy Statement



## Corporate Information


RECEIVED
185
WASH, D.C.
SECTION

## 2004 Financial Highlights

| ELI LILLY AND COMPANY AND SUBSIDIARIES (Dollars in millions, except per-share data) Year Ended December 31 | 2004 | 2003 | Change % |
|---|---|---|---|
| Net sales | **$13,857.9** | $12,582.5 | 10 |
| Research and development | **2,691.1** | 2,350.2 | 15 |
| Research and development as a percent of sales | **19.4%** | 18.7% | |
| Net income | **$ 1,810.1** | $ 2,560.8 | (29) |
| Earnings per share—basic | **1.67** | 2.38 | (30) |
| Earnings per share—diluted | **1.66** | 2.37 | (30) |
| Reconciling items[1] | | | |
| Tax expense on the expected repatriation of earnings under the American Jobs Creation Act | **.43** | — | |
| Asset impairments, restructuring and other special charges | **.38** | .25 | |
| Acquired in-process research and development for AME acquisition and insomnia compound | **.35** | — | |
| Gain on sale of dapoxetine patents | — | (.04) | |
| Adjusted earnings per share—diluted | **2.82** | 2.58 | 9 |
| Dividends paid per share | **1.42** | 1.34 | 6 |
| Capital expenditures | **1,898.1** | 1,706.6 | 11 |

[1]For more information on these reconciling items, see the Financial Results section of the Executive Overview on page 9.



**Sidney Taurel**
***Chairman of the Board, President, and Chief Executive Officer***

## "Fair Balance"

### To Our Shareholders

Clearly, for the pharmaceutical industry as a whole, the tough sledding of the past few years intensified in 2004. Many companies are struggling with significant business challenges including looming patent expirations, sputtering R&D output, and, in one case, a major product recall. In addition to these operational troubles, the industry ran into further problems in the external policy environment, as concerns about product safety and allegations that some companies had concealed important clinical data brought new calls for more stringent regulation.

Almost as troubling to me as the negative events themselves is the way in which they have come to dominate virtually every discussion of the industry, whether in media coverage or policy debates. Neither investors nor legislators can make good decisions in an environment where everything is portrayed in stark black and white. What is needed is a greater sense of reasonable proportion in public dialogue—the ethic newspapers used to call "fair balance."

Applying this to Lilly's record for the year, it seems to me that, while we had some undeniable setbacks, we also had some remarkable achievements in both our business results and our public interactions. Taken together, these accomplishments point to genuine progress not only for our company, but, in some measure, for our industry too.

We had our share of bad news, and I won't gloss over it in any way. Most disappointing for our shareholders, certainly, was the fall in our share value—19 percent for the 12-month period. In part, this decline was a sector effect, driven by the events I just noted. The pharmaceutical industry has traditionally traded at a 20 percent or more premium to the S&P 500, but by the end of 2004 it trailed that index by 15 to 20 percent. Lilly's stock was also held down as investors waited to see the outcome of a challenge to our U.S. Zyprexa® patent. The trial was concluded in February 2004 and, at this writing, we are awaiting a ruling from the trial court.

A second disappointment—and another key factor affecting our share price—was weaker-than-expected sales for Zyprexa in the U.S., showing an 8 percent decline. This sales erosion was driven by concerns about potential weight gain and hyperglycemia and amplified by intense advertising by trial lawyers targeting Zyprexa patients.

### Genuine progress in a difficult year

Disappointing though they were, these setbacks should not obscure the many positive highlights for Lilly in 2004.

In our financial performance, we saw total sales grow 10 percent over the prior year—at the high end for our industry. Our eight new products contributed to that result, accounting for 11 percent of Lilly's total sales. And we expect that share to roughly double in 2005. Moreover, we managed to beat investors' expectations for earnings for the year, delivering adjusted earnings per share of $2.82. (For a reconciliation of our adjusted EPS per share to the reported EPS of $1.66, please see page 1.)

Most significantly, we continued to run counter to the industry trend by delivering breakthrough innovation at a record pace—a total of eight new drugs since late 2001, thereby doubling our portfolio of promoted products. In 2004, Lilly launched five new products plus six new indications or formulations in several key markets. Three of these new products were first-in-class: Symbyax™ for bipolar depression, Alimta® for mesothelioma, and Yentreve® for stress urinary incontinence in Europe. The other two—Cialis® for erectile dysfunction in the U.S. and

Growth in Established and Newer Products
($ millions)

*Combined net sales of the company's established growth and newer products—Actos, Evista, Gemzar, Humalog, Alimta, Cialis, Cymbalta, Forteo, Strattera, Symbyax, Xigris, Yentreve, and Zyprexa—increased by 17 percent over 2003, representing $9.7 billion, or 70 percent of total net sales, compared with $8.3 billion, or 66 percent in 2003. Zyprexa sales as a percentage of total net sales decreased from 34 percent in 2003 to 32 percent in 2004.*

- Newly Launched Growth Products
  *Strattera, Cialis, Forteo, Xigris, Cymbalta, Yentreve, Symbyax, and Alimta*
- Other Established Growth Products
  *Humalog, Gemzar, Evista, and Actos*
- Zyprexa
- Prozac/Sarafem/Prozac Weekly
- Other


$15,000
$12,000
$9,000
$6,000
$3,000
$0
00
01
02
03
04

Cymbalta® for depression—represent outstanding new options in two very competitive categories.

For the most part, sales for these newcomers have met or exceeded our expectations. Symbyax has had a slow start, and Yentreve is too new to evaluate. But we are pleased with the strong uptake for Cialis, Cymbalta and Alimta. Both Cymbalta and Alimta benefited from receiving accelerated FDA review and approvals for new indications. Cymbalta is the first drug to be approved for neuropathic pain associated with diabetes, and Alimta has been approved for second-line non-small-cell lung cancer, the most common cause of cancer mortality. To win multiple indications in the launch year is rare—and adds extra luster to Lilly's bright reputation in R&D.

Indeed, Lilly's outstanding R&D productivity continues to set us apart from the crowd. We have several exciting compounds now in late-stage development, including two potential breakthroughs in diabetes, one in cancer, and a drug we believe could become best-in-class in the treatment of acute coronary syndrome and stroke. (For details, see question 5 below.) At the other end of the pipeline, our scientists posted a record-breaking year in 2004. The output from discovery research has increased by more than 50 percent and the number of candidates entering human clinical studies has increased by more than 40 percent, compared to the average for the four prior years.

One final operational highlight deserves commendation precisely because it did *not* make headlines in 2004. Lilly's manufacturing component has made great progress in fulfilling our promise to not only address the serious quality problems that confronted us a few years ago, but to reengineer this vital component into a world-class capability. The job is not finished; but as evidence it is proceeding as planned, last year saw the extensive overhaul and very successful restart of our key injectable medicines facility in Indianapolis—the plant that had been at the center of the original regulatory review. This may be our most important "non-story" of 2004.

### Rebalancing the scales of trust

Even as we have been working to build our operational capabilities, we also have taken important steps to respond to the very hostile external environment that currently weighs so heavily on our industry.

In 2004, we took a leadership role to allay public concerns about drug safety and to help restore trust in the accuracy and accessibility of the industry's clinical trial data. We have defined and disseminated a very strong set of principles for the conduct of clinical research, including a commitment to disclose all results, whether favorable or unfavorable to our products. Most recently, we launched the most comprehensive clinical trial registry of any pharmaceutical company that included online posting of clinical trials at their initiation as well as complete results once the study is concluded and the drug is brought to market.

We know that the wellspring of public criticism goes deeper than anger at industry practices. It reflects growing anxiety about access to and affordability of vital medicines. Here, too, Lilly has taken action. We continue to maintain and promote our "LillyAnswers" program, which makes many Lilly products available to low-income seniors for just $12 a month. The total value of the program more than doubled in 2004, delivering $140 million worth of medicines to 235,000 seniors. In addition, our "Lilly Cares" program offers our medicines free to needy patients, regardless of age, who could not otherwise afford them. In 2004, "Lilly Cares" provided assistance to nearly 160,000 patients, a total donation worth about $166 million.

I firmly believe these kinds of responsible policies and practices can, over time, achieve a better balance in the public view, especially as they are echoed in the actions of our peers. But it would be a mistake to suppose that all of the external problems we are facing now can be addressed by improving the industry's reputation.

What we're witnessing is a collision of several massive forces—a biomedical revolution, an aging population, and ever-rising health care expenditures. Eventually, every part and every participant in the health care system will feel this pressure and every component will be remade by it. I believe the pharmaceutical companies that succeed in this changing world will be those that find a way to deliver greater therapeutic innovation at a lower overall cost.

We intend to be one of those companies, and to that end, we began implementing last year the first phase of a long-term campaign to reduce our cost structure and improve our productivity from top to bottom. Our wide-ranging cost control efforts are not the typical sort of belt-tightening where spending requests are temporarily delayed or deferred until better times. Rather, many of our restructuring initiatives are intended to be permanent and sustainable. Specifically, in every part of our global business, we streamlined operations, cut infrastructure, and reallocated as well as reduced our total headcount. These measures are expected to generate net savings of about $150 million in 2005, with larger gains going forward.

This year, we will launch a corporate-wide effort to identify and pursue further productivity gains, using the well-established toolkit of the Six Sigma process. We will apply these tools across our operations, looking for every opportunity to cut waste, reduce variability, shorten cycle times and boost efficiency. The dollars gained can be harvested to deliver more—to fund a clinical trial that supports a new indication, or a new market research effort to bring our solutions to more patients who may be helped by them.

In this effort, I believe we will be addressing both current and future business challenges. Greater productivity is a key to delivering the financial results our shareholders expect and deserve. But it will also be essential to enable us to continue to discover, develop and deliver, as economically as possible, the new medicines patients are waiting for all over the world.

## Questions and Answers

**Q: What is Lilly doing to stem the decline in Zyprexa?**
**A:** To begin with, we're focusing our efforts where Zyprexa shines—generally speaking, as an answer for patients with some of the most significant symptoms of schizophrenia and bipolar disorder. Zyprexa grew to be a blockbuster drug on the strength of its rapid action and outstanding efficacy for these patients, and that is still perceived to be its strong suit.

On the negative side, it's now seen as having weight-gain and hyperglycemia risks that have been heightened by trial attorneys' advertising efforts. We are undertaking a number of efforts to restore the balanced view of the benefits and management of risks that patients and their doctors need to make appropriate use of this medicine. First of all, we continue to provide patients with basic lifestyle information and specific wellness programs that help them deal with weight gain. Second, we're helping doctors understand and manage diabetes risks in this patient population. Our aim is to demystify these issues, and reinforce that any patient treated with an atypical antipsychotic should be carefully monitored—regardless of the particular medicine they're on. Finally, we will continue to vigorously defend our brand against misleading statements from any source.

**Q: Antidepressants have been getting a lot of negative attention. In light of that, what is the outlook for Cymbalta?**
**A:** Indeed, our Cymbalta launch has coincided with challenging times for the U.S. antidepressant market. But we don't feel Cymbalta's long-term potential will be constrained in this environment.

We've used Cymbalta's distinctive profile to develop strong positioning in the marketplace. This product addresses depression's emotional symptoms—*and* its painful physical symptoms. Studies have shown that between 40 and 60 percent of people who are depressed also experience pain. Physicians have been quick to recognize patients in their practices who are troubled by these issues.

The opportunities for this drug extend well beyond depression. In September, the FDA approved Cymbalta as the first available treatment for diabetic peripheral neuropathic pain—or DPNP. I've been moved—and thrilled—to hear some early success stories from patients who have long suffered from this very debilitating condition, and who are now getting help from Cymbalta. It's currently under review for this indication in Europe as well. In addition, we have seen encouraging results in Phase II studies testing Cymbalta for the treatment of fibromyalgia—a condition of very painful physical symptoms, often accompanied by chronic fatigue and emotional distress.

In short, we believe Cymbalta is one of the most important and exciting new drugs in our portfolio.

**Q: Given the poor performance of pharmaceutical stocks in recent years and intensifying pressures on the industry, how does Lilly expect to reward shareholders in the future?**
**A:** It's true, as I noted above, that the industry is going through a very tough period. Investors have been understandably cautious in the face of such trends as continuing pressure on pricing, patent life, and new drug applications. These factors have helped to drive the pharmaceutical sector to a 10-year low against the S&P 500. Sales and EPS growth for the industry have fallen several percentage points in recent years, and annual revenue growth is now projected to be in the range of 9 percent for the next five years.

On the other hand, that level of growth would be considered excellent in many industries. It can support strong earnings growth if companies can find the business discipline needed to bring more through to the bottom line. Looking at the long term, there is still enormous opportunity for our industry. Demand for effective answers to unmet medical needs is high and will likely grow as populations age and technologies continue to improve. The great challenge for our industry is to meet that demand in a more cost-effective way.

As for Lilly in particular, I believe we are one of the few that are already doing what we need to do to meet that demand. In a very short space of time, we have restocked our portfolio with outstanding new products. We have built the capabilities to support those products in the marketplace. We expect no patent expirations until the next decade. We have a proven R&D organization working on a pipeline that is considered among the best in the industry. These assets make us very competitive in the current business environment. Moreover, as I noted earlier, we are taking numerous steps to shrink our cost structure and dramatically improve productivity in order to ensure that we will keep a competitive edge in the environment that we see evolving.

I have to believe all of these factors position Lilly as a growth company.

**Q: Why has Lilly's gross margin eroded and when will it rebound?**

A: The decrease in gross margin in 2004 was due to several factors—but primarily to our ongoing investments to upgrade our manufacturing capabilities and the impact of foreign exchange rates. Our gross margin also reflects changes in our product mix over time. We believe we'll have a more favorable product mix as our new products grow, but this will be offset by increases in the cost of labor, growth in depreciation, and the cost of new capacity investments. Therefore, we expect our gross margin to continue to erode modestly through 2005. As our new products gain additional traction, we expect our gross margin to improve somewhat from 2006 forward.

**Q: Give us an appraisal of Lilly's near-term pipeline. What new drug prospects should shareholders be looking for?**

A: Let me cover just four interesting examples of what we're developing. Currently, the FDA is reviewing our application for exenatide, the first of a new class of drugs that we are co-developing with Amylin for the treatment of type 2 diabetes. In our registration trials, a significant percentage of patients not only improved their blood glucose levels, they also lost weight. We believe that exenatide, when approved, will create an option for patients who are not well controlled with one or more oral agents—and before insulin therapy.

Another very exciting new drug in late-stage trials is Arxxant™ (ruboxistaurin), our PKC-beta inhibitor, which is a potential first-in-class treatment for several serious complications of diabetes. We expect the first approved indication to be for the symptoms of diabetic peripheral neuropathy—a type of nerve damage that is a leading cause of foot ulceration and amputations. We're also investigating it for treatment of diabetes-related damage to the eyes and kidneys.

In cardiovascular care, we're also working with Sankyo to develop a possible new treatment for acute coronary syndrome and stroke called prasugrel. This compound works like a widely used anti-clotting agent called clopidogrel, but early animal data suggest prasugrel may have some advantages. We've initiated a Phase III trial to evaluate prasugrel's capacity to prevent heart attack, stroke, and death in patients undergoing a procedure to open a blocked artery.

Finally, a bit further back in the pipeline, we are working on another PKC inhibitor, enzastaurin, for use against cancer. It is an oral agent that has shown very little toxicity in studies to date. Last year, we saw early evidence that this compound may have the ability to fight glioblastoma, an aggressive type of brain tumor that is a major cause of cancer-related death among younger people—those 18 to 54. If successful, this would be an extraordinary breakthrough.

**Q: How likely is it that the U.S. Congress will legalize importation of drugs? What impact would that have on Lilly's business?**

A: At this writing, the outlook is still uncertain and we are getting mixed signals from Washington. On one hand, we hear that importation still has many advocates on both sides of the aisle, and that several key legislators are determined to bring a new bill to the floor.

On the other hand, in a report issued in late 2004, the U.S. Department of Health and Human Services reaffirmed its long-standing opinion that allowing imports from other countries would also open a channel for potentially dangerous counterfeit drugs. The HHS task force found that total savings to consumers from legalized importation would be a small percentage relative to total drug spending in the U.S. (about 1 to 2 percent). Further, they found legalized importation would likely adversely affect incentives for R&D, thereby slowing the flow of new drugs. Since annual R&D spending would drop, importation could result in between four to 18 fewer new drugs being introduced per decade—a substantial cost to society.

This conclusion was further buttressed by a report from the U.S. Department of Commerce, which estimated that price controls in OECD countries cost U.S. drug companies sales in the range of $18 to $27 billion per year. That loss, in turn, translates into reduced R&D, and ultimately means a *loss* to patients of potential new medicines, which the Commerce report put in the range of three or four new drugs per year.

At Lilly, we concur with both reports. We do believe imports would put patients at risk and we are quite certain that importing price controls—which is the *real* point of such legislation—would seriously erode our incentives to innovate, to the detriment of patients the world over.

For the Board of Directors,

Sidney Taurel
*Chairman of the Board, President, and Chief Executive Officer*

# ☐ A Pipeline of Innovation at Lilly

| Major Marketed Products | | *(Dates indicate the year of first global launch.)* |
|---|---|---|
| **2004** | **Cymbalta®** | for major depressive disorder<br>for diabetic peripheral neuropathic pain (2004)<br>*(copromoted with Quintiles Transnational Corp. in the U.S., and with Boehringer Ingelheim elsewhere in the world, except Japan)* |
| | **Alimta®** | for malignant pleural mesothelioma<br>for second-line treatment of non-small-cell lung cancer (2004) |
| | **Symbyax™** | for bipolar depression |
| | **Yentreve™** | for stress urinary incontinence (not approved in the U.S.)<br>*(copromoted with Boehringer Ingelheim in major markets, except Japan)* |
| 2003 | **Cialis®** | for erectile dysfunction<br>*(developed in a joint venture with ICOS Corp.; copromoted by Lilly ICOS in North America and Europe and by Lilly elsewhere)* |
| | **Strattera®** | for attention-deficit hyperactivity disorder in children, adolescents, and adults |
| 2002 | **Forteo®** | for treatment of men and postmenopausal women with osteoporosis who are at high risk for a fracture |
| 2001 | **Xigris®** | for adult severe sepsis patients at high risk of death |
| 1999 | **Actos®** | for type 2 diabetes<br>*(copromoted with Takeda Chemical Industries, Ltd.)* |
| 1998 | **Evista®** | for prevention of osteoporosis in postmenopausal women<br>for treatment of osteoporosis in postmenopausal women (1999) |
| 1996 | **Zyprexa®** | for schizophrenia<br>for acute bipolar mania (2000)<br>Zyprexa® Zydis® tablet (2000)<br>for schizophrenia maintenance (2001)<br>as combination therapy with lithium or valproate for acute bipolar mania (2002)<br>for bipolar maintenance (2003)<br>Rapid-acting IntraMuscular formulation (2004)<br>Zyprexa® granules (2004; launched in Japan only) |
| | **Humalog®** | for treatment of type 1 and type 2 diabetes<br>Humalog® mixtures (1999) |
| 1995 | **Gemzar®** | for non-small-cell lung cancer<br>for pancreatic cancer (1996)<br>for bladder cancer (2000; not approved in the U.S.)<br>for metastatic breast cancer (2003)<br>for recurrent ovarian cancer (2004; not approved in the U.S.) |
| | **ReoPro®** | for prevention of cardiac ischemic complications in patients undergoing coronary intervention, such as angioplasty<br>for unstable angina associated with stent procedure (1997)<br>*(developed by Centocor and marketed by Lilly, except in Japan)* |

## Major Marketed Products, continued

| | | |
|---|---|---|
| 1987 | **Humatrope®** | for growth failure caused by pediatric growth hormone deficiency<br>for replacement therapy for adult growth hormone deficiency (1995)<br>for short stature caused by Turner syndrome (1997)<br>for idiopathic short stature (2003) |
| 1983 | **Humulin®** | for type 1 and type 2 diabetes |

## New Drug Applications Under Review by the U.S. Food and Drug Administration

| | |
|---|---|
| **Exenatide** | for type 2 diabetes<br>*(codeveloping with Amylin Pharmaceuticals, Inc.)* |

## Drug Candidates in Late-Stage Investigation

| | |
|---|---|
| **Arxxant™ (ruboxistaurin)** | for diabetic microvascular complications |
| **Prasugrel** | for acute coronary syndrome<br>*(codeveloping with Sankyo Company, Ltd.)* |
| **Arzoxifene** | for prevention and treatment of osteoporosis, and for reducing the risk of breast cancer |

## Selected Drug Candidates in Mid-Stage Investigation

| | |
|---|---|
| **Enzastaurin** | for glioblastoma, a type of brain tumor; non-Hodgkin's lymphoma; and other cancers |
| **Inhaled insulin** | for non-injectable delivery of insulin<br>*(codeveloping with Alkermes, Inc.)* |
| **Factor Xa inhibitor** | for prevention of deep vein thrombosis |
| **Pruvanserin (5-HT2A antagonist)** | for insomnia |
| **Naveglitazar** | for type 2 diabetes |
| **Gamma-secretase inhibitor** | for slowing the progression of Alzheimer's disease |
| **PPAR alpha agonist** | for reducing the progression of atherosclerosis |

*Note: All of this information is current as of February 14, 2005. The search for new drugs is risky and uncertain, and there are no guarantees.* Remaining scientific and regulatory hurdles may cause pipeline compounds to be delayed or even to fail to reach the market.

## Lilly: A Good Corporate Citizen

Every day, Lilly strives to be a good corporate citizen of the world.

Our tradition of philanthropy dates back to the company's earliest days and our founder's strong belief in community service. That vision broadened in 1906 when a massive earthquake shook San Francisco and Lilly stepped forward with medicines and supplies. Today, our commitment is stronger than ever to the communities where we live, work, and raise our families. Never before in our history have we been so involved, in depth and breadth of programs, in serving the needs of people around the globe.

In 2004, the total value of Lilly's global philanthropy was approximately $400 million. Our contributions included $337 million (wholesale value) worth of product donations; $31 million in cash donations for urgent or special causes; and $26 million in contributions from the Lilly Foundation, established in 1968 to carry out Lilly's philanthropic interests. In the United States, Lilly employees also gave generously to United Way charities, pledging $4.5 million, an amount matched by the Foundation.

### Access to medicines in the U.S.

Many urgent needs required our attention last year. In the U.S., millions of people cannot afford medicines or struggle to pay for them. Believing it is critical for everyone to have affordable access to our products, Lilly in 2004 spent more than $307 million on two patient assistance programs that helped nearly 400,000 people:

- The LillyAnswers program offers our medicines to low-income seniors for just $12 a month. Last year, about 235,000 seniors were enrolled in this program and received prescriptions valued at nearly $141 million—more than double the $67 million total in 2003. To learn more about LillyAnswers, visit **www.lillyanswers.com** or call **1-877-RX-LILLY**.
- The Lilly Cares program offers our medicines free of charge, through physicians, to patients who are otherwise unable to afford them. Last year, we provided more than $166 million worth of products to nearly 160,000 participants. For more information about Lilly Cares, visit **www.lillycares.com** or call **1-800-545-6962**.

These are just two examples of assistance programs available to patients. For details on other pharmaceutical industry programs, visit **www.pparx.org**.

Importantly on a broader scale, the new U.S. Medicare drug benefit program, which takes effect January 1, 2006, will guarantee patients' access to many medicines while also giving insurance companies the tools to help contain health care costs. For more information, visit **www.cms.hhs.gov/medicarereform**.

### Responding to global needs

Lilly and its employees responded to urgent needs of another kind when a devastating earthquake and tsunami struck Southeast Asia on December 26, 2004. Lilly gave $2 million for relief efforts and the Lilly Foundation pledged another $1 million to match employee donations. The company also quickly shipped medicines worth millions of dollars to the region.

Around the globe, the company is deeply involved in helping world health leaders fight a deadly threat—multi-drug resistant tuberculosis. Lilly established a public-private partnership in 2003 to combat the disease and committed $70 million toward the goal of treating 20,000 MDR-TB patients annually by 2010.

Yet another program gives us the chance to advance our longtime commitment to diabetes care. Working with Project HOPE, which offers solutions to global health problems, Lilly is funding a partnership in China to create effective programs for diabetes prevention and control.

### Taking steps to restore public trust

For Lilly, being a good corporate citizen also means taking a leadership role as drug companies strive to restore public trust in the industry.

That's why we defined and disseminated a strong set of principles for the conduct of clinical research, including a commitment to publish all results—favorable or unfavorable—for our medicines. Then we launched the most comprehensive clinical trial registry of any pharmaceutical company, which includes online posting of clinical trials at their initiation as well as complete results once the studies are concluded. To visit the publicly available registry, go to **www.lillytrials.com**.

Our many good works don't stop there. To learn more about these and other programs, visit our new corporate responsibility website at **www.lilly.com/about/citizenship**.

# Review of Operations

## EXECUTIVE OVERVIEW

This section provides an overview of our financial results, product launches and late-stage product pipeline developments, and legal and governmental matters affecting our company and the pharmaceutical industry.



Revenues
($ millions)
$4,420
$1,214
$1,102
$1,013
$998
$667
$559
$453
$430
$363
Zyprexa
Gemzar
Humalog
Evista
Humulin
Strattera
Prozac/Sarafem/Prozac Weekly
Actos
Humatrope
ReoPro


*We had 10 products in 2004 with annual net revenues in excess of $300 million. Four of these products—Zyprexa, Gemzar, Humalog, and Evista—had net revenues in excess of $1 billion in 2004. In addition, the combined efforts of Lilly and ICOS generated worldwide Cialis sales of $552 million.*

### Financial Results

We achieved worldwide sales growth of 10 percent, due in part to the launch during the year of five new products as well as six new indications or formulations for expanded use of new and existing products in key markets. We continued our substantial investments in our manufacturing operations and research and development activities, resulting in cost of products sold and research and development costs increasing at rates greater than sales. Despite significant product launch expenditures, our cost-containment and productivity measures resulted in marketing and administrative expenses increasing at a rate significantly less than sales. We also benefited from an increase in net other income in 2004. Net income was $1.81 billion, or $1.66 per share, in 2004 as compared with $2.56 billion, or $2.37 per share, in 2003, decreases of 29 and 30 percent, respectively. Net income comparisons between 2004 and 2003 are negatively affected in the aggregate by the impact of the following significant items that are reflected in our financial results (see Notes 3, 4, and 11 to the consolidated financial statements for additional information):

**2004**

- We recognized asset impairment charges, streamlined our infrastructure, and provided for the anticipated resolution of the government investigation of Evista® marketing and promotional practices, resulting in charges of $108.9 million (pretax) in the second quarter and $494.1 million (pretax) in the fourth quarter, which decreased earnings per share by $.08 and $.30, respectively.
- We incurred charges for acquired in-process research and development (IPR&D) of $362.3 million (no tax benefit) in the first quarter related to the acquisition of Applied Molecular Evolution, Inc. (AME), and $29.9 million (pretax) in the fourth quarter related to our acquisition of a Phase I compound currently under development as a potential treatment for insomnia, which decreased earnings per share by $.33 in the first quarter and $.02 in the fourth quarter.
- As discussed further in Financial Condition, we recognized tax expenses of $465.0 million in the fourth quarter associated with the anticipated repatriation in 2005 of $8.00 billion of our earnings reinvested outside the U.S., as a result of the passage of the American Jobs Creation Act of 2004 (AJCA). This tax expense decreased earnings per share by $.43 in that quarter.

**2003**

- We recognized asset impairments, primarily relating to manufacturing assets in the U.S., and streamlined our infrastructure, resulting in severance-related and other charges totaling $167.1 million (pretax) in the first quarter and $28.3 million (pretax) in the fourth quarter, which decreased earnings per share by approximately $.10 and $.02 in the first and fourth quarters of 2003, respectively.
- Separately, we recognized asset impairments and other charges of $186.8 million (pretax) in the first quarter of 2003 related primarily to our common stock ownership and loan agreements with Isis Pharmaceuticals, Inc. (Isis), which decreased earnings per share by $.13 in that quarter.
- In the fourth quarter of 2003, we recorded a gain of $65.0 million (pretax) related to the sale of patent rights to dapoxetine for development in the field of genitourinary disorders to PPD, Inc., which increased earnings per share by $.04 in that quarter.



### Recent Product Launches and Late-Stage Product Pipeline Developments

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We have achieved a number of successes with recent product launches and late-stage pipeline developments, including:

- We are in the process of rolling out the global launches of a number of new products, which include Alimta®, Cialis®, Cymbalta®, Forteo®, Strattera®, Symbyax™, and Yentreve™. In addition, we have launched new indications or formulations of Alimta, Cymbalta, Gemzar®, Humatrope®, and Zyprexa®.

- The U.S. Food and Drug Administration (FDA) approved Cymbalta, a balanced and potent selective serotonin and norepinephrine reuptake inhibitor, for the treatment of major depressive disorder in August 2004. This breakthrough antidepressant, which addresses both the emotional and painful physical symptoms of depression, was launched in the U.S. later that month. In September, following an accelerated review by the FDA, Cymbalta received its second U.S. approval and became the first FDA-approved treatment for pain caused by diabetic peripheral neuropathy. In addition, Cymbalta was approved in the European Union in late December 2004 for the treatment of major depressive episodes, and we expect to launch the product in a number of European markets during 2005.
- In August, the FDA granted accelerated approval for Alimta for the treatment of locally advanced or metastatic non-small-cell lung cancer. This represents the second approval for Alimta in 2004; the product was approved and launched for malignant pleural mesothelioma in the first quarter. In September, Alimta was granted marketing authorization by the European Commission for the treatment of malignant pleural mesothelioma and as a second-line treatment for non-small-cell lung cancer. Alimta will continue to be launched in a number of European countries in 2005.
- The European Commission granted marketing authorization throughout the European Union for Yentreve, duloxetine for the treatment of moderate-to-severe stress urinary incontinence (SUI) in women. Yentreve has been launched in nine European countries and will be available in many additional countries in the coming months. To date, we have received marketing authorization for the product in 27 countries worldwide. In late January 2005, we withdrew the New Drug Application from the FDA for duloxetine for the treatment of SUI. This decision was based on discussions with the FDA suggesting the agency is not prepared at this time to grant approval for the product for the treatment of the SUI patient population based on the data package submitted. With our marketing partner Boehringer Ingelheim, we will evaluate our options for next steps for the SUI indication in consultation with the FDA. Ongoing clinical trials for the product's treatment of SUI will continue.
- The FDA granted approval in May for Gemzar, in combination with paclitaxel, for the first-line treatment of patients with metastatic breast cancer.
- In late June, Lilly and Amylin Pharmaceuticals, Inc., submitted a New Drug Application to the FDA for regulatory approval of exenatide, the first in a new class of medicines known as incretin mimetics, for the treatment of type 2 diabetes. We expect regulatory action by the FDA during the first half of 2005.

### Legal and Governmental Matters

Certain generic manufacturers have challenged our U.S. compound patent for Zyprexa and are seeking permission to market generic versions of Zyprexa prior to its patent expiration in 2011. The trial regarding the defense of these patents concluded in February 2004. We are awaiting the court's decision, and appeals are expected to follow.

In March 2004, we were notified by the U.S. Attorney's office for the Eastern District of Pennsylvania that it has commenced a civil investigation relating to our U.S. marketing and promotional practices. The products involved include Zyprexa, Prozac®, and Prozac Weekly™.

In July 2002, we received the first of several grand jury subpoenas for documents from the Office of Consumer Litigation, U.S. Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We continue to cooperate in this matter and are in discussions with the government to resolve it. In the fourth quarter of 2004, we expensed $36.0 million, which we believe will be sufficient to resolve the matter.

We have been named in a number of product liability cases in the United States alleging a variety of injuries from the administration of Zyprexa. Most of the cases allege that the product caused or contributed to diabetes or high blood-glucose levels. The suits seek substantial compensatory and punitive damages and typically accuse the company of inadequately testing for and warning about side effects of Zyprexa. Many of the suits also allege that we improperly promoted the drug. We are vigorously defending these suits.

In the United States, we expect branded pharmaceutical products to be subject to increasing pricing pressures. Implementation of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), which provides a prescription drug benefit under the Medicare program, will take effect January 1, 2006. While it is difficult to predict the business impact of this legislation prior to 2006, we currently anticipate a relatively neutral short-term impact due to offsets of price and volume in various customer groups. However, in the long term there is additional risk associated with increased pricing pressures. While the MMA prohibits the Secretary of Health and Human Services (HHS) from directly negotiating prescription drug prices with manufacturers, we expect continued challenges to that prohibition over the next several years. Also, the MMA retains the authority of the Secretary of HHS to prohibit the importation of prescription drugs, but we expect Congress to consider several measures that could remove that authority and allow for the importation of products into the U.S. regardless of their safety or cost. If adopted, such legislation would likely have a negative effect on our U.S. sales. We were encouraged by the release of the HHS Task Force Report on Importation, which concludes that the safety and possible savings of an importation scheme are questionable.

As a result of the passage of the MMA, aged and disabled patients jointly eligible for Medicare and Medicaid will receive their prescription drug benefits through the Medicare program, instead of Medicaid, on January 1, 2006. This may relieve some state budget pressures but is unlikely to result in reduced pricing pressures at the state level. A majority of states have begun to implement supplemental rebates and restricted formularies in their Medicaid programs, and these programs are expected to continue in the post-MMA environment. Several states are also attempting to extend discounted Medicaid prices to non-Medicaid patients. Additionally, notwithstanding the federal law prohibiting drug importation, nine states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies. One state has such a program for its state employees. In the absence of federal action to curtail state activities, more states are expected to launch importation efforts. As a result, we expect pressures on pharmaceutical pricing to continue.

International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

## OPERATING RESULTS—2004

### Sales

Our worldwide sales for 2004 increased 10 percent, to $13.86 billion, due primarily to the increased global sales of Strattera, Gemzar, Forteo, Zyprexa, Evista, Humatrope, and Cialis, and sales related to the launches of Alimta and Cymbalta. Sales in the U.S. increased 6 percent, to $7.67 billion. Sales outside the U.S. increased 15 percent, to $6.19 billion. Worldwide sales reflected a volume increase of 5 percent, with global selling prices contributing 2 percent and an increase due to favorable changes in exchange rates contributing 3 percent.

Zyprexa, our top-selling product, is a treatment for schizophrenia, bipolar mania, and bipolar maintenance. Zyprexa sales in the U.S. decreased 8 percent in 2004 due to a decline in underlying demand from continued competitive pressures. Zyprexa sales outside the U.S. increased 22 percent, driven by volume growth in a number of major markets outside the U.S. International Zyprexa sales growth also benefited from the impact of foreign exchange rates. Excluding the impact of exchange rates, sales of Zyprexa outside the U.S. increased by 13 percent in 2004. While we expect Zyprexa sales in the U.S. to decline in 2005, we believe the erosion will start to slow sometime in 2005. In addition, we continue to expect double-digit growth of Zyprexa sales outside the U.S. As a result, we expect a slight decline in our 2005 worldwide Zyprexa sales.

FINANCIALS

The following table summarizes our net sales activity in 2004:

| Product | Year Ended December 31, 2004 | | | Year Ended December 31, 2003 | Percent Change |
|---|---|---|---|---|---|
| | U.S.[1] | Outside U.S. | Total | Total | from 2003 |
| (Dollars in millions) | | | | | |
| Zyprexa | $2,422.2 | $1,997.6 | $ 4,419.8 | $ 4,276.9 | 3 |
| Gemzar | 565.1 | 649.3 | 1,214.4 | 1,021.7 | 19 |
| Humalog® | 685.4 | 416.2 | 1,101.6 | 1,021.3 | 8 |
| Evista | 667.9 | 344.8 | 1,012.7 | 922.1 | 10 |
| Humulin® | 422.7 | 575.0 | 997.7 | 1,060.4 | (6) |
| Animal health products | 338.9 | 459.8 | 798.7 | 726.6 | 10 |
| Strattera | 656.4 | 10.3 | 666.7 | 370.3 | 80 |
| Fluoxetine products | 327.3 | 231.7 | 559.0 | 645.1 | (13) |
| Anti-infectives | 110.2 | 367.8 | 478.0 | 489.9 | (2) |
| Actos® | 340.4 | 112.5 | 452.9 | 431.2 | 5 |
| Humatrope | 204.8 | 225.5 | 430.3 | 370.9 | 16 |
| ReoPro® | 175.4 | 187.4 | 362.8 | 364.4 | 0 |
| Forteo | 198.0 | 40.6 | 238.6 | 65.3 | NM |
| Xigris® | 123.3 | 78.5 | 201.8 | 160.4 | 26 |
| Alimta | 121.8 | 20.8 | 142.6 | — | NM |
| Cialis[2] | 1.4 | 129.2 | 130.6 | 73.5 | 78 |
| Cymbalta | 92.7 | 1.2 | 93.9 | — | NM |
| Symbyax | 70.1 | 0.1 | 70.2 | — | NM |
| Other pharmaceutical products | 144.5 | 341.1 | 485.6 | 582.5 | (17) |
| Total net sales | $7,668.5 | $6,189.4 | $13,857.9 | $12,582.5 | 10 |

NM—Not meaningful

[1] U.S. sales include sales in Puerto Rico.

[2] Cialis sales shown in the table above represent results in the territories in which we market Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture-territory sales, net of expenses, is reported in net other income in our consolidated income statement.



Established Key Products
Newly Launched Growth Products
+$193 +19%
+$143 +3%
+$91 +10%
+$80 +8%
+$22 +5%
+$296 +80%
+$173 +265%
+$143 NM
+$94 NM
+$70 NM
+$57 +78%
+$41 +26%
+$4 NM
Gemzar
Zyprexa
Evista
Humalog
Actos
Strattera
Forteo
Alimta
Cymbalta
Symbyax
Cialis
Xigris
Yentreve


**Thirteen Key Products Collectively Delivered 17 Percent Increase in Net Sales**
($ millions; percentages represent changes from 2003)

*The company's established key products—Gemzar, Zyprexa, Evista, Humalog, and Actos—grew $528 million (7 percent) and generated $8.2 billion of total net sales in 2004. In addition, sales of our newly launched growth products—Strattera, Forteo, Alimta, Cymbalta, Symbyax, Cialis (non-joint-venture territories), Xigris, and Yentreve—doubled, generating $1.5 billion of net sales in 2004. We expect our newer products to approximate 20 percent of total sales in 2005. Combined, all our key products grew 17 percent.*

Diabetes care products, composed primarily of Humulin, biosynthetic human insulin; Humalog, our insulin analog; and Actos, an oral agent for the treatment of type 2 diabetes, had aggregate worldwide revenues of $2.61 billion in 2004, an increase of 2 percent. Diabetes care revenues in the U.S. decreased 6 percent, to $1.49 billion. Diabetes care revenues outside the U.S. increased 14 percent, to $1.12 billion. Humulin sales in the U.S. decreased 19 percent, driven primarily by volume declines due to competitive pressures. Humulin sales outside the U.S. increased 7 percent. Humalog sales in the U.S. increased 3 percent as increased prices offset slight volume declines. Humalog sales outside the U.S. increased 16 percent, to $416.2 million. Actos revenues, the majority of which represent service revenues from a copromotion agreement in the U.S. with Takeda Pharmaceuticals North America (Takeda), increased 5 percent in 2004. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda.

Sales of Gemzar, a product approved to fight various cancers, increased 8 percent in the U.S. largely due to the May 2004 approval for the treatment of late-stage metastatic breast cancer. Gemzar sales increased 31 percent outside the U.S., driven by strong volume growth in a number of cancer indications as well as favorable foreign exchange rates.

Sales of Evista, a product for the prevention and treatment of osteoporosis, increased 1 percent in the U.S. due to continued competitive pressures. Outside the U.S., Evista maintained a strong growth rate of 32 percent, driven by volume growth in several markets and the early 2004 launch of the product in Japan.

Strattera, the only nonstimulant medicine approved for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and adults, was launched in the U.S. in January 2003 and in the United Kingdom in July 2004. In 2004, Strattera generated an 80 percent increase over 2003 sales despite a very competitive landscape. In December 2004, we added a bolded warning to the product label, which indicates that the medication should be discontinued in patients with jaundice (yellowing of the skin or whites of the eyes) or in the event of laboratory evidence of liver injury. We expect the 2005 growth rate to moderate significantly as a result of the substantial increase in the sales base and anticipated wholesaler destocking due to our restructured arrangements with our U.S. wholesalers, which is discussed further in Financial Expectations for 2005.

Forteo, an osteoporosis treatment for patients at high risk for a fracture, generated $238.6 million in sales in 2004, which continues its strong growth trajectory following its U.S. launch in December 2002 and European launches in late 2003 and during 2004.

Xigris, a treatment for severe sepsis, had 2004 sales growth of 12 percent in the U.S. compared with 2003, while sales outside the U.S. increased 56 percent during the same period.

The erectile dysfunction treatment Cialis was launched in the U.S. in December 2003 by Lilly and ICOS Corporation. The $552.3 million of worldwide Cialis sales in 2004, an increase of 172 percent compared to 2003, comprises $130.6 million of sales in our territories, which are reported in our net sales, and $421.7 million of sales in the joint-venture territories. Within the joint-venture territories, U.S. sales of Cialis were $206.6 million for 2004. In early 2004, Lilly ICOS began a direct-to-consumer advertising campaign in the U.S. Cialis continues to increase its market share in most major markets in this extremely competitive category.

Alimta was launched in the U.S. in February 2004 for the treatment of malignant pleural mesothelioma and in August for second-line treatment of non-small-cell lung cancer (NSCLC). In addition, in September 2004, Alimta was granted marketing authorization by the European Commission for both the treatment of malignant pleural mesothelioma and as a second-line treatment of non-small-cell lung cancer. Alimta was launched in several European countries in the second half of 2004, with additional European market launches scheduled in 2005. We are encouraged by early sales results for Alimta, which exceeded our expectations by generating $142.6 million in 2004.

Cymbalta was launched in the U.S. in late August 2004 for the treatment of major depressive disorder and in September 2004 for the treatment of diabetic peripheral neuropathic pain. Cymbalta has been well accepted, generating $93.9 million in sales in 2004.

Symbyax, launched in the U.S. in January 2004, combines olanzapine (the active ingredient in Zyprexa) and fluoxetine (the active ingredient in Prozac) to treat bipolar depression. Symbyax is the first FDA-approved medication for this difficult-to-treat condition. Symbyax sales in 2004 did not meet our expectations. Several initiatives are underway to reposition the product in the marketplace.

Animal health product sales in the U.S. increased 9 percent, while sales outside the U.S. increased 10 percent, led by Tylan®, Rumensin®, and Paylean®.

## Gross Margin, Costs, and Expenses

The 2004 gross margin decreased to 76.7 percent of sales compared with 78.7 percent for 2003. The decrease was due primarily to continued investment in our manufacturing technical capabilities and capacity and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in sales of higher margin products.

Gross Margin
(as a percent of total net sales)

*Gross margin as a percent of sales decreased by 2.0 percentage points to 76.7 percent. This decline was primarily due to continued investment in our manufacturing technical capabilities and capacity and the impact of foreign exchange rates, offset partially by a favorable product mix due to growth in higher margin products such as Gemzar, Strattera, Forteo, and the newly launched Alimta.*



81.1%
81.3%
80.4%
78.7%
76.7%
00 01 02 03 04


Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 9 percent in 2004. Investment in research and development increased 15 percent, to $2.69 billion, due to increased clinical trial and development expenses and increased incentive compensation and benefits expenses, partially offset by reimbursements for research activities from our collaboration partners. We continue to be a leader in our industry peer group by reinvesting more than 19 percent of our sales into research and development. Marketing and administrative expenses increased 6 percent in 2004, to $4.28 billion, attributable primarily to increased selling expenses in support of the new and anticipated product launches, the impact of foreign exchange rates, increased incentive compensation and benefits expenses, increased charitable contributions to the Lilly Foundation, and increased product liability expenses, offset partially by ongoing marketing cost-containment measures and marketing expense reimbursement from collaboration partners. A majority of the reimbursements are ongoing.

Net other income for 2004 increased $126.9 million to $330.0 million. The increase for 2004 was primarily due to income related to the outlicensing of legacy products outside the United States, milestone payments from collaborations on the duloxetine molecule, income related to a previously assigned patent arrangement of $30.0 million that was recognized in the first quarter of 2004, and other miscellaneous income. This was offset partially by an increase in the net loss of the Lilly ICOS LLC joint venture, due primarily to increased market-

Research and Development
($ millions; percent of net sales)

*Research and development expenditures increased by 15 percent, to $2.7 billion, in 2004 due to increased clinical trial and development expenses and increased incentive compensation and benefits expenses, partially offset by reimbursements for research activities from our collaboration partners. At 19 percent of net sales, we continue to be a leader in our industry peer group in proportion of revenue reinvested in research and development. This significant financial investment in our pipeline of products supports our commitment to develop best-in-class and first-in-class medicines to provide answers for the unmet medical needs of our customers.*



$1,042 16.0%
$1,190 17.0%
$1,370 17.2%
$1,739 18.8%
$1,784 17.8%
$2,019 18.6%
$2,235 19.4%
$2,149 19.4%
$2,350 18.7%
$2,691 19.4%
95 96 97 98 99 00 01 02 03 04


ing costs of Cialis in joint-venture territories, and the 2003 sale of dapoxetine patent rights. We report our 50 percent share of the operating results of the Lilly ICOS joint venture in our net other income. For 2004, our net loss from the joint venture was $79.0 million, compared with $52.4 million in 2003.

The effective tax rate for 2004 was 38.5 percent, compared with 21.5 percent for 2003. The increase in the effective tax rate was caused by the tax provision related to the expected repatriation of $8.00 billion of earnings reinvested outside the U.S. pursuant to the AJCA and the charge for acquired IPR&D related to the AME acquisition, which is not deductible for tax purposes. See Note 11 to the consolidated financial statements for additional information.



# OPERATING RESULTS—2003

## Financial Results

Net income was $2.56 billion, or $2.37 per share, in 2003 and $2.71 billion, or $2.50 per share, in 2002, a decline of 5 percent. We achieved strong worldwide sales growth of 14 percent, to $12.58 billion; however, in order to position ourselves for sustained growth in an increasingly competitive environment, we chose to significantly increase our investments in a number of areas. To ensure the successful launches of our new products, we substantially increased our sales and marketing efforts. In addition, we made substantial investments in our manufacturing operations and research and development activities. These investments into the business, together with lower net other income, negatively affected earnings in 2003.

Certain items, reflected in our operating results for 2003 and 2002, should be considered in comparing the two years. The significant items for 2003 are summarized in the Executive Overview. The 2002 charge is summarized as follows (see Note 3 to the consolidated financial statements for additional information).

**2002**

- In the third quarter of 2002, we recognized a charge of $84.0 million (pretax) for acquired in-process research and development related to a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize exenatide, a potential new treatment for type 2 diabetes, which decreased earnings per share by approximately $.05 in that quarter.

### Sales

Our worldwide sales for 2003 increased 14 percent, to $12.58 billion, due primarily to the strong performance of Zyprexa, diabetes care products, Gemzar, and Evista, and sales related to the launches of Strattera, Cialis, and Forteo. Sales in the U.S. increased 10 percent, to $7.22 billion. Sales outside the U.S. increased 19 percent, to $5.36 billion. Worldwide sales reflected a volume increase of 7 percent, with global selling prices contributing 2 percent and an increase due to favorable changes in exchange rates contributing 5 percent.

Zyprexa sales increased 4 percent in the U.S., where continuing competitive pressures contributed to the slower growth. Sales outside the U.S. increased 42 percent. Excluding the impact of exchange rates, our sales outside the U.S. grew 26 percent. The strong international sales growth of Zyprexa was primarily driven by increased unit volume attributable to the bipolar mania indication and the ongoing conversion from typical to atypical antipsychotics and, to a lesser extent, the impact of exchange rates. Zyprexa recorded strong growth in several key markets, including several major European Union countries and in Japan.

Diabetes care products had aggregate worldwide revenues of $2.57 billion in 2003, an increase of 12 percent. Diabetes care revenues in the U.S. increased 10 percent, to $1.59 billion. Diabetes care revenues outside the U.S. increased 17 percent, to $981.5 million. Humulin sales in the U.S. decreased 2 percent, while sales of the product outside the U.S. increased 13 percent. Humalog sales in the U.S. increased 25 percent, and sales outside the U.S. increased 19 percent.

Gemzar became a billion-dollar product in 2003, with sales increases in the U.S. of 8 percent and outside the U.S. of 27 percent.

Evista sales in the U.S. increased 5 percent. The U.S. growth was negatively affected by the exit of patients from the osteoporosis prevention market. Sales outside the U.S. increased 36 percent.

In November 2002, the FDA approved Strattera for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and adults. Strattera sales were $370.3 million in 2003.

Cialis was launched in 2003 in several markets outside the U.S. by Lilly and ICOS, and the product was launched in the U.S. in early December 2003. Cialis had total sales of $203.3 million in 2003. Of this total, $73.5 million represent sales in our exclusive territories

The following table summarizes our net sales activity in 2003 compared with 2002:

| Product | Year Ended December 31, 2003 | | | Year Ended December 31, 2002 | Percent Change |
|---|---|---|---|---|---|
| (Dollars in millions) | U.S.[1] | Outside U.S. | Total | Total | from 2002 |
| Zyprexa | $2,645.5 | $1,631.4 | $ 4,276.9 | $ 3,688.9 | 16 |
| Humulin | 521.9 | 538.5 | 1,060.4 | 1,004.1 | 6 |
| Gemzar | 524.2 | 497.5 | 1,021.7 | 874.6 | 17 |
| Humalog | 662.7 | 358.6 | 1,021.3 | 834.2 | 22 |
| Evista | 660.6 | 261.5 | 922.1 | 821.9 | 12 |
| Animal health products | 310.2 | 416.4 | 726.6 | 693.1 | 5 |
| Fluoxetine products | 399.4 | 245.7 | 645.1 | 733.7 | (12) |
| Anti-infectives | 69.9 | 420.0 | 489.9 | 577.4 | (15) |
| Actos | 362.4 | 68.8 | 431.2 | 391.7 | 10 |
| Humatrope | 167.0 | 203.9 | 370.9 | 329.3 | 13 |
| Strattera | 369.9 | 0.4 | 370.3 | 2.6 | NM |
| ReoPro | 201.4 | 163.0 | 364.4 | 384.0 | (5) |
| Xigris | 110.0 | 50.4 | 160.4 | 100.2 | 60 |
| Cialis[2] | 0.3 | 73.2 | 73.5 | — | NM |
| Forteo | 63.2 | 2.1 | 65.3 | 5.6 | NM |
| Other pharmaceutical products | 153.0 | 429.5 | 582.5 | 636.2 | (8) |
| Total net sales | $7,221.6 | $5,360.9 | $12,582.5 | $11,077.5 | 14 |

NM—Not meaningful

[1] U.S. sales include sales in Puerto Rico.

[2] Cialis sales shown in the table above represent results in the territories in which we market Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture-territory sales, net of expenses, is reported in net other income in our consolidated income statement.

# Consolidated Statements of Income

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

| Year Ended December 31 | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales | **$13,857.9** | $12,582.5 | $11,077.5 |
| Cost of sales | **3,223.9** | 2,675.1 | 2,176.5 |
| Research and development | **2,691.1** | 2,350.2 | 2,149.3 |
| Marketing and administrative | **4,284.2** | 4,055.4 | 3,424.0 |
| Acquired in-process research and development (Note 3) | **392.2** | — | 84.0 |
| Asset impairments, restructuring, and other special charges (Note 4) | **603.0** | 382.2 | — |
| Interest expense | **51.6** | 61.0 | 79.7 |
| Other income—net | **(330.0)** | (203.1) | (293.7) |
| | **10,916.0** | 9,320.8 | 7,619.8 |
| Income before income taxes | **2,941.9** | 3,261.7 | 3,457.7 |
| Income taxes (Note 11) | **1,131.8** | 700.9 | 749.8 |
| Net income | **$ 1,810.1** | $ 2,560.8 | $ 2,707.9 |
| Earnings per share—basic (Note 10) | **$1.67** | $2.38 | $2.51 |
| Earnings per share—diluted (Note 10) | **$1.66** | $2.37 | $2.50 |

See notes to consolidated financial statements.

FINANCIALS

and are reported in our net sales. The remaining Cialis sales relate to the joint-venture territories of Lilly ICOS LLC (North America and Europe) and are reported in the Lilly ICOS joint-venture income statement along with related expenses. We report our 50 percent share of the operating results of the joint venture in our net other income.

Forteo was officially launched in the U.S. in December 2002, and we received an approval in Europe in June 2003. Forteo sales were $65.3 million in 2003.

Animal health product sales in the U.S. increased 2 percent, while sales outside the U.S. increased 7 percent.

### Gross Margin, Costs, and Expenses

The 2003 gross margin decreased to 78.7 percent of sales compared with 80.4 percent for 2002. This decrease was attributed primarily to increased costs associated with quality improvements and growth in capacity of our manufacturing operations and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in sales of higher margin products.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 15 percent in 2003. Investment in research and development increased 9 percent, to $2.35 billion, due to increased clinical-trial expenses, the impact of foreign exchange rates, and milestone payments to Amylin for successful Phase III studies of exenatide. Maintaining our strong commitment to innovation, we invested approximately 19 percent of our sales in research and development efforts in 2003. Marketing and administrative expenses increased 18 percent compared with 2002, attributable primarily to increased marketing expenses in support of new product launches, preparation for anticipated launches, and the impact of foreign exchange rates.

Net other income for 2003 was $203.1 million, a decrease of $90.6 million. The decrease was primarily due to lower interest and miscellaneous income. For 2003, our net loss from the Lilly ICOS LLC joint venture was $52.4 million, compared with $37.8 million in 2002.

The effective tax rate for 2003 was 21.5 percent compared with 21.7 percent for 2002. See Note 11 to the consolidated financial statements for additional information.

## FINANCIAL CONDITION

Cash flow from operations of $2.87 billion, net proceeds from the sales of long-term investments of $2.88 billion in preparation of implementation of the AJCA repatriation (as discussed later in this section), and an increase in short-term borrowings of $1.48 billion were partially offset by dividends paid of $1.54 billion and net capital expenditures of $1.88 billion. As a consequence, cash, cash equivalents, and short-term investments increased $3.75 billion to $7.46 billion at December 31, 2004.

Our inventories increased by $328.6 million during 2004, to $2.29 billion, due primarily to exchange rate translation of overseas inventories to adjust for U.S. dollar weakness and to the buildup of inventory for new product launches and our growth products.

Capital Expenditures
($ millions)

*Capital expenditures increased 11 percent from 2003. The continued heavy investment supported various manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to remain approximately the same as 2004 levels while we continue to prepare for the long-term growth of our diabetes care and other products, as well as increased research and development activities.*



$677.9
$884.0
$1,130.9
$1,706.6
$1,898.1
00
01
02
03
04


Capital expenditures of $1.90 billion during 2004 were $191.5 million more than in 2003 as we continued to invest in manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to remain approximately the same as 2004 levels while we continue to prepare for the long-term growth of our diabetes care and other products, as well as increased research and development activities.

Total debt at December 31, 2004, was $6.51 billion, an increase of $1.63 billion from December 31, 2003, primarily due to the issuance of commercial paper to fund U.S. operating activities. In addition, in August 2004, we issued $1.00 billion of floating rate notes. The majority of the proceeds of this debt offering were used to redeem other outstanding debt. Our current debt ratings from Standard & Poor's and Moody's remain at AA and Aa3, respectively.

Dividends of $1.42 per share were paid in 2004, an increase of 6 percent from 2003. In the fourth quarter of 2004, effective for the first-quarter dividend in 2005, the quarterly dividend was increased to $.38 per share (a 7 percent increase), resulting in an indicated annual rate for 2005 of $1.52 per share. The year 2004 was the 120th consecutive year in which we made dividend payments and the 37th consecutive year in which dividends have been increased.

On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 (AJCA), which creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corpora-

## Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

| December 31 | 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| *Current Assets* | | |
| Cash and cash equivalents | $ 5,365.3 | $ 2,756.3 |
| Short-term investments | 2,099.1 | 957.0 |
| Accounts receivable, net of allowances of $66.1 (2004) and $69.3 (2003) | 2,058.7 | 1,864.9 |
| Other receivables | 494.3 | 477.6 |
| Inventories | 2,291.6 | 1,963.0 |
| Deferred income taxes (Note 11) | 255.3 | 500.6 |
| Prepaid expenses | 271.5 | 249.5 |
| Total current assets | 12,835.8 | 8,768.9 |
| *Other Assets* | | |
| Prepaid pension (Note 12) | 2,253.8 | 1,613.3 |
| Investments (Note 5) | 561.4 | 3,374.6 |
| Sundry (Note 8) | 1,665.1 | 1,392.5 |
| | 4,480.3 | 6,380.4 |
| *Property and Equipment, net* | 7,550.9 | 6,539.0 |
| | $24,867.0 | $21,688.3 |
| **Liabilities and Shareholders' Equity** | | |
| *Current Liabilities* | | |
| Short-term borrowings (Note 6) | $ 2,020.6 | $ 196.5 |
| Accounts payable | 648.6 | 875.9 |
| Employee compensation | 471.6 | 387.4 |
| Sales rebates and discounts | 475.3 | 488.9 |
| Dividends payable | 414.4 | 398.3 |
| Income taxes payable (Note 11) | 1,703.9 | 1,749.8 |
| Other current liabilities (Note 8) | 1,859.3 | 1,464.0 |
| Total current liabilities | 7,593.7 | 5,560.8 |
| *Other Liabilities* | | |
| Long-term debt (Note 6) | 4,491.9 | 4,687.8 |
| Deferred income taxes (Note 11) | 620.4 | 386.1 |
| Other noncurrent liabilities (Note 8) | 1,241.1 | 1,288.8 |
| | 6,353.4 | 6,362.7 |
| Commitments and contingencies (Note 13) | — | — |
| *Shareholders' Equity* (Notes 7 and 9) | | |
| Common stock—no par value | | |
| Authorized shares: 3,200,000,000 | | |
| Issued shares: 1,132,884,801 (2004) and 1,124,677,097 (2003) | 708.0 | 702.3 |
| Additional paid-in capital | 3,119.4 | 2,610.0 |
| Retained earnings | 9,724.6 | 9,470.4 |
| Employee benefit trust | (2,635.0) | (2,635.0) |
| Deferred costs—ESOP | (111.9) | (118.6) |
| Accumulated other comprehensive income (loss) (Note 14) | 218.6 | (160.1) |
| | 11,023.7 | 9,869.0 |
| Less cost of common stock in treasury | | |
| 2004—942,677 shares | | |
| 2003—951,578 shares | 103.8 | 104.2 |
| | 10,919.9 | 9,764.8 |
| | $24,867.0 | $21,688.3 |

See notes to consolidated financial statements.

FINANCIALS

Return on Shareholders' Equity
(based on income from continuing operations divided by average shareholders' equity)

*Return on shareholders' equity declined in 2004, to 17.5 percent. This decline is primarily attributable to additional tax expense associated with the anticipated repatriation of earnings as the result of the American Jobs Creation Act and charges related to both acquired in-process research and development and restructuring activities. In addition, we made substantial investments in our manufacturing operations and research and development activities.*


26.1%
28.2%
37.5%
46.0%
53.9%
55.3%
42.3%
35.2%
28.4%
17.5%
95 96 97 98 99 00 01 02 03 04

tions. Although the deduction is subject to a number of limitations and uncertainty remains as to how to interpret certain provisions of the AJCA, we believe we have the information necessary to make an informed decision on the impact of the AJCA on our repatriation plans. Based on that decision, we plan to repatriate $8.00 billion in incentive dividends, as defined in the AJCA, during 2005 and accordingly have recorded a related tax liability of $465.0 million as of December 31, 2004. Potential uses of proceeds from the incentive dividends include research and development activities, capital asset expenditures, and other permitted activities. As noted above, in anticipation of the repatriation of overseas earnings into the U.S. in 2005, we began to liquidate our long-term investments held internationally during the latter part of 2004 into cash, cash equivalents and short-term investments.

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our operating needs, including debt service, capital expenditures, dividends, and taxes in 2005. We believe that amounts available through our existing commercial paper program should be adequate to fund maturities of short-term borrowings, if necessary. Our commercial paper program is also currently backed by $1.25 billion of unused committed bank credit facilities. We will likely repay our outstanding commercial paper and a portion of our other debt during 2005 using available cash. Various risks and uncertainties, including those discussed in the Financial Expectations for 2005 section, may affect our operating results and cash generated from operations.

Dividends Paid Per Share
(dollars)

*Dividends paid during 2004 increased to $1.42 per share. This constitutes the 37th consecutive increase in annual dividends. The company also continues this tradition into 2005 by declaring a first-quarter 2005 dividend of $.38 per share, a 7 percent increase over first-quarter 2004. This record clearly reflects our continued commitment to delivering outstanding shareholder value.*


$1.04
$1.12
$1.24
$1.34
$1.42
00 01 02 03 04

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2004 and 2003, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2004 and 2003, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2004 and 2003, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2004 and 2003, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

### Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same year, the aggregate charge to expense could be material to the results of operations in any one period. The inherent risk in pharmaceutical development makes it unlikely that this will occur, as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

FINANCIALS

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1–3 Years | 3–5 Years | More Than 5 Years |
| Long-term debt, including interest payments[1] | $ 10,170.6 | $ 473.4 | $2,172.0 | $557.6 | $6,967.6 |
| Capital lease obligations | 165.9 | 28.9 | 34.6 | 27.0 | 75.4 |
| Operating leases | 354.4 | 89.3 | 139.0 | 78.2 | 47.9 |
| Purchase obligations[2] | 2,927.3 | 2,596.0 | 191.1 | 88.9 | 51.3 |
| Other long-term liabilities reflected on our balance sheet under GAAP[3] | 589.2 | — | 90.6 | 90.6 | 408.0 |
| Other[4] | 70.6 | 63.1 | 7.5 | — | — |
| Total | $14,278.0 | $3,250.7 | $2,634.8 | $842.3 | $7,550.2 |

[1] Our long-term debt obligations include both our expected principal and interest obligations, including our interest rate swaps. The interest rate forward curve at December 31, 2004, was used to compute the amount of the contractual obligation for the variable rate debt instruments and swaps.
[2] We have included the following:
- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2004. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3] We have included our long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities.
[4] This category comprises primarily cash to be used in loan funding requirements to our collaboration partners, and our minimum pension funding requirements.

The contractual obligations table is current as of December 31, 2004. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are terminated or modified.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, there may also be other estimates or assumptions that are reasonable; however, we believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report.

Our most critical accounting policies are described below. We have discussed the nature and the inherent judgment used in the application of our critical accounting policies with our audit committee.

### Revenue Recognition and Sales Rebate and Discount Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer, typically a wholesale distributor. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded.

We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. We are generally able to determine when significant wholesaler stocking or destocking has occurred during a particular period, but we cannot accurately quantify the amount of stocking or destocking. An unusual buying pattern compared with underlying demand of our products is often the result of speculative buying by wholesalers in anticipation of price increases. Other causes include product supply issues and changes in wholesaler business operations. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if the amount is believed to be material to the product sales trend.

As a result of recently restructuring our arrangements with our U.S. wholesalers, we anticipate reductions in wholesaler inventory levels for certain products (primarily Strattera, Prozac, and Gemzar) in the first part of 2005. While this could affect the sales growth rates for certain individual products in the near term, it is unlikely to have a material impact on our consolidated sales or results of operations for 2005. We expect that the new structure will reduce the speculative wholesaler buying we have seen in the past and provide us improved data on inventory levels at our U.S. wholesalers. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns, which have been approximately 1 percent or less of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

We establish sales rebate and discount accruals in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, long-term-care, hospital, discount card programs, and various other government programs. We base these accruals primarily upon our historical rebate/discount payments made to our customer segment groups and the provisions of current rebate/discount contracts. We calculate these rebates/discounts based upon a percentage of our sales for each of our products as defined by the statutory rates and the contracts with our various customer groups.

The largest of our sales rebate/discount amounts are rebates associated with sales covered by Medicaid. Although we generally accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically billed up to six months later. Due to the time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate/discount contracts.

Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, the government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, our rebate reserves are adjusted.

We believe that our accruals for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different accrual amount for sales rebates and discounts. Federally mandated Medicaid rebate and state pharmaceutical assistance programs reduced sales by $641.0 million, $567.6 million, and $438.2 million in 2004, 2003, and 2002, respectively. A 5 percent change in the Medicaid rebate expense we recognized in 2004 would lead to an approximate $32 million effect on our income before income taxes. As of December 31, 2004, our Medicaid rebate liability was $279.6 million.

Approximately 86 percent and 92 percent of our global rebate and discount liability results from sales of our products in the United States as of December 31, 2004 and 2003, respectively. The following represents a roll-forward of our most significant U.S. rebate and discount liability balances, including Medicaid (in millions):

| | 2004 | 2003 |
|---|---|---|
| Rebate and discount liability, beginning of year | **$ 398.0** | $ 328.1 |
| Reduction of net sales due to discounts and rebates[1] | **1,157.0** | 1,225.2 |
| Cash payments of discounts and rebates | **(1,187.1)** | (1,155.3) |
| Rebate and discount liability, end of year | **$ 367.9** | $ 398.0 |

[1] Adjustments of the estimates for these rebates and discounts to actual results were less than 0.3 percent of net sales for each of the years presented.

### Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we have accrued for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage.

We also consider the insurance coverage we have to diminish the exposure. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, and the possibility of and the length of time for collection.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount for product litigation liabilities and other contingencies or a different recovery amount from the insurance companies. A 5 percent change in the product litigation liabilities and other contingencies accrual would lead to an approximate $13 million effect on our income before income taxes; however, we would expect much of this effect to be offset by recoveries from our insurance coverages. A 5 percent change in the insurance recoveries estimate would lead to an approximate $4 million effect on our income before income taxes.



### Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 12 to the consolidated financial statements for additional information regarding our retirement benefits.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 85 percent to 95 percent of which are growth investments); and the views of leading financial advisers and economists. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2004 annual expense would increase by approximately $16 million. A one-percentage-point decrease would decrease the aggregate of the 2004 service cost and interest cost by approximately $14 million. If the discount rate for 2004 were to be changed by a quarter percentage point, income before income taxes would change by approximately $21 million. If the expected return on plan assets for 2004 were to be changed by a quarter percentage point, income before income taxes would change by approximately $11 million. If our assumption regarding the expected age of future retirees for 2004 were adjusted by one year, that would affect our income before income taxes by approximately $26 million.

### Income Taxes

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors.

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems. We record a liability for tax contingencies when we believe it is probable that we will be assessed and the amount of the contingency can be reasonably estimated. The tax contingency reserve is adjusted for changes in facts and circumstances, and additional uncertainties. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for tax contingency reserves are appropriate and sufficient to pay assessments that may result from examinations of our tax returns; however, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

## FINANCIAL EXPECTATIONS FOR 2005

For the full year 2005, we currently expect earnings per share to be in the range of $2.80 to $2.90, including the incremental equity compensation expense estimated at $.25 per share as a result of expensing stock options (see Note 2 to the consolidated financial statements for additional information) and compensation structural changes. For the full year 2005, we expect sales to grow 8 percent to 10 percent (with acceleration in the second half of the year), gross margins as a percentage of sales to decline by roughly 50 basis points to 75 basis points, marketing and administrative expenses to grow in the low single digits, and research and development expenses to grow in the mid-single digits. Further, we expect other income to contribute approximately $175 million to $225 million, and the effective tax rate to be about 22 percent. As a result of recently restructuring our arrangements with our U.S. wholesalers, we anticipate reductions in wholesaler inventory levels for certain products (primarily Strattera, Prozac, and Gemzar) in the first part of 2005. While this could affect the sales growth rates for certain individual products in the near term, it is unlikely to have a material impact on our consolidated sales or results of operations for 2005.

Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; foreign exchange rates; wholesaler inventory changes; other regulatory developments, litigation, and government investigations; and the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals. In particular, as described later in Legal and Regulatory Matters, certain generic pharmaceutical manufacturers have challenged our U.S. compound patent for Zyprexa. We are awaiting the trial court decision on the challenge. If the decision is unfavorable and the generic companies launch generic olanzapine prior to resolution of appeals, our financial results would be very negatively affected. We undertake no duty to update these forward-looking statements.

## LEGAL AND REGULATORY MATTERS

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy's Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals (Teva), have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid, unenforceable, or not infringed. We filed suit against the three companies in the U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis was held in January and February of 2004, and we are awaiting the court's decision. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers' claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA with the FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. In November 2002, we filed suit against Barr in the U.S. District Court for the Southern District of Indiana seeking a ruling that Barr's challenges to our patents claiming the methods of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. Recently, Barr has also asserted that the method of use patents are unenforceable. On September 28, 2004, the U.S. Patent and Trademark Office issued to us a new patent (expiring in 2017) directed to pharmaceutical compositions containing raloxifene. Barr has challenged this patent, alleging that the patent is invalid, unenforceable, or will not be infringed. This patent has been added to the lawsuit. The suit is in discovery and the trial is now scheduled to begin in February 2006. While we believe that Barr's claims are without merit and we expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, U.S. Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received subpoenas seeking additional documents in July 2003, July 2004, and August 2004. We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. Based upon advanced discussions with the government to resolve this matter, which commenced in the fourth quarter of 2004, we have expensed $36.0 million, which we believe will be sufficient to resolve the matter.

In March 2004, the office of the U.S. Attorney for the Eastern District of Pennsylvania advised us that it has commenced a civil investigation related to our U.S. marketing and promotional practices with respect to Zyprexa, Prozac, and Prozac Weekly. We are cooperating with the U.S. Attorney in this investigation and are providing a broad range of documents and information related to the investigation, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. It is possible that other Lilly products could become subject to this investigation and that the outcome of this matter could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of this matter or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, and remuneration of health care professionals comply with promotional laws and regulations.

We have been named in approximately 140 product liability cases in the United States involving approximately 360 claimants alleging a variety of injuries from the use of Zyprexa. Most of the cases allege that the product caused or contributed to diabetes or high blood-glucose levels. The lawsuits seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the lawsuits also allege that we improperly promoted the drug. We are vigorously defending these suits. All the federal cases, involving approximately 330 claimants, have been or will be transferred to The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New

York for consolidated and coordinated pretrial proceedings. Two cases requesting certification of nationwide class actions on behalf of those who allegedly suffered injuries from the administration of Zyprexa were filed in the Federal District Court for the Eastern District of New York on April 16, 2004, and May 19, 2004, respectively. The cases seek damages for alleged personal injuries and also seek compensation for medical monitoring of individuals who have taken Zyprexa. A lawsuit was also filed that requests a class action on behalf of Iowa residents who took Zyprexa, and that case has been transferred to the federal court in New York. In addition, we have entered into agreements with various plaintiffs' counsel halting the running of the statutes of limitation (tolling agreements) with respect to more than 3,050 individuals who do not have lawsuits on file and may or may not eventually file suits. This provides counsel additional time to evaluate the potential claims. In exchange, the individuals have agreed not to file suits in state courts, and the Plaintiffs Steering Committee agreed to dismiss the personal injury claims in the two pending nationwide class actions. The class action claims seeking medical monitoring for Zyprexa patients are not affected by this agreement.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels and that we improperly promoted the drug. In these actions, which we have removed to federal court, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug benefit programs and the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. The allegations in these suits are similar to those in the litigation pending in the United States.

The number of product liability lawsuits and tolled claims relating to Zyprexa continues to increase, and we cannot predict at this time the additional number of lawsuits and claims that may be asserted. As noted, we are vigorously defending this litigation. However, product litigation of this type is inherently unpredictable, with the risk of excessive verdicts not justified by the evidence. Accordingly, it is possible that the ultimate resolution of the Zyprexa product liability litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In Germany, Egis-Gyogyszergyar, a generic pharmaceutical manufacturer, has challenged the validity of our Zyprexa compound and method of use patents (expiring in 2011) in that country. We currently anticipate a decision from the German Patent Court in 2006. In addition to our patents, we have data package exclusivity in Germany through September 2006. We are vigorously contesting the legal challenge to this patent. We cannot predict or determine the outcome of this litigation.

We have been named as a defendant in numerous other product liability lawsuits, involving primarily diethylstilbestrol (DES) and thimerosal. See Note 13 to the consolidated financial statements for further information on those matters.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us, we believe that, except as noted previously with respect to the U.S. Zyprexa and Evista patent litigation, the Zyprexa, Prozac, and Prozac Weekly marketing and promotional practices investigation, and the Zyprexa product liability litigation, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

## PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed earlier in this section and in Exhibit 99 to our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. We undertake no duty to update forward-looking statements.

# Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

| Year Ended December 31 | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash Flows From Operating Activities** | | | |
| Net income | $ 1,810.1 | $ 2,560.8 | $ 2,707.9 |
| **Adjustments To Reconcile Net Income to Cash Flows From Operating Activities** | | | |
| Depreciation and amortization | 597.5 | 548.5 | 493.0 |
| Change in deferred taxes | 772.4 | 130.9 | 346.5 |
| Acquired in-process research and development, net of tax | 381.7 | — | 54.6 |
| Asset impairments, restructuring, and other special charges, net of tax | 374.3 | 261.7 | — |
| Other, net | 171.5 | 61.0 | 10.8 |
| | 4,107.5 | 3,562.9 | 3,612.8 |
| Changes in operating assets and liabilities: | | | |
| Receivables—increase | (240.8) | (195.1) | (321.1) |
| Inventories—increase | (111.6) | (170.8) | (285.1) |
| Other assets—increase | (765.2) | (211.9) | (667.4) |
| Accounts payable and other liabilities—increase (decrease) | (120.4) | 661.6 | (268.5) |
| | (1,238.0) | 83.8 | (1,542.1) |
| **Net Cash Provided by Operating Activities** | 2,869.5 | 3,646.7 | 2,070.7 |
| **Cash Flows From Investing Activities** | | | |
| Purchase of property and equipment | (1,898.1) | (1,706.6) | (1,130.9) |
| Disposals of property and equipment | 20.5 | 61.2 | 36.8 |
| Net change in short-term investments | (1,119.0) | 774.0 | (651.8) |
| Proceeds from sales and maturities of noncurrent investments | 14,849.3 | 6,762.4 | 4,777.9 |
| Purchase of noncurrent investments | (11,967.7) | (7,005.3) | (5,190.3) |
| Purchase of in-process research and development | (29.9) | — | (84.0) |
| Cash paid for acquisition of Applied Molecular Evolution, net of cash acquired | (71.7) | — | — |
| Other, net | (468.2) | (217.2) | (232.1) |
| **Net Cash Used in Investing Activities** | (684.8) | (1,331.5) | (2,474.4) |
| **Cash Flows From Financing Activities** | | | |
| Dividends paid | (1,539.8) | (1,443.0) | (1,335.8) |
| Purchase of common stock and other capital transactions | — | (281.1) | (385.2) |
| Issuances of common stock under stock plans | 104.5 | 103.1 | 64.6 |
| Net change in short-term borrowings | 1,478.2 | (247.3) | (18.0) |
| Proceeds from issuance of long-term debt | 1,000.0 | 830.0 | 1,259.6 |
| Repayments of long-term debt | (839.2) | (540.0) | (7.2) |
| **Net Cash Provided by (Used for) Financing Activities** | 203.7 | (1,578.3) | (422.0) |
| Effect of exchange rate changes on cash | 220.6 | 73.5 | 69.3 |
| Net increase (decrease) in cash and cash equivalents | 2,609.0 | 810.4 | (756.4) |
| Cash and cash equivalents at beginning of year | 2,756.3 | 1,945.9 | 2,702.3 |
| **Cash and cash equivalents at end of year** | $ 5,365.3 | $ 2,756.3 | $ 1,945.9 |

See notes to consolidated financial statements.

# Consolidated Statements of Comprehensive Income

ELI LILLY AND COMPANY AND SUBSIDIARIES

| (Dollars in millions) Year Ended December 31 | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income | **$1,810.1** | $2,560.8 | $2,707.9 |
| Other comprehensive income (loss) | | | |
| Foreign currency translation gains | **441.7** | 473.0 | 273.6 |
| Net unrealized gains (losses) on securities | **(25.9)** | 72.0 | (67.4) |
| Minimum pension liability adjustment | **(4.4)** | (9.8) | (4.6) |
| Effective portion of cash flow hedges | **(53.7)** | (2.1) | (217.9) |
| Other comprehensive income (loss) before income taxes | **357.7** | 533.1 | (16.3) |
| Provision for income taxes related to other comprehensive income (loss) items | **21.0** | (22.4) | 93.9 |
| Other comprehensive income (Note 14) | **378.7** | 510.7 | 77.6 |
| Comprehensive income | **$2,188.8** | $3,071.5 | $2,785.5 |

See notes to consolidated financial statements.

# ☐ Segment Information

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

We operate in one significant business segment—pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

| Year Ended December 31 | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales—to unaffiliated customers | | | |
| Neurosciences | **$ 6,052.5** | $ 5,554.8 | $ 4,668.3 |
| Endocrinology | **4,290.9** | 3,926.7 | 3,444.6 |
| Oncology | **1,366.2** | 1,039.8 | 893.1 |
| Animal health | **798.7** | 726.6 | 693.1 |
| Cardiovascular | **658.7** | 669.3 | 624.9 |
| Anti-infectives | **478.0** | 489.9 | 577.4 |
| Other pharmaceutical | **212.9** | 175.4 | 176.1 |
| Net sales | **$13,857.9** | $12,582.5 | $11,077.5 |
| **Geographic Information** | | | |
| Net sales—to unaffiliated customers[1] | | | |
| United States | **$ 7,668.5** | $ 7,221.6 | $ 6,582.3 |
| Europe | **3,534.7** | 3,102.9 | 2,471.9 |
| Other foreign countries | **2,654.7** | 2,258.0 | 2,023.3 |
| | **$13,857.9** | $12,582.5 | $11,077.5 |
| Long-lived assets | | | |
| United States | **$ 5,874.1** | $ 5,296.0 | $ 4,725.1 |
| Europe | **1,606.7** | 1,279.1 | 997.1 |
| Other foreign countries | **1,577.3** | 1,209.2 | 673.3 |
| | **$ 9,058.1** | $ 7,784.3 | $ 6,395.5 |

[1]Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Prozac, Strattera, Cymbalta, Permax®, Symbyax, and Yentreve. Endocrinology products consist primarily of Humalog, Humulin, Actos, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar and Alimta. Animal health products include Tylan®, Rumensin®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro and Xigris. Anti-infectives include primarily Ceclor® and Vancocin®. The other pharmaceutical product group includes Cialis, Axid®, and other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2004, our three largest wholesalers each accounted for between 13 percent and 17 percent of consolidated net sales. Further, they each accounted for between 1 percent and 13 percent of accounts receivable as of December 31, 2004. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $223 million, $204 million, and $221 million in 2004, 2003, and 2002, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

## Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

| 2004 | Fourth | Third | Second | First |
|---|---|---|---|---|
| Net sales | $3,644.3 | $3,280.4 | $3,556.3 | $3,376.9 |
| Cost of sales | 865.7 | 810.1 | 796.4 | 751.7 |
| Operating expenses | 1,803.7 | 1,606.7 | 1,854.4 | 1,710.5 |
| Acquired in-process research and development | 29.9 | — | — | 362.3 |
| Asset impairments, restructuring, and other special charges | 494.1 | — | 108.9 | — |
| Other—net | (69.1) | (104.6) | (41.6) | (63.1) |
| Income before income taxes | 520.0 | 968.2 | 838.2 | 615.5 |
| Net income (loss) | (2.4)[1] | 755.2 | 656.9 | 400.4 |
| Earnings per share—basic | .00 | .70 | .61 | .37 |
| Earnings per share—diluted | .00 | .69 | .60 | .37 |
| Dividends paid per share | .355 | .355 | .355 | .355 |
| Common stock closing prices | | | | |
| High | 62.01 | 69.37 | 76.26 | 74.70 |
| Low | 50.44 | 60.05 | 67.60 | 65.00 |

| 2003 | Fourth | Third | Second | First |
|---|---|---|---|---|
| Net sales | $3,465.5 | $3,139.4 | $3,088.2 | $2,889.4 |
| Cost of sales | 731.5 | 679.3 | 643.0 | 621.3 |
| Operating expenses | 1,844.2 | 1,531.5 | 1,585.8 | 1,444.1 |
| Asset impairments, restructuring, and other special charges | 28.3 | — | — | 353.9 |
| Other—net | (102.5) | 12.7 | (28.5) | (23.8) |
| Income before income taxes | 964.0 | 915.9 | 887.9 | 493.9 |
| Net income | 747.2 | 714.4 | 692.2 | 407.0 |
| Earnings per share—basic | .69 | .66 | .64 | .38 |
| Earnings per share—diluted | .69 | .66 | .64 | .38 |
| Dividends paid per share | .335 | .335 | .335 | .335 |
| Common stock closing prices | | | | |
| High | 73.89 | 70.33 | 69.83 | 67.98 |
| Low | 60.78 | 57.99 | 57.73 | 53.70 |

Our common stock is listed on the New York, London, and other stock exchanges.

[1]The net loss in the fourth quarter of 2004 included tax expenses of $465.0 million associated with the anticipated repatriation of $8.00 billion of our earnings reinvested outside the U.S. as a result of the American Jobs Creation Act (see Note 11).

## ☐ Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Operations** | | | | | |
| Net sales | **$13,857.9** | $12,582.5 | $11,077.5 | $11,542.5 | $10,862.2 |
| Cost of sales | **3,223.9** | 2,675.1 | 2,176.5 | 2,160.2 | 2,055.7 |
| Research and development | **2,691.1** | 2,350.2 | 2,149.3 | 2,235.1 | 2,018.5 |
| Marketing and administration | **4,284.2** | 4,055.4 | 3,424.0 | 3,417.4 | 3,228.3 |
| Other | **716.8** | 240.1 | (130.0) | 222.9 | (299.0) |
| Income before income taxes | **2,941.9** | 3,261.7 | 3,457.7 | 3,506.9 | 3,858.7 |
| Income taxes | **1,131.8** | 700.9 | 749.8 | 726.9 | 800.9 |
| Net income | **1,810.1** | 2,560.8 | 2,707.9 | 2,780.0 | 3,057.8 |
| Net income as a percent of sales | **13.1%** | 20.4% | 24.4% | 24.1% | 28.2% |
| Net income per share—diluted | **1.66** | 2.37 | 2.50 | 2.55 | 2.79 |
| Dividends declared per share | **1.45** | 1.36 | 1.27 | 1.15 | 1.06 |
| Weighted-average number of shares outstanding—diluted (thousands) | **1,088,936** | 1,082,230 | 1,085,088 | 1,090,793 | 1,097,725 |
| **Financial Position** | | | | | |
| Current assets | **$12,835.8** | $ 8,768.9 | $ 7,804.1 | $ 6,938.9 | $ 7,943.0 |
| Current liabilities | **7,593.7** | 5,560.8 | 5,063.5 | 5,203.0 | 4,960.7 |
| Property and equipment—net | **7,550.9** | 6,539.0 | 5,293.0 | 4,532.4 | 4,176.6 |
| Total assets | **24,867.0** | 21,688.3 | 19,042.0 | 16,434.1 | 14,690.8 |
| Long-term debt | **4,491.9** | 4,687.8 | 4,358.2 | 3,132.1 | 2,633.7 |
| Shareholders' equity | **10,919.9** | 9,764.8 | 8,273.6 | 7,104.0 | 6,046.9 |
| **Supplementary Data** | | | | | |
| Return on shareholders' equity | **17.5%** | 28.4% | 35.2% | 42.3% | 55.3% |
| Return on assets | **7.8%** | 12.6% | 15.2% | 17.8% | 22.9% |
| Capital expenditures | **$ 1,898.1** | $ 1,706.6 | $ 1,130.9 | $ 884.0 | $ 677.9 |
| Depreciation and amortization | **597.5** | 548.5 | 493.0 | 454.9 | 435.8 |
| Effective tax rate | **38.5%** | 21.5% | 21.7% | 20.7% | 20.8% |
| Number of employees | **44,500** | 45,000 | 42,900 | 40,500 | 35,200 |
| Number of shareholders of record | **52,400** | 54,600 | 56,200 | 57,700 | 59,200 |

# Notes to Consolidated Financial Statements

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

## Note 1: Summary of Significant Accounting Policies

**Basis of presentation:** The accompanying consolidated financial statements have been prepared in accordance with accounting practices generally accepted in the United States (GAAP). The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders' interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

**Cash equivalents:** We consider all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value. If items meeting this definition are part of a larger investment pool, they are classified consistent with the classification of the pool.

**Inventories:** We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 39 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

| | 2004 | 2003 |
|---|---|---|
| Finished products | $ 717.5 | $ 542.1 |
| Work in process | 1,356.3 | 1,169.0 |
| Raw materials and supplies | 305.7 | 315.9 |
| | 2,379.5 | 2,027.0 |
| Reduction to LIFO cost | (87.9) | (64.0) |
| | $2,291.6 | $1,963.0 |

**Investments:** Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income. We own no investments that are considered to be trading securities.

**Derivative financial instruments:** Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the euro and the Japanese yen). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currency. These contracts are recorded at fair value with the gain or loss recognized in current earnings. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.



**Goodwill and other intangibles:** Other intangibles with finite lives arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-10 years, using the straight-line method. Goodwill is not amortized. Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. Unamortized goodwill and other intangibles with finite lives were $110.3 million and $92.2 million, respectively, at December 31, 2004 and 2003, and were included in sundry assets in the consolidated balance sheets. We currently have no other intangible assets with indefinite lives. No material impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2004, 2003, or 2002.

**Property and equipment:** Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis, and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset's net book value over the asset's fair value, and the cost basis is adjusted.

At December 31, property and equipment consisted of the following:

| | 2004 | 2003 |
|---|---|---|
| Land | **$ 147.0** | $ 124.8 |
| Buildings | **3,569.5** | 3,134.7 |
| Equipment | **5,627.2** | 5,305.8 |
| Construction in progress | **2,995.2** | 2,502.7 |
| | **12,338.9** | 11,068.0 |
| Less allowances for depreciation | **4,788.0** | 4,529.0 |
| | **$ 7,550.9** | $ 6,539.0 |

Depreciation expense for 2004, 2003, and 2002 was $495.9 million, $469.3 million, and $437.8 million, respectively. Approximately $111.3 million, $61.0 million, and $60.3 million of interest costs were capitalized as part of property and equipment in 2004, 2003, and 2002, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $286.8 million, $268.5 million, and $240.8 million for 2004, 2003, and 2002, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

**Revenue recognition:** We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded. Revenue from copromotion services (primarily Actos) is based upon net sales reported by our copromotion partner and, if applicable, the number of sales calls we perform. We immediately recognize the full amount of milestone payments due us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other income-net. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement.

**Research and development:** We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. If the product has obtained regulatory approval, we generally capitalize the milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

**Income taxes:** Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. See Note 11 regarding the 2004 tax expense associated with the expected repatriation of earnings reinvested outside the U.S. pursuant to the American Job Creations Act.

**Earnings per share:** We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

**Stock-based compensation:** As discussed further in Note 7, we elected to follow Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock options and performance awards. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires us to present pro forma information as if we had accounted for our employee stock options and performance awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income, as reported | **$1,810.1** | $2,560.8 | $2,707.9 |
| Add: Compensation expense for stock-based performance awards included in reported net income, net of related tax effects | **34.5** | — | — |
| Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects | **(294.2)** | (210.8) | (307.2) |
| Pro forma net income | **$1,550.4** | $2,350.0 | $2,400.7 |
| Earnings per share: | | | |
| Basic, as reported | **$1.67** | $2.38 | $2.51 |
| Basic, pro forma | **$1.43** | $2.18 | $2.23 |
| Diluted, as reported | **$1.66** | $2.37 | $2.50 |
| Diluted, pro forma | **$1.42** | $2.17 | $2.21 |

As discussed more fully in Note 2, we plan to adopt SFAS 123(R) effective January 1, 2005.

## Note 2: Implementation of New Financial Accounting Pronouncements

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. The adoption of SFAS 143 on January 1, 2003, had no impact on our consolidated financial position or results of operations.

In 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Severance pay under SFAS 146, in many cases, would be recognized over the remaining service period rather than at the time the plan is communicated. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS 146 for any actions initiated after January 1, 2003, and any future exit costs or disposal activities will be subject to this statement.

In 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires an issuer of a guarantee to recognize an initial liability for the fair value of the obligations covered by the guarantee. FIN 45 also addresses the disclosures required by a guarantor in interim and annual financial statements regarding obligations under guarantees. We have adopted the requirement for recognition of liabilities for the fair value of guaranteed obligations prospectively for guarantees entered into after January 1, 2003.

In 2003, the FASB issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. We do not have any material investments in variable interest entities; therefore, the adoption of this interpretation in the first quarter of 2004 had no material impact on our consolidated financial position or results of operations.

In 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments within the scope of SFAS 150 will now be required to be classified as a liability. This statement also requires enhanced disclosures regarding alternative methods of settling the instruments and the capital structure of entities. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement had no impact on our consolidated financial position or results of operations.

In 2004, the FASB issued FASB Staff Position (FSP) 106-2, which provides guidance regarding accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA). The FSP specifies that, for plans with benefits that are determined to be actuarially equivalent to the Medicare Part D benefits, the plan sponsor will be entitled to a tax-free subsidy under the MMA. We have determined that our plan is actuarially equivalent and, therefore, we are entitled to the subsidy. Following our adoption of the provisions of FSP 106-2 in the second quarter of 2004, we remeasured the accumulated postretirement benefit obligation (APBO) to reflect the effects of the MMA as of the effective date of the MMA (December 8, 2003), and recognized the financial statement effect retroactively. This had no material impact on the APBO, our consolidated financial position, or results of operations.

In December 2004, the FASB revised and issued SFAS 123, Share-Based Payment (SFAS 123(R)). SFAS 123(R) eliminates the alternative of using the APB 25 intrinsic value method of accounting for stock options. This revised statement will require recognition of the cost of employee services received in exchange for awards of equity instruments based on the fair value of the award at the grant date. This cost is required to be recognized over the vesting period of the award. The stock-based compensation table in Note 1 illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. SFAS 123(R) applies to all awards granted, modified, repurchased, or cancelled after June 30, 2005. We will early-adopt SFAS 123(R) effective January 1, 2005, using the modified prospective method. As a result of the adoption of this statement, our compensation expense for share-based payments is expected to be approximately $450 million in 2005 ($300 million net of related tax effects), assuming target levels are achieved for incentive-based equity awards.

**Applied Molecular Evolution, Inc. Acquisition**

On February 12, 2004, we acquired all the outstanding common stock of Applied Molecular Evolution, Inc. (AME) in a tax-free merger. Under the terms of the merger agreement, each outstanding share of AME common stock was exchanged for our common stock or a combination of cash and our stock valued at $18. The aggregate purchase price of approximately $442.8 million consisted of issuance of 4.2 million shares of our common stock valued at $314.8 million, issuance of 0.7 million replacement options to purchase shares of our common stock in exchange for the remaining outstanding AME options valued at $37.6 million, cash of $85.4 million for AME common stock and options for certain AME employees, and transaction costs of $5.0 million. The fair value of our common stock was derived using a per-share value of $74.14, which was our average closing stock price for February 11 and 12, 2004. The fair value for the options granted was derived using a Black-Scholes valuation method using assumptions consistent with those we used in valuing employee options. Replacement options to purchase our common stock granted as part of this acquisition have terms equivalent to the AME options being replaced.

In addition to acquiring the rights to two compounds currently under development, we expect the acquisition of AME's protein optimization technology to create synergies that will accelerate our ability to discover and optimize biotherapeutic drugs for cancer, critical care, diabetes, and obesity, areas in which proteins are of great therapeutic benefit.

In accordance with SFAS 141, Business Combinations, the acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed from AME at the date of acquisition are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The excess of the purchase price over the fair value of the acquired net assets has been recorded as goodwill in the amount of $9.6 million. Goodwill resulting from this acquisition has been fully allocated to the pharmaceutical products segment. No portion of this goodwill is expected to be deductible for tax purposes. AME's results of operations are included in our consolidated financial statements from the date of acquisition.

As of the date of acquisition, we determined the following estimated fair values for the assets purchased and liabilities assumed. The determination of estimated fair value requires management to make significant estimates and assumptions. We hired independent third parties to assist in the valuation of assets that were difficult to value.

| Estimated Fair Value at February 12, 2004 | |
|---|---|
| Cash and short-term investments | $ 38.7 |
| Acquired in-process research and development | 362.3 |
| Platform technology | 17.9 |
| Goodwill | 9.6 |
| Other assets and liabilities—net | 14.3 |
| Total estimated purchase price | $ 442.8 |

The acquired in-process research and development (IPR&D) represents compounds currently under development that have not yet achieved regulatory approval for marketing. The estimated fair value of these intangible assets was derived using a valuation from an independent third party. AME's two lead compounds for the treatment of non-Hodgkin's lymphoma and rheumatoid arthritis represent approximately 80 percent of the estimated fair value of the IPR&D. In accordance with FIN 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, these IPR&D intangible assets have been written off by a charge to income immediately subsequent to the acquisition because the compounds do not have any alternative future use. This charge is not deductible for tax purposes. The ongoing activity with respect to each of these compounds under development is not material to our research and development expenses.

There are several methods that can be used to determine the estimated fair value of the acquired IPR&D. We utilized the "income method," which applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently. The discount rate we used in valuing the acquired IPR&D projects was 18.75 percent.

**Product Acquisition**

In October 2004, we entered into an agreement with Merck KGaA (Merck) to acquire Merck's compound for a potential treatment for insomnia. At the inception of this agreement, this compound was in the development stage (Phase I clinical trials) and no alternative future uses were identified. As with many development phase compounds, launch of the product, if approved, is not expected in the near term. Our charge for acquired in-process research and development expense related to this arrangement was $29.9 million in the fourth quarter of 2004.

**Amylin Collaboration**

In September 2002, we entered into a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize Amylin's synthetic exendin-4 compound, a potential new treatment for type 2 diabetes. The ongoing activity with respect to this agreement is not material to our research and development expenses.

At the inception of this collaboration, this compound was in the development phase and no alternative future uses were identified. As with many development phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired in-process research and development expense related to this arrangement totaled $84.0 million in 2002.

In conjunction with this collaboration arrangement, we also entered into a loan agreement. Following the successful completion of the ongoing clinical trials and contingent upon certain other events, we have agreed to loan Amylin up to $110 million during the development period of the product, repayable in cash or Amylin stock at our option. As of December 31, 2004, no loans to Amylin were outstanding.

## Note 4: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of income are described below.

In the fourth quarter of 2004, management approved actions designed to increase productivity, to address current challenges in the marketplace, and to leverage prior investments in our product portfolio. These actions, which are described further below, affect primarily operations in the manufacturing, research and development, and sales and marketing components and resulted in asset impairments, severance and other related charges. We expect to substantially complete the restructuring activities by March 31, 2005, although certain activities may require additional time for completion throughout 2005.

We discontinued our plans to produce the bulk active ingredient for Xigris at our Indianapolis operations. Although we remain committed to this important lifesaving product, we have determined that our manufacturing partner, Lonza Biologics plc, has enough capacity to supply anticipated Xigris demand for the foreseeable future. In addition, we determined that a redesign of our Prince William County, Virginia, facility that is currently under construction was warranted. This decision rendered obsolete certain engineering and construction costs that have already been incurred. Also, the mission of our Clinton, Indiana, manufacturing site will be narrowed to make products solely for the Elanco Animal Health business. The portion of that site that currently produces human pharmaceutical products has ceased operation.

We will focus our research efforts on the therapeutic areas of neuroscience, endocrine, oncology, and cardiovascular and will discontinue our efforts in inflammation. In addition to this narrowing of therapeutic focus, we have closed our RTP Laboratory site in Research Triangle Park, North Carolina. This site has historically been our center for high-throughput screening and combinatorial chemistry, but much of that technology has evolved such that these operations can be more efficiently performed in existing facilities in Indianapolis. The site has been written down to fair value less cost to sell and is currently held for sale.

We closed all district and regional sales offices throughout the United States, and these operations are now managed from home-based offices. In addition, we have reorganized our U.S. sales force to create an organization that better meets customer needs and maximizes sales potential. We are also streamlining some sales and marketing support activities as well as our field-based operations that support our medical function.

As a result of the above actions, we recognized asset impairment charges of $377.4 million in the fourth quarter of 2004. The charges principally relate to Xigris manufacturing equipment in Indianapolis, the Prince William County assets, human pharmaceutical manufacturing buildings and equipment in Clinton, Indiana, and the RTP Laboratory building and equipment, which are described above. We have ceased using these assets, and they will be disposed of or destroyed. The impairment charges are necessary to adjust the carrying value of the assets to fair value. Other site charges, including lease termination payments, were $12.2 million.

In addition, nearly 1,400 positions globally were eliminated as a result of these actions. While a substantial number of the affected employees were successfully placed in other positions in the company, severance expenses were incurred in the fourth quarter of 2004 for those employees who elected a severance package. The restructuring and other special charges incurred in the fourth quarter of 2004 related to the elimination of positions totaled

$68.5 million, including $35.1 million of severance charges related to restructuring activities in our overseas affiliates. The severance charges consisted primarily of voluntary severance expenses. Substantially all of this charge has been expended.

The other significant component of our fourth-quarter 2004 special charges was a provision for $36.0 million for the anticipated resolution of the previously reported Evista marketing and promotional practices investigation. See Note 13 for additional discussion.

In addition, in the second quarter of 2004, as part of our ongoing review of our manufacturing and research and development strategies to maximize performance and efficiencies, including the streamlining of manufacturing operations and research and development activities, we also made decisions that resulted in the impairment of certain assets. This review did not result in any closure of facilities or layoffs, but certain assets located at various sites were affected. We have ceased using these assets, written down their carrying value to zero, and are in the process of disposing of or destroying all of the assets. The asset impairment charges incurred in the second quarter of 2004 aggregated $108.9 million.

Similar to 2004, during 2003, management approved global manufacturing strategies across our product portfolio to improve plant performance and efficiency, including the outsourcing of production of certain anti-infective products. These decisions resulted in the impairment of certain assets, primarily manufacturing assets in the U.S. This review did not result in any closure of facilities, but certain assets located at various manufacturing sites were affected. We have ceased using these assets, and all these assets have been disposed of or their destruction commenced. The impairment charges were necessary to adjust the carrying value of these assets to zero. These asset impairment charges incurred totaled $142.9 million, of which $114.6 million was incurred in the first quarter of 2003 with the remaining $28.3 million incurred in the fourth quarter of 2003.

In December 2002, we initiated a plan of eliminating approximately 700 positions worldwide in order to streamline our infrastructure. While a substantial majority of affected employees were successfully placed in other positions in the company, severance expenses were incurred in the first quarter of 2003 for those employees who elected a severance package. The restructuring and other special charges incurred in the first quarter of 2003 were $52.5 million, consisting primarily of voluntary severance expenses. All of this charge has been expended.

In August 2001, we licensed from Isis Pharmaceuticals, Inc. (Isis), Affinitak, a non-small-cell lung cancer drug candidate, and entered into an agreement regarding an ongoing research collaboration. In conjunction with this agreement, we purchased approximately 4.2 million shares of Isis common stock with a cost basis of approximately $68.0 million, and we committed to loan Isis $100 million over the four-year term of the research agreement. The Isis loan is repayable at the end of the research agreement term in cash or Isis stock, at Isis's option, using a conversion price of $40 per share. In addition, we committed to loan Isis $21.2 million for the building of a manufacturing suite for Affinitak. On March 17, 2003, we announced, along with Isis, the results of the Phase III trial that evaluated Affinitak when combined with chemotherapy in patients with advanced non-small-cell lung cancer. No difference was observed in the overall survival of the two groups. Due to this announcement and the decline in Isis's stock price that occurred in the previous 12 months, we concluded in the first quarter of 2003 that our investment in Isis common stock was other-than-temporarily impaired as defined by generally accepted accounting principles. For the same reasons, it was probable that the value of the consideration that we will be eligible to receive from Isis pursuant to the terms of the loan agreements will be less than the carrying amount of the loans. Therefore, in the first quarter of 2003, we recognized an impairment in our investment in Isis common stock of $55.0 million and a reserve related to the loans of $92.9 million. In addition, we recognized a charge of $38.9 million for contractual obligations related to Affinitak. The primary portion of this charge resulted from our supply agreement with Isis. The supply agreement obligated us to pay certain costs associated with work-in-process and raw materials and other costs that were triggered when we canceled our order of Affinitak. The remaining portion of the charge resulted from our contractual obligations related to the conduct of Affinitak clinical trials. Substantially all our contractual obligations have been fulfilled. The stock and loan impairments and other special charges incurred in the first quarter of 2003 related to this relationship totaled $186.8 million.

## Note 5: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures. We place substantially all our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers.

In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

**Fair Value of Financial Instruments**

A summary of our outstanding financial instruments and other investments at December 31 follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Short-term investments | | | | |
| Debt securities | **$2,099.1** | **$2,099.1** | $ 957.0 | $ 957.0 |
| Noncurrent investments | | | | |
| Marketable equity | **$ 80.4** | **$ 80.4** | $ 105.5 | $ 105.5 |
| Debt securities | **366.1** | **366.1** | 3,173.1 | 3,173.1 |
| Equity method and other investments | **114.9** | **N/A** | 96.0 | N/A |
| | **$ 561.4** | | $3,374.6 | |
| Long-term debt, including current portion | **$4,858.5** | **$4,868.6** | $4,867.5 | $4,874.4 |

We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method investments is not readily available and disclosure is not required. The fair value and carrying amount of risk-management instruments in the aggregate were not material at December 31, 2004 and 2003. Approximately $2.1 billion of our investments in debt securities mature within five years.

A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

| | 2004 | 2003 |
|---|---|---|
| Unrealized gross gains | **$43.7** | $72.3 |
| Unrealized gross losses | **7.9** | 10.6 |

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by ($18.2) million, $45.4 million, and ($45.0) million in 2004, 2003, and 2002, respectively. Activity related to our available-for-sale investment portfolio was as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Proceeds from sales | **$7,774.7** | $5,303.7 | $3,724.2 |
| Realized gross gains on sales | **37.3** | 72.1 | 57.0 |
| Realized gross losses on sales | **17.6** | 26.4 | 35.2 |

During the years ended December 31, 2004, 2003, and 2002, net losses related to ineffectiveness and net losses related to the portion of fair value and cash flow hedging instruments excluded from the assessment of effectiveness were not material.

We expect to reclassify an estimated $47.0 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2005. This assumes that short-term interest rates remain unchanged from the prevailing rates at December 31, 2004.

## Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

| | 2004 | 2003 |
|---|---|---|
| 4.50 to 7.13 percent notes (due 2012–2036) | **$1,487.4** | $1,487.4 |
| 2.90 to 8.38 percent notes (due 2006–2008) | **811.4** | 811.4 |
| Floating rate bonds (due 2007–2037) | **1,424.7** | 417.8 |
| Private placement bonds (due 2007–2008) | **652.6** | 810.5 |
| Floating rate capital securities (due 2029) | — | 525.0 |
| 8.38 percent eurodollar bonds (due 2005) | **150.0** | 150.0 |
| Resettable coupon capital securities (due 2029) | — | 300.0 |
| 6.55 percent ESOP debentures (due 2017) | **93.6** | 94.6 |
| Other, including capitalized leases | **122.8** | 130.3 |
| SFAS 133 fair value adjustment | **116.0** | 140.5 |
| | **4,858.5** | 4,867.5 |
| Less current portion | **366.6** | 179.7 |
| | **$4,491.9** | $4,687.8 |

In August 2004, we issued $1.00 billion of floating rate notes due in 2007. The floating rate notes pay interest at the three-month LIBOR rate plus 0.05 percent (2.41 percent at December 31, 2004). We may redeem these notes in August 2005 for a defined redemption price. In March 2003, we issued $300.0 million of 2.9 percent 5-year notes and $200.0 million of 4.5 percent 15-year notes. In July 2002 and May 2001, we issued $150.0 million and $250.0 million, respectively, of floating rate bonds that mature in 2037. The variable interest rate on these bonds is at LIBOR (2.58 percent at December 31, 2004) and beginning May 15, 2004, adjusts every six months to reflect our six-month credit spread. The interest accumulates over the life of the bonds and is payable upon maturity. We have an option to begin periodic interest payments at any time. At the time of option exercise, we would owe all previously accrued interest on the bonds. Additionally, in July 2003 and July 2002, respectively, we executed a $330.0 million and $542.8 million private placement note with a financial institution. Principal and interest are due semiannually over the five-year terms of each of these notes. In conjunction with these notes, we entered into interest rate swap agreements with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially LIBOR over the term of the notes. In March 2002, we issued $500.0 million of 10-year 6.0 percent notes.

The floating rate capital securities paid cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rate at December 31, 2003, was 2.37 percent. The resettable coupon capital securities paid cumulative interest at an annual rate of 7.72 percent. Both the floating rate capital securities and the resettable coupon capital securities were redeemed in 2004. In 2003, we repurchased $257.1 million of floating rate debt securities due in 2008.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2005, $366.6 million; 2006, $720.2 million; 2007, $1.21 billion; 2008, $392.5 million; and 2009, $15.5 million.

At December 31, 2004 and 2003, short-term borrowings included $1.65 billion and $16.8 million, respectively, of notes payable to banks and commercial paper. At December 31, 2004, unused committed lines of credit totaled approximately $1.25 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted substantially all fixed rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rate based on debt obligations and interest rates at December 31, 2004 and 2003, including the effects of interest rate swaps for hedged debt obligations, was 2.7 percent.

In 2004, capitalized interest exceeded cash payments of interest on borrowings, due in large part to certain debt instruments requiring interest payments only at maturity, as previously noted. In 2003 and 2002, cash payments of interest on borrowings totaled $44.7 million and $54.6 million, respectively, net of capitalized interest.

In accordance with the requirements of SFAS 133, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

## Note 7: Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company's stock at the dates of grant. Generally, options vest 100 percent three years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending upon the achievement of certain earnings-per-share targets. In general, performance awards vest 100 percent at the end of the fiscal year following the grant date. No performance awards were granted in 2002.

We have elected to follow APB Opinion 25 and related interpretations in accounting for our stock options and performance awards. See Note 1 for a calculation of our net income and earnings per share under the fair value method pursuant to SFAS 123. As discussed more fully in Note 2, we plan to adopt SFAS 123 (R) effective January 1, 2005.

The weighted-average per-share fair values of the individual options and performance awards granted during 2004, 2003, and 2002 were as follows on the date of grant:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Employee stock options | **$26.19** | $20.59 | $25.98 |
| Performance awards | **70.33** | 63.51 | N/A |

The fair values of the options calculated in accordance with SFAS 123 were determined using a Black-Scholes option-pricing model with the following assumptions:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Dividend yield | **1.57%** | 1.50% | 1.54% |
| Volatility | **35.20%** | 35.10% | 35.00% |
| Risk-free interest rate | **3.43%** | 3.32% | 3.14% |
| Forfeiture rate | **0** | 0 | 0 |
| Expected life | **7 years** | 7 years | 7 years |

Stock option activity during 2002-2004 is summarized below:

| | Shares of Common Stock Attributable to Options (in thousands) | Weighted-Average Exercise Price of Options |
|---|---|---|
| Unexercised at January 1, 2002 | 67,098 | $60.60 |
| Granted | 14,133 | 74.33 |
| Exercised | (3,357) | 21.18 |
| Forfeited | (1,819) | 70.95 |
| Unexercised at December 31, 2002 | 76,055 | 64.65 |
| Granted | 14,361 | 57.36 |
| Exercised | (4,379) | 22.65 |
| Forfeited | (4,047) | 70.03 |
| Unexercised at December 31, 2003 | 81,990 | 65.36 |
| Granted | 19,578 | 71.26 |
| Exercised | (4,145) | 28.45 |
| Forfeited | (3,765) | 70.46 |
| Unexercised at December 31, 2004 | 93,658 | 68.02 |

The following table summarizes information concerning outstanding and exercisable options at December 31, 2004 (shares in millions, contractual life in years):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $1–$25 | 4.2 | 1.1 | $22.53 | 4.2 | $22.53 |
| $25–$55 | 2.9 | 2.9 | 38.29 | 2.6 | 36.31 |
| $55–$65 | 17.0 | 6.6 | 59.33 | 5.2 | 62.39 |
| $65–$75 | 47.3 | 6.4 | 72.36 | 29.4 | 71.97 |
| $75–$95 | 22.3 | 6.5 | 77.96 | 12.7 | 79.38 |

Shares exercisable at December 31, 2004, 2003, and 2002, were 54.1 million, 48.7 million, and 44.6 million, respectively.

As noted above, the number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 0.4 million shares were issued in 2002. No shares were issued in 2003 or 2004, and approximately 0.8 million shares will be issued in 2005.

At December 31, 2004, additional options, performance awards, or restricted stock grants may be granted under the 2002 Lilly Stock Plan for not more than 58.1 million shares.

## Note 8: Other Assets and Other Liabilities

Our sundry assets include our capitalized computer software, prepaid retiree health benefit (Note 12), goodwill and other intangible assets (Note 1), long-term deferred income tax assets (Note 11), estimated insurance recoveries from our product litigation and environmental contingencies (Note 13), and a variety of other items. The increase in sundry assets is primarily attributable to an increase in capitalized computer software and prepaid retiree health benefits.

Our other current liabilities include our deferred income from our collaboration and out-licensing arrangements, other taxes, interest payable, deferred income tax liabilities, and a variety of other items. Major contributors to the increase in other current liabilities are interest payable, deferred income tax liabilities, and other taxes payable.

Our other noncurrent liabilities include the accrued liabilities from our pension and retiree health plans (Note 12), deferred income from our collaboration and out-licensing arrangements, product liability litigation and environmental accruals (Note 13), and a variety of other items. The decrease in other noncurrent liabilities is primarily attributable to a decrease in deferred income from collaboration and out-licensing arrangements offset by an increase to accrued liabilities from our pension and retiree health plans.

None of the components of sundry assets exceeds 5 percent of total assets, and none of the components of other current liabilities or other noncurrent liabilities exceeds 5 percent of current or total liabilities, respectively.

## Note 9: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

| | | | | Common Stock in Treasury | |
|---|---|---|---|---|---|
| | Additional Paid-in Capital | Retained Earnings | Deferred Costs—ESOP | Shares (in thousands) | Amount |
| Balance at January 1, 2002 | $2,610.0 | $ 7,411.2 | $ (129.1) | 985 | $ 107.4 |
| Net income | | 2,707.9 | | | |
| Cash dividends declared per share: $1.27 | | (1,370.7) | | | |
| Retirement of treasury shares | (393.9) | | | (4,677) | (396.8) |
| Purchase for treasury | | | | 4,532 | 389.2 |
| Issuance of stock under employee stock plans | 131.8 | | | 168 | 9.7 |
| ESOP transactions | 13.8 | | 5.8 | | |
| Reclassification | 248.3 | (248.3) | | | |
| Balance at December 31, 2002 | 2,610.0 | 8,500.1 | (123.3) | 1,008 | 109.5 |
| Net income | | 2,560.8 | | | |
| Cash dividends declared per share: $1.36 | | (1,465.4) | | | |
| Retirement of treasury shares | (289.1) | | | (3,180) | (291.2) |
| Purchase for treasury | | | | 2,976 | 276.8 |
| Issuance of stock under employee stock plans | 150.4 | | | 148 | 9.1 |
| ESOP transactions | 13.6 | | 4.7 | | |
| Reclassification | 125.1 | (125.1) | | | |
| Balance at December 31, 2003 | 2,610.0 | 9,470.4 | (118.6) | 952 | 104.2 |
| Net income | | 1,810.1 | | | |
| Cash dividends declared per share: $1.45 | | (1,555.9) | | | |
| Retirement of treasury shares | (17.4) | | | (271) | (17.6) |
| Issuance of stock under employee stock plans | 163.7 | | | 262 | 17.2 |
| ESOP transactions | 13.2 | | 6.7 | | |
| Acquisition of AME | 349.9 | | | | |
| Balance at December 31, 2004 | $3,119.4 | $9,724.6 | $(111.9) | 943 | $103.8 |

As of December 31, 2004, we have purchased $2.08 billion of our announced $3.0 billion share repurchase program. During 2004, we did not repurchase any stock pursuant to this program. We acquired approximately 3.0 million and 4.5 million shares in 2003 and 2002, respectively, under our share repurchase program. As previously disclosed, in connection with the share repurchase program, we entered into agreements to purchase shares of our stock. During the second quarter of 2003, we satisfied all our remaining obligations under the agreements.

We have 5 million authorized shares of preferred stock. As of December 31, 2004 and 2003, no preferred stock has been issued.

We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders' equity as we consolidated the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders' equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2004, 2003, or 2002.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by us (see Note 6). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the Preferred Stock) at a price of $325. The rights are exercisable only after the Distribution Date, which is generally the 10th business day after the date of a public announcement that a person (the Acquiring Person) has acquired ownership of 15 percent or more of our common stock. We may redeem the rights for $.005 per right, up to and including the Distribution Date. The rights will expire on July 28, 2008, unless we redeem them earlier.

The rights plan provides that, if an Acquiring Person acquires 15 percent or more of our outstanding common stock and our redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of our common stock that have a value of two times the exercise price.

Alternatively, if, in a transaction not approved by the board of directors, we are acquired in a business combination transaction or sell 50 percent or more of our assets or earning power after a Distribution Date, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the acquiring company that have a value of two times the exercise price.

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of our outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for our common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

## Note 10: Earnings per Share

The following is a reconciliation of the denominators used in computing earnings per share:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (Shares in thousands) | |
| Income available to common shareholders | **$1,810.1** | $2,560.8 | $2,707.9 |
| Basic earnings per share | | | |
| Weighted-average number of common shares outstanding, including incremental shares | **1,083,887** | 1,076,547 | 1,076,922 |
| Basic earnings per share | **$1.67** | $2.38 | $2.51 |
| Diluted earnings per share | | | |
| Weighted-average number of common shares outstanding | **1,083,677** | 1,076,547 | 1,076,873 |
| Stock options and other incremental shares | **5,259** | 5,683 | 8,215 |
| Weighted-average number of common shares outstanding—diluted | **1,088,936** | 1,082,230 | 1,085,088 |
| Diluted earnings per share | **$1.66** | $2.37 | $2.50 |

## Note 11: Income Taxes

Following is the composition of income taxes:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current | | | |
| Federal | **$ 47.6** | $391.2 | $140.1 |
| Foreign | **519.9** | 284.7 | 306.3 |
| State | **(10.6)** | (6.2) | (13.4) |
| | **556.9** | 669.7 | 433.0 |
| Deferred | | | |
| Federal | **175.2** | (112.9) | 366.1 |
| Foreign | **(74.0)** | 138.2 | (47.3) |
| State | **8.7** | 5.9 | (2.0) |
| | **109.9** | 31.2 | 316.8 |
| Unremitted earnings to be repatriated due to change in tax law | **465.0** | — | — |
| Income taxes | **$1,131.8** | $700.9 | $749.8 |

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets | | |
| Inventory | $ 538.4 | $ 411.8 |
| Other carryforwards | 492.5 | 411.7 |
| Sale of intangibles | 411.5 | 415.0 |
| Compensation and benefits | 320.7 | 275.9 |
| Tax credit carryforwards and carrybacks | 220.6 | 105.9 |
| Asset disposals | 165.3 | 21.0 |
| Asset purchases | 88.6 | 62.2 |
| Other | 476.8 | 506.5 |
| | 2,714.4 | 2,210.0 |
| Valuation allowances | (508.4) | (473.6) |
| Total deferred tax assets | 2,206.0 | 1,736.4 |
| Deferred tax liabilities | | |
| Prepaid employee benefits | (952.8) | (701.5) |
| Property and equipment | (681.3) | (564.5) |
| Unremitted earnings to be repatriated due to change in tax law | (465.0) | — |
| Unremitted earnings | (327.4) | (204.6) |
| Other | (215.5) | (153.3) |
| Total deferred tax liabilities | (2,642.0) | (1,623.9) |
| Deferred tax (liabilities) assets—net | $ (436.0) | $ 112.5 |

At December 31, 2004, we had other carryforwards, primarily net operating loss carryforwards, for international and U.S. income tax purposes of $364.1 million: $228.4 million will expire within five years and $86.4 million thereafter; $49.3 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $220.6 million available to reduce future income taxes; $53.0 million will be carried back, $66.0 million will expire after five years, and $16.3 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to state tax credits that are fully reserved.

Domestic and Puerto Rican companies contributed approximately 6 percent, 22 percent, and 28 percent in 2004, 2003, and 2002, respectively, to consolidated income before income taxes. We have a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007.

On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (AJCA), which creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. Although the deduction is subject to a number of limitations and uncertainty remains as to how to interpret certain provisions of the AJCA, we believe we have the information necessary to make an informed decision on the impact of the AJCA on our repatriation plans. Based on that decision, we plan to repatriate $8.00 billion in incentive dividends, as defined in the AJCA, during 2005 and accordingly have recorded a related tax liability of $465.0 million as of December 31, 2004.

At December 31, 2004, we had an aggregate of $2.8 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate. The amount of unremitted earnings for which no tax has been provided decreased substantially in 2004 due to the change in tax law described above, which caused us to change our previous plans to permanently reinvest a portion of those unremitted earnings.

Cash payments of income taxes totaled $487.0 million, $614.0 million, and $864.0 million in 2004, 2003, and 2002, respectively. The higher cash payments of income taxes in 2002 are primarily attributable to the resolution of an IRS examination.

Following is a reconciliation of the effective income tax rate applicable to income before income taxes:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| United States federal statutory tax rate | **35.0%** | 35.0% | 35.0% |
| Add (deduct) | | | |
| International operations, including Puerto Rico | **(19.1)** | (15.7) | (12.6) |
| Additional repatriation due to change in tax law | **15.8** | — | — |
| Non-deductible acquired in-process research and development | **4.3** | — | — |
| General business credits | **(1.3)** | (0.7) | (0.7) |
| Sundry | **3.8** | 2.9 | — |
| Effective income tax rate | **38.5%** | 21.5% | 21.7% |

## Note 12: Retirement Benefits

We used a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

| | Defined Benefit Pension Plans | | Retiree Health Benefit Plans | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Change in benefit obligation | | | | |
| Benefit obligation at beginning of year | **$4,703.1** | $3,988.2 | **$1,039.6** | $ 911.6 |
| Service cost | **238.8** | 195.4 | **47.6** | 38.2 |
| Interest cost | **286.4** | 267.2 | **62.5** | 60.4 |
| Actuarial loss | **39.7** | 105.8 | **161.2** | 17.6 |
| Benefits paid | **(259.4)** | (250.5) | **(71.5)** | (75.5) |
| Reduction in discount rate, foreign currency exchange rate changes, and other adjustments | **182.1** | 397.0 | **149.0** | 87.3 |
| Benefit obligation at end of year | **5,190.7** | 4,703.1 | **1,388.4** | 1,039.6 |
| Change in plan assets | | | | |
| Fair value of plan assets at beginning of year | **3,721.9** | 3,177.4 | **553.9** | 415.0 |
| Actual return on plan assets | **494.6** | 580.2 | **58.7** | 75.3 |
| Employer contribution | **784.0** | 153.4 | **204.3** | 139.1 |
| Benefits paid | **(257.3)** | (247.6) | **(71.5)** | (75.5) |
| Foreign currency exchange rate changes and other adjustments | **54.6** | 58.5 | **—** | — |
| Fair value of plan assets at end of year | **4,797.8** | 3,721.9 | **745.4** | 553.9 |
| Funded status | **(392.9)** | (981.2) | **(643.0)** | (485.7) |
| Unrecognized net actuarial loss | **2,339.7** | 2,296.5 | **979.5** | 728.2 |
| Unrecognized prior service cost (benefit) | **66.0** | 72.0 | **(116.9)** | (132.6) |
| Net amount recognized | **$2,012.8** | $ 1,387.3 | **$ 219.6** | $ 109.9 |
| Amounts recognized in the consolidated balance sheet consisted of | | | | |
| Prepaid pension | **$2,253.8** | $ 1,613.3 | **$ 310.4** | $ 192.3 |
| Accrued benefit liability | **(464.4)** | (445.0) | **(90.8)** | (82.4) |
| Accumulated other comprehensive loss before income taxes | **223.4** | 219.0 | **—** | — |
| Net amount recognized | **$2,012.8** | $ 1,387.3 | **$ 219.6** | $ 109.9 |

| (Percents) | Defined Benefit Pension Plans 2004 | 2003 | Retiree Health Benefit Plans 2004 | 2003 |
|---|---|---|---|---|
| Weighted-average assumptions as of December 31 | | | | |
| Discount rate for benefit obligation | **5.9** | 6.2 | **6.0** | 6.2 |
| Discount rate for net benefit costs | **6.2** | 6.8 | **6.2** | 6.9 |
| Rate of compensation increase for benefit obligation | **5.6** | 5.3 | — | — |
| Rate of compensation increase for net benefit costs | **5.3** | 5.3 | — | — |
| Expected return on plan assets for net benefit costs | **9.20** | 9.27 | **9.25** | 9.25 |

In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 85 percent of our worldwide benefit plan assets. Including the investment losses due to overall market conditions in 2001 and 2002, our 10- and 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 10.3 percent and 11.9 percent, respectively, as of December 31, 2004. Health-care-cost trend rates were assumed to increase at an annual rate of 10 percent in 2005, decreasing 1 percent per year to 6 percent in 2009 and thereafter.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

| | Defined Benefit Pension Plans | Retiree Health Benefit Plans |
|---|---|---|
| 2005 | $ 246.4 | $ 83.4 |
| 2006 | 249.3 | 89.5 |
| 2007 | 255.2 | 95.2 |
| 2008 | 263.6 | 100.5 |
| 2009 | 272.2 | 105.2 |
| 2010–2014 | 1,551.8 | 594.9 |

The total accumulated benefit obligation for our defined benefit pension plans was $4.55 billion and $3.96 billion at December 31, 2004 and 2003, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $1.33 billion and $0.78 billion, respectively, as of December 31, 2004, and $4.70 billion and $3.72 billion, respectively, as of December 31, 2003.

Net pension and retiree health benefit expense included the following components:

| | Defined Benefit Pension Plans 2004 | 2003 | 2002 | Retiree Health Benefit Plans 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Components of net periodic benefit cost | | | | | | |
| Service cost | **$238.8** | $195.4 | $170.2 | **$47.6** | $38.2 | $34.0 |
| Interest cost | **286.4** | 267.2 | 254.3 | **62.5** | 60.4 | 64.5 |
| Expected return on plan assets | **(402.2)** | (382.7) | (398.0) | **(60.2)** | (53.6) | (50.8) |
| Amortization of prior service cost | **7.3** | 11.9 | 16.1 | **(15.6)** | (15.6) | (0.7) |
| Recognized actuarial loss | **99.7** | 52.4 | 21.9 | **57.8** | 50.6 | 36.0 |
| Net periodic benefit cost | **$230.0** | $144.2 | $ 64.5 | **$92.1** | $80.0 | $83.0 |

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2004, accumulated postretirement benefit obligation would increase by 13.9 percent and the aggregate of the service cost and interest cost components of the 2004 annual expense would increase by 14.5 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2004, accumulated postretirement benefit obligation by 12.2 percent and the aggregate of the 2004 service cost and interest cost by 12.6 percent.

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $75.5 million, $72.9 million, and $41.7 million for the years 2004, 2003, and 2002, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2004, 2003, and

2002 were not significant.

Our U.S. defined benefit pension and retiree health benefit plan investment allocation strategy currently comprises approximately 85 percent to 95 percent growth investments and 5 percent to 15 percent fixed-income investments. Within the growth investment classification, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75 percent of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in U.S. and international small-to-large companies. The remaining portion of the growth investment classification is represented by other alternative growth investments.

Our defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

| (Percents) | Percentage of Pension Plan Assets 2004 | 2003 | Percentage of Retiree Health Plan Assets 2004 | 2003 |
|---|---|---|---|---|
| Asset Category | | | | |
| Equity securities and equity-like instruments | **74** | 79 | **78** | 81 |
| Debt securities | **9** | 8 | **10** | 12 |
| Real estate | **1** | 2 | **1** | 1 |
| Other | **16** | 11 | **11** | 6 |
| Total | **100** | 100 | **100** | 100 |

In 2005, we expect to contribute approximately $30 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $75 million of additional discretionary funding in 2005 to our defined benefit plans. We also expect to contribute approximately $100 million of discretionary funding to our postretirement health benefit plans during 2005.

## Note 13: Contingencies

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy's Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals (Teva), have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid, unenforceable, or not infringed. We filed suit against the three companies in the U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis was held in January and February of 2004, and we are awaiting the court's decision. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers' claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA with the FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. In November 2002, we filed suit against Barr in the U.S. District Court for the Southern District of Indiana seeking a ruling that Barr's challenges to our patents claiming the methods of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. Recently, Barr has also asserted that the method of use patents are unenforceable. On September 28, 2004, the U.S. Patent and Trademark Office issued to us a new patent (expiring in 2017) directed to pharmaceutical compositions containing raloxifene. Barr has challenged this patent, alleging that the patent is invalid, unenforceable, or will not be infringed. This patent has been added to the lawsuit. The suit is in discovery and the trial is now scheduled to begin in February 2006. While we believe that Barr's claims are without merit and we expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, U.S. Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received subpoenas seeking additional documents in July 2003, July 2004, and August 2004.

We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. Based upon advanced discussions with the government to resolve this matter, which commenced in the fourth quarter of 2004, we have expensed $36.0 million, which we believe will be sufficient to resolve the matter.

In March 2004, the office of the U.S. Attorney for the Eastern District of Pennsylvania advised us that it has commenced a civil investigation related to our U.S. marketing and promotional practices with respect to Zyprexa, Prozac, and Prozac Weekly. We are cooperating with the U.S. Attorney in this investigation and are providing a broad range of documents and information related to the investigation, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. It is possible that other Lilly products could become subject to this investigation and that the outcome of this matter could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of this matter or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, and remuneration of health care professionals comply with promotional laws and regulations.

We have been named in approximately 140 product liability cases in the United States involving approximately 360 claimants alleging a variety of injuries from the use of Zyprexa. Most of the cases allege that the product caused or contributed to diabetes or high blood-glucose levels. The lawsuits seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the lawsuits also allege that we improperly promoted the drug. We are vigorously defending these suits. All the federal cases, involving approximately 330 claimants, have been or will be transferred to The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York for consolidated and coordinated pretrial proceedings. Two cases requesting certification of nationwide class actions on behalf of those who allegedly suffered injuries from the administration of Zyprexa were filed in the Federal District Court for the Eastern District of New York on April 16, 2004, and May 19, 2004, respectively. The cases seek damages for alleged personal injuries and also seek compensation for medical monitoring of individuals who have taken Zyprexa. A lawsuit was also filed that requests a class action on behalf of Iowa residents who took Zyprexa, and that case has been transferred to the federal court in New York. In addition, we have entered into agreements with various plaintiffs' counsel halting the running of the statutes of limitation (tolling agreements) with respect to more than 3,050 individuals who do not have lawsuits on file and may or may not eventually file suits. This provides counsel additional time to evaluate the potential claims. In exchange, the individuals have agreed not to file suits in state courts, and the Plaintiffs Steering Committee agreed to dismiss the personal injury claims in the two pending nationwide class actions. The class action claims seeking medical monitoring for Zyprexa patients are not affected by this agreement.

In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels and that we improperly promoted the drug. In these actions, which we have removed to federal court, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug benefit programs and the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses.

In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. The allegations in these suits are similar to those in the litigation pending in the United States.

The number of product liability lawsuits and tolled claims relating to Zyprexa continues to increase, and we cannot predict at this time the additional number of lawsuits and claims that may be asserted. As noted, we are vigorously defending this litigation. However, product litigation of this type is inherently unpredictable, with the risk of excessive verdicts not justified by the evidence. Accordingly, it is possible that the ultimate resolution of the Zyprexa product liability litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

We have been named as a defendant in numerous product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Zyprexa. With respect to current claims, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. In addition, we have accrued for certain claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We expect the cash amounts related to the accruals to be paid out over the next several years. A portion of

FINANCIALS

the costs associated with defending and disposing of these suits is covered by insurance. We estimate insurance recoverables based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among the insurance carriers.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have reached a settlement with our liability insurance carriers providing for coverage for certain environmental liabilities.

The litigation accruals and environmental liabilities have been reflected in our consolidated balance sheet at the gross amount of approximately $258.4 million at December 31, 2004. Estimated insurance recoverables of approximately $70.9 million at December 31, 2004, have been reflected as assets in the consolidated balance sheet.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us or the ultimate cost of environmental matters, we believe that, except as noted previously with respect to the U.S. Zyprexa and Evista patent litigation, the Zyprexa, Prozac, and Prozac Weekly marketing and promotional practices investigation, and the Zyprexa product liability litigation, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

## Note 14: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

| | Foreign Currency Translation Gains (Losses) | Unrealized Gains (Losses) on Securities | Minimum Pension Liability Adjustment | Effective Portion of Cash Flow Hedges | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|---|
| Beginning balance at January 1, 2004 | $116.7 | $42.5 | $(144.2) | $(175.1) | $(160.1) |
| Other comprehensive income (loss) | 434.7 | (18.2) | (2.8) | (35.0) | 378.7 |
| Balance at December 31, 2004 | $551.4 | $24.3 | $ (147.0) | $(210.1) | $ 218.6 |

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant, as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $9.8 million, $37.4 million, and $11.3 million, net of tax, in 2004, 2003, and 2002, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $23.1 million and $27.2 million, net of tax, in 2004 and 2003, respectively, for realized losses on foreign currency options and $15.6 million, $14.2 million, and $6.5 million, net of tax, in 2004, 2003, and 2002, respectively, for interest expense on interest rate swaps designated as cash flow hedges.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in income.

# ☐ Management's Report on Internal Control Over Financial Reporting

**Eli Lilly and Company and Subsidiaries**

Management of Eli Lilly and Company and subsidiaries is responsible for the accuracy, integrity, and fair presentation of the financial statements as well as for establishing and maintaining adequate internal control over financial reporting. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management.

We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

We also conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal controls over financial reporting were effective as of December 31, 2004.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as *The Red Book*) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. *The Red Book* is reviewed on a periodic basis with employees worldwide, and all employees are required to report suspected violations. A hotline number is published in *The Red Book* to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to *The Red Book*, the CEO and all financial management must agree, in writing, to a financial code of ethics, which further reinforces their fiduciary responsibilities.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States) and evaluate management's assessment and evidence about whether internal control over financial reporting was designed and operating effectively. Ernst & Young's attestation with respect to the fairness of presentation of the statements, management's assessment, and the effectiveness of internal control over financial reporting (see attestation reports on pages 50 and 51) are included in our annual report. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee comprises five nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members' roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, the internal auditors, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Sidney Taurel
*Chairman of the Board, President, and Chief Executive Officer*

Charles E. Golden
*Executive Vice President and Chief Financial Officer*
February 14, 2005

## ☐ Report of Independent Registered Public Accounting Firm

**Board of Directors and Shareholders**
**Eli Lilly and Company**

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eli Lilly and Company and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Indianapolis, Indiana
February 14, 2005



# Report of Independent Registered Public Accounting Firm

**Board of Directors and Shareholders**
**Eli Lilly and Company**

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Eli Lilly and Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Eli Lilly and Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 14, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Indianapolis, Indiana
February 14, 2005

# Notice of 2005 Annual Meeting and Proxy Statement

March 8, 2005

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 18, 2005, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EST (Indianapolis time). If you are unable to attend in person, please join us via live webcast on the company's website at www.lilly.com. The webcast will be available for replay for 30 days.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting, even if you plan to attend.

Please note our procedures for admission to the meeting described on page 56.

I look forward to seeing you at the meeting.

Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer

**Notice of Annual Meeting of Shareholders**
**April 18, 2005**

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 18, 2005, at 11:00 a.m. EST (Indianapolis time) for the following purposes:

- to elect four directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditors for the year 2005
- to consider and vote on a shareholder proposal requesting that the board of directors establish a policy of separating the roles of chairman and chief executive officer
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a policy not to limit importation of prescription drugs
- to consider and vote on a shareholder proposal requesting that the board of directors prepare a report on the impact of limiting the availability of products to Canadian wholesalers or pharmacies
- to consider and vote on a shareholder proposal requesting that the board of directors prepare a semi-annual report on the company's political contributions
- to consider and vote on a shareholder proposal requesting that the board of directors adopt a senior executive compensation policy based on performance-based stock options
- to consider and vote on a shareholder proposal requesting that the board of directors take specific actions to limit animal testing.

Shareholders of record at the close of business on February 15, 2005, will be entitled to vote at the meeting and any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy are being mailed on or about March 8, 2005.

By order of the board of directors,

Alecia A. DeCoudreaux
Secretary

March 8, 2005
Indianapolis, Indiana

## General Information

*Why did I receive this proxy statement?*

The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 18, 2005, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

*What will the shareholders vote on at the annual meeting?*

Eight items:

- election of directors
- ratification of the appointment of principal independent auditors
- a shareholder proposal on separating the roles of chairman and chief executive officer
- a shareholder proposal on importation of prescription drugs
- a shareholder proposal requesting a report on the effect on the company of limiting product supply to Canada
- a shareholder proposal requesting periodic reports on the company's political contributions
- a shareholder proposal on performance-based stock options
- a shareholder proposal on animal testing.

*Will there be any other items of business on the agenda?*

We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

*Who is entitled to vote?*

Shareholders as of the close of business on February 15, 2005 (the record date), may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:

- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee Savings Plan (the savings plan).

*What constitutes a quorum?*

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,132,720,819 shares of company common stock were issued and outstanding.

*How many votes are required for the approval of each item?*

There are differing vote requirements for the various proposals.

- The four nominees for director receiving the most votes will be elected. Abstentions and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as votes against a nominee.
- The appointment of principal independent auditors will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions will not be counted either for or against the proposal.
- The shareholder proposals will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker nonvotes will not be counted either for or against the proposal.

**Broker nonvotes.** If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the election of directors and the ratification of auditors, the broker may vote your shares in its discretion. For the shareholder proposals, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

*How do I vote by proxy?*

If you are a shareholder of record, you may vote your proxy by any one of the following methods.

**By mail.** Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf **for** the election of the four nominees for director listed below, **for** the ratification of the appointment of the independent auditors, and **against** the shareholder proposals.

Note that if you previously elected to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling 317-433-5112 or by sending an e-mail message to annual_meeting@lilly.com. Please make sure you give us the control number from the e-mail message that you received notifying you of the electronic availability of these materials, along with your name and mailing address.

**By telephone.** Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. Telephone voting will be available until 11:59 p.m. EDT (10:59 p.m. Indianapolis time), April 17, 2005.

**By Internet.** You may vote online at www.proxyvote.com. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. Internet voting will be available until 11:59 p.m. EDT (10:59 p.m. Indianapolis time), April 17, 2005.

You have the right to revoke your proxy at any time before the meeting by (1) notifying the company's secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or in writing. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

**How do I vote shares that are held by my broker?**
If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and on the Internet.

**How do I vote in person?**
If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or on the Internet even if you plan to attend the meeting.

**How do I vote my shares in the Savings Plan?**
You may instruct the plan trustee on how to vote your shares in the savings plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

**How many shares in the Savings Plan can I vote?**
You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the savings plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

**What happens if I do not vote my Savings Plan shares?**
Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

**What does it mean if I receive more than one proxy card?**
It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

**Who tabulates the votes?**
The votes are tabulated by an independent inspector of election, IVS Associates, Inc.

**What should I do if I want to attend the annual meeting?**
All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the corner of Delaware and McCarty streets. *You will need to pass through security, including a metal detector. Present your ticket to the usher at the meeting.*

Parking will be available on a first-come, first-served basis in the garage indicated on the map on page 95.

If you have questions about admittance or parking, you may call 317-433-5112 or send an e-mail message to annual_meeting@lilly.com.

**Will the annual meeting be available on the Internet?**
The annual meeting will be broadcast live via webcast on the company's website. To join the live webcast, go to www.lilly.com and click on the annual meeting link that appears on the home page. The webcast will be available in both the Windows Media™ Player and RealPlayer® formats. It will be available for replay on the Lilly website until May 18, 2005.

**How do I contact the board of directors?**
You can send written communications to one or more members of the board, addressed to:

Presiding Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

All such communications will be forwarded to the relevant director(s) except for solicitations or other matters unrelated to the company.

**How do I submit a shareholder proposal for the 2006 annual meeting?**
The company's 2006 annual meeting is scheduled for April 17, 2006. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 8, 2005. Proposals should be addressed to the company's secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must give the company written notice by November 8, 2005. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at http://investor.lilly.com/bylaws.cfm.

**Does the company offer an opportunity to receive future proxy materials electronically?**
Yes. If you are a shareholder of record or a member of the savings plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available along with a web address for viewing the materials and instructions for voting by telephone or on the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways.

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting http://proxyonline.lilly.com.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

**What are the benefits of electronic delivery?**

Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

**What are the costs of electronic delivery?**

The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

**May I change my mind later?**

Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112 or send an e-mail message to annual_meeting@lilly.com.

**What is "householding"?**

We have adopted "householding," a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

**What if I want to receive a separate copy of the annual report and proxy statement?**

If you participate in householding and wish to receive a separate copy of the 2004 annual report and proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call us at 317-433-5112 or write to: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will deliver the requested documents to you promptly upon your request.


PROXY STATEMENT

## Board of Directors

### Directors' Biographies

**Class of 2005**
The following four directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve another term that will expire in 2008. See page 79 of this proxy statement for more information.



**George M.C. Fisher**
**Retired Chairman of the Board and Chief Executive Officer, Eastman Kodak Company**
Director since 2000 Age 64

Mr. Fisher served as chairman of the board of Eastman Kodak Company from 1993 to December 2000. He also served as chief executive officer from 1993 to January 2000 and as president from 1993 until 1996. Prior to joining Kodak, he was an executive officer of Motorola, Inc., serving as chairman and chief executive officer from 1990 to October 1993, and president and chief executive officer from 1988 to 1990. Mr. Fisher is chairman of PanAmSat Corporation, a senior advisor for Kohlberg Kravis Roberts & Company, and a director of General Motors Corporation. He is a member of The Business Council and was chairman of the National Academy of Engineering from 2000 to 2004.



**Alfred G. Gilman, M.D., Ph.D.**
**Regental Professor and Chairman, Department of Pharmacology, The University of Texas Southwestern Medical Center**
**Interim Dean, Southwestern Medical School**
Director since 1995 Age 63

Dr. Gilman has served as professor and chairman of the Department of Pharmacology at The University of Texas Southwestern Medical Center since 1981 and interim dean of Southwestern Medical School since 2004. He holds the Raymond and Ellen Willie Distinguished Chair in Molecular Neuropharmacology, the Nadine and Tom Craddick Distinguished Chair in Medical Science, and the Atticus James Gill, M.D. Chair in Medical Science at the university and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 until 1981 and was named a professor of pharmacology there in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



**Karen N. Horn, Ph.D.**
**Retired President, Private Client Services, and Managing Director, Marsh, Inc.**
Director since 1987 Age 61

Ms. Horn served as president, Private Client Services, and managing director of Marsh, Inc., a subsidiary of MMC, from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer, Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds; The U.S. Russia Investment Fund, a presidential appointment; Simon Property Group; and Georgia-Pacific Corporation. Ms. Horn has been senior managing director, Brock Capital Group since 2004.



**Sir John Rose**
**Chief Executive, Rolls-Royce Group plc**
Director since 2003 Age 52

Sir John Rose is chief executive of Rolls-Royce plc. He joined Rolls-Royce in 1984, became a member of its board in 1992, and was named chief executive in 1996. Sir John is a fellow of the Royal Aeronautical Society, a past president of AECMA (The European Association of Aerospace Industries), and a past president of the Society of British Aerospace Companies. He is a member of the J.P. Morgan International Council, the CBI International Advisory Board, the Advisory Board of the Economic Development Board of Singapore, and The Englefield Advisory Board. Sir John is also a member of the European Round Table of Industrialists.

**Class of 2006**
The following four directors will continue in office until 2006.



**Martin S. Feldstein, D.Phil.**
**President and Chief Executive Officer, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University**
Director since 2002 Age 65

Dr. Feldstein is president and chief executive officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. He became an assistant professor at Harvard in 1967 and an associate professor in 1968. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. He is a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission and a director of the Council on Foreign Relations; American International Group, Inc., and HCA Inc. He is a member of the American Academy of Arts and Sciences and past president of the American Economic Association.


PROXY STATEMENT



**Charles E. Golden**
**Executive Vice President and Chief Financial Officer**
Director since 1996 Age 58

Mr. Golden joined the company as executive vice president and chief financial officer in 1996. Prior to joining the company, he served as a corporate vice president of General Motors Corporation (GM) and chairman and managing director of Vauxhall Motors Limited, a subsidiary of GM in the United Kingdom, from 1993 to 1996. Mr. Golden joined GM in 1970 and held a number of executive positions in that company's domestic and international operations. He is chairman of The Council of Financial Executives of the Conference Board and serves as a member of the board of directors of Clarian Health Partners, Hillenbrand Industries, and the National Advisory Board of JPMorgan Chase & Co. Mr. Golden is a member of the board of trustees of Park Tudor School and the Finance Committee of the Indianapolis Museum of Art, and is past president of the Crossroads of America Council, Boy Scouts of America.



**Ellen R. Marram**
**Managing Director, North Castle Partners, LLC**
Director since 2002 Age 58

Ms. Marram is a managing director at North Castle Partners, LLC. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, an operating unit of Nabisco, Inc.; from 1987 to 1988, was president of Nabisco's Grocery Division; and from 1970 to 1986, held a series of marketing positions at Nabisco/Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company as well as several private companies. She serves on the boards of The New York & Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.



**Sidney Taurel**
**Chairman of the Board, President, and Chief Executive Officer**
Director since 1991 Age 56

Mr. Taurel has been the company's president since February 1996, chief executive officer since July 1998, and chairman of the board since January 1999. He joined the company in 1971 and has held management positions in the company's international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 until 1991, executive vice president of the Pharmaceutical Division from 1991 until 1993, and executive vice president of the company from 1993 until 1996. He is a member of the boards of IBM Corporation and The McGraw-Hill Companies, Inc. He is also a member of the executive committee of the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA), a member of the board of overseers of the Columbia Business School, a trustee at Indianapolis Museum of Art, a director of the RCA Tennis Championships, and a member of The Business Council and The Business Roundtable. In 2001, Mr. Taurel became a chevalier of the French Legion of Honor. He was appointed in February 2003 to the President's Export Council.



**Class of 2007**



**Steven C. Beering, M.D.**
**President Emeritus, Purdue University**
Director since 1983 Age 72

Dr. Beering served as president of Purdue University from 1983 until his retirement in 2000, when he became president emeritus of the university. He served as dean of the Indiana University School of Medicine and director of the Indiana University Medical Center from 1974 until 1983. Dr. Beering is a fellow of the American College of Physicians and the Royal Society of Medicine and a member of the National Academy of Sciences Institute of Medicine and the National Science Board. He is a director of American United Mutual Insurance Holding Company and NiSource, Inc.; director and past chairman of the Purdue Research Foundation; and a trustee of Universities Research Association, Inc. Dr. Beering is the past national chairman of the Association of American Universities and a trustee of the University of Pittsburgh.

Consistent with our retirement policy for nonemployee directors, Dr. Beering will retire from the board following the annual meeting on April 18, 2005.

The following four directors will continue in office until 2007.



**Sir Winfried Bischoff**
**Chairman, Citigroup Europe**
Director since 2000 Age 63

Sir Winfried Bischoff has served as chairman, Citigroup Europe, since April 2000. From 1995 to 2000, he was chairman of Schroders, plc. He joined the Schroder Group in 1966 and held a number of positions there, including chairman of J. Henry Schroder Co. and group chief executive of Schroders, plc. He is a nonexecutive director of The McGraw-Hill Companies, Inc. and Land Securities plc.



**J. Michael Cook**
**Retired Chairman and Chief Executive Officer, Deloitte and Touche LLP**
Director since 2005 Age 62

Mr. Cook served as chairman and chief executive officer of Deloitte and Touche, LLP from 1989 until his retirement in 1999. He joined Deloitte, Haskins & Sells in 1964 and served as chairman and chief executive officer from 1986 through 1989. Mr. Cook is a member of the Advisory Council of the Public Company Accounting Oversight Board and is a trustee of The Scripps Research Institute. He serves on the boards of Comcast Corporation, The Dow Chemical Company, International Flavors & Fragrances Inc., and Northrop Grumman Corporation. He is chairman of the Accountability Advisory Council to the Comptroller General of the United States. He was a member of the National Association of Corporate Directors Blue Ribbon Panel on Corporate Governance and was named the 62nd member of the Accounting Hall of Fame in 1999. He has been serving under interim election since February 2005.



PROXY STATEMENT




**Franklyn G. Prendergast, M.D., Ph.D.**
**Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School**
**Director, Mayo Clinic Cancer Center**
Director since 1995 Age 59

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Mayo Clinic Cancer Center. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation and its executive committee.



**Kathi P. Seifert**
**Retired Executive Vice President, Kimberly-Clark Corporation**
Director since 1995 Age 55

Ms. Seifert served as executive vice president for Kimberly-Clark Corporation until June 2004. She joined Kimberly-Clark in 1978 and served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is chair of Pinnacle Perspectives, LLC. Ms. Seifert serves on the boards of Albertsons, Inc.; Appleton Papers Inc.; Theda Care Health Group; the U.S. Fund for UNICEF; and the Fox Cities Performing Arts Center.

## Highlights of the Company's Corporate Governance Guidelines

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available online at http://investor.lilly.com/guidelines.cfm or in paper form upon request to the company's secretary.

### I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy and major management initiatives
- providing oversight of legal and ethical conduct
- nominating, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, evaluating, compensating, and, when necessary, replacing the chief executive officer and compensating other executive officers.

### II. Composition of the Board

**Mix of Independent Directors and Officer-Directors**

There should always be a substantial majority (75 percent or more) of independent, nonemployee directors. The chief executive officer should be a board member. Other officers may from time to time be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her office.

**Selection of Director Candidates**

The board is responsible for selecting candidates for board membership and for establishing the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see Directors and Corporate Governance Committee Matters on pages 66–67.

**Independence Determinations**

The board annually determines the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the board has adopted categorical independence standards consistent with the revised New York Stock Exchange listing guidelines adopted in November 2003 and amended in November 2004.

Specifically, a director is *not* considered independent if (i) the director or an immediate family member is a current partner of Lilly's independent auditor (currently Ernst & Young LLP); (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the listed company's audit within that time.

In addition, a director is *not* considered independent if any of the following relationships existed within the previous three years:

- a director who is an employee of Lilly, or whose immediate family member is an executive officer of Lilly. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from Lilly other than the director's normal director compensation, or whose immediate family member receives more than $100,000 per year in direct compensation from Lilly other than for service as a non-executive employee.
- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on that company's compensation committee.
- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or 2 percent of that company's gross revenues in a single fiscal year.

- a director who is an executive officer of a nonprofit organization that receives grants or contributions from Lilly in a single fiscal year exceeding the greater of $1 million or 2 percent of that organization's gross revenues in a single fiscal year.

Additionally, members of the audit, compensation, and directors and corporate governance committees must meet all applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Service.

The board has determined that all 11 of the nonemployee directors listed on pages 58–61 are independent pursuant to the above criteria and that the board committee members meet all applicable independence standards.

**Director Tenure**

Subject to the company's charter documents, the governance guidelines establish the following expectations for director tenure:

- Nonemployee directors will resign from the board effective at the annual meeting of shareholders following their seventy-second birthday. (Consistent with this policy, Dr. Beering will retire on April 18, 2005.)
- Employee directors will resign from the board when they retire or otherwise cease to be active employees of the company.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

### III. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the full board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity.

### IV. Key Responsibilities of the Board

**Selection of Chairman and Chief Executive Officer; Succession Planning**

The board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model. The board recognizes that, in certain occasional circumstances, such as leadership transition, it may be desirable to assign these roles to two different persons for a relatively short period of time. The chair of the compensation committee recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected depending on the circumstances at the time.

The independent directors are responsible for overseeing succession planning. The chief executive officer develops and maintains a process for advising the board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan annually with the independent directors.

**Evaluation of Chief Executive Officer**

The chair of the compensation committee leads the independent directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the compensation committee in establishing his or her compensation for the next year.

**Corporate Strategy**

Once each year, the board, together with senior management, devotes an extended meeting to discussing and providing direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the board for approval.

**Code of Ethics**

The board has approved the company's code of ethics, which complies with the requirements of the New York Stock Exchange and Securities and Exchange Commission. This code is set forth in:

- *The Red Book*, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- the company's Code of Ethical Conduct for Lilly Financial Management, a supplemental code for our chief executive officer and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are available online at http://investor.lilly.com/code_business_conduct.cfm or in paper form upon request to the company's secretary.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

## V. Functioning of the Board

### Executive Session of Directors

The independent directors meet alone in executive session after every regularly scheduled board meeting. In addition, at least twice a year, the independent directors meet in executive session with the chief executive officer.

### Presiding Director

The chair of the compensation committee (currently Dr. Beering) leads the process for selecting and evaluating the chief executive officer. The chair of the compensation committee also presides at other executive sessions of independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside. Following Dr. Beering's retirement, Ms. Horn will replace him as chair of the compensation committee.

### Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

### Orientation and Continuing Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic mailings between meetings. We hold periodic mandatory training sessions for the audit committee, to which other directors and executive officers are invited. We also afford directors the opportunity to attend external director education programs.

### Director Access to Management and Independent Advisers

Independent directors have direct access to members of management whenever they wish. In addition, the independent directors and the committees are free to retain their own independent advisers, at company expense, whenever they wish.

### Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes based on inputs from all directors. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

## VI. Board Committees

### Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the audit, compensation, directors and corporate governance, and public policy and compliance committees. All other committees must have a majority of independent directors, and only independent directors may chair any committee.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the desires of the board members.

### Functioning of Committees

Each committee reviews its own charter annually, and the directors and corporate governance committee reviews all committee charters annually. The board may form new committees or disband a current committee (except the audit, compensation, and directors and corporate governance committees) as appropriate. The chair of the committee determines the frequency, length, and agenda of committee meetings.

All six committee charters are available online at http://investor.lilly.com/board-committees.cfm or in paper form upon request to the company's secretary.

## Committees of the Board of Directors

**Audit Committee**
The duties of the audit committee are described in the audit committee report found on page 68 of this proxy statement and the committee charter attached as Appendix A.

**Directors and Corporate Governance Committee**
The duties of the directors and corporate governance committee are described on pages 66–67.

**Compensation Committee**

- establishes compensation for executive officers
- administers Deferred Compensation Plan, management stock plans, and the company's cash bonus plan.

The compensation committee report is shown on pages 69–72 of this proxy statement.

**Public Policy and Compliance Committee**

- reviews policies and practices and monitors compliance in areas of legal and social responsibility
- reviews emerging political, social, and public policy issues that may affect the company.

**Finance Committee**

- reviews and makes recommendations regarding capital structure and strategies, including dividends, share repurchases, capital expenditures, complex business transactions, and borrowings
- oversees financial risk management policies.

**Science and Technology Committee**

- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development.

## Membership and Meetings of the Board and Its Committees

In 2004, each director attended more than 80 percent of the total number of meetings of the board and the committees on which he or she serves. In addition, all board members are expected to attend the annual meetings of shareholders, and all but one attended in 2004. Current committee membership and the number of meetings of the full board and each committee in 2004 are shown in the table below.

| | Board | Audit | Compensation | Directors and Corporate Governance | Finance | Public Policy and Compliance | Science and Technology |
|---|---|---|---|---|---|---|---|
| Dr. Beering | Member | | Chair | Member | | | Member |
| Sir Winfried Bischoff | Member | Chair | | | Member | | |
| Mr. Cook[1] | Member | Member | Member | | | | |
| Dr. Feldstein | Member | Member | | | | Member | |
| Mr. Fisher | Member | | Member | Chair | | | Member |
| Dr. Gilman | Member | | | | | Member | Member |
| Mr. Golden | Member | | | | Member | | |
| Ms. Horn | Member | | Member | Member | Chair | | |
| Ms. Marram | Member | | Member | Member | | | |
| Dr. Prendergast | Member | Member | | | | Member | Chair |
| Sir John Rose | Member | | | Member | Member | | |
| Ms. Seifert | Member | Member | | | Member | Chair | |
| Mr. Taurel | Chair | | | | | | |
| Number of 2004 Meetings | 9 | 12 | 5 | 3 | 4 | 7 | 3 |

[1] Mr. Cook joined the board in February 2005.

## Directors' Compensation

Directors who are employees receive no additional compensation for serving on the board or its committees.

In 2004, we provided the following annual compensation to directors who are not employees:

**Cash compensation**

- retainer of $3,750 per month
- $1,600 for each board meeting attended (or $1,600 per day for multi-day meetings)
- $1,600 for each committee or other meeting attended if not held on the same day as a board meeting
- $2,000 to the committee chairpersons for each committee meeting attended as compensation for the chairperson's preparation time
- reimbursement for customary and usual travel expenses.

**Stock Compensation**

- 700 shares of Lilly stock in a deferred stock account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.
- Stock options under the 2002 Lilly Stock Plan for 2,800 shares of Lilly stock. The option price is the fair market value at the time of grant. The options are exercisable after 3 years and expire after 10 years.

In 2005, the cash compensation is unchanged. However, we have discontinued stock option grants and instead will increase the deferred stock shares from 700 to 1,500.

**Lilly Directors' Deferral Plan**

This plan allows directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. Each director can choose to invest the funds in either of two accounts:

- **Deferred Compensation Account.** Funds in this account earn interest each year at an annual rate of 120 percent of the applicable federal long-term rate as established for the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code with monthly compounding. The rate for 2005 is 5.5 percent. The aggregate amount of interest that accrued in 2004 for the participating directors was $193,735.11 at a rate of 5.99 percent.
- **Deferred Share Account.** This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of shares to each director noted above (700 shares in 2004; 1,500 shares in 2005) is credited to this account. Funds in this account are credited as hypothetical shares of Lilly stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board or dies.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years. The deferred compensation account may also be paid in monthly installments for up to 10 years. Amounts in the deferred share account are paid in the form of shares of Lilly stock.

## Directors and Corporate Governance Committee Matters

**Overview**

The directors and corporate governance committee recommends candidates for membership on the board and board committees. The committee also oversees matters of corporate governance, director independence, director compensation, and board performance. The committee's charter is available online at http://investor.lilly.com/board-committees.cfm or in paper form upon request to the company's secretary.

All committee members are independent as defined in the New York Stock Exchange listing requirements.

**Director Nomination Process**

The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. Candidates shall have substantial experience with one or more publicly traded national or multinational companies or shall have achieved a high level of distinction in their chosen fields. Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity. The board is particularly interested in maintaining a mix that includes the following backgrounds:

- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance/banking, and marketing/sales
- international business
- medicine and science
- government and public policy
- information technology.

The board delegates the screening process to the directors and corporate governance committee, which receives direct input from other board members. Potential candidates are identified by recommendations from several sources, including:

- incumbent directors
- management
- shareholders
- an independent executive search firm retained by the committee to assist in locating candidates meeting the board's selection criteria.

The committee employs the same process for evaluating all candidates, including those submitted by shareholders. The committee initially evaluates the candidate based on publicly available information and any additional information supplied by the party recommending the candidate. If the candidate appears to satisfy the selection criteria and the committee's initial evaluation is favorable, the committee, assisted by management, gathers additional data on the candidate's qualifications, availability, probable level of interest, and any potential conflicts of interest. If the committee's subsequent evaluation continues to be favorable, the candidate is contacted by the chairman of the board and one or more of the independent directors for direct discussions to determine the mutual levels of interest in pursuing the candidacy. If these discussions are favorable, the committee makes a final recommendation to the board to nominate the candidate for election by the shareholders (or to select the candidate to fill a vacancy, as applicable).

Sir John Rose, who is standing for election at this annual meeting of shareholders, was referred to the company by an independent executive search firm.

**Process for Submitting Recommendations and Nominations**

A shareholder who wishes to recommend a director candidate for evaluation by the committee pursuant to this process should forward the candidate's name and information about the candidate's qualifications to the chairman of the directors and corporate governance committee, in care of the corporate secretary, at Lilly Corporate Center, Indianapolis, Indiana 46285. The candidate must meet the selection criteria described above and must be willing and expressly interested in serving on the board.

Under Section 1.9 of the company's bylaws, a shareholder who wishes to directly nominate a director candidate at the 2006 annual meeting (i.e., to propose a candidate for election who is not otherwise nominated by the board through the recommendation process described above) must give the company written notice by November 8, 2005. The notice should be addressed to the corporate secretary at Lilly Corporate Center, Indianapolis, Indiana 46285. The notice must contain prescribed information about the candidate and about the shareholder proposing the candidate as described in more detail in Section 1.9 of the bylaws. A copy of the bylaws is available online at http://investor.lilly.com/bylaws.cfm. The bylaws will also be provided by mail without charge upon request to the corporate secretary.

## ☐ Audit Committee Matters

**Audit Committee Membership**

All members of the audit committee are independent as defined in both the New York Stock Exchange listing standards and the Securities and Exchange Commission standards applicable to audit committee members. The board of directors has determined that Sir Winfried Bischoff and Mr. J. Michael Cook are audit committee financial experts as defined in the rules of the Securities and Exchange Commission. The board has also determined that Mr. Cook's service on more than three public company audit committees does not impair his ability to serve on our audit committee.

## Audit Committee Report

The audit committee reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent auditors. Management represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent auditors, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditors report to us and to the board. We have sole authority to appoint (subject to shareholder ratification) and to terminate the engagement of the independent auditors.

We have discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, we have received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and have discussed with the independent auditors the auditors' independence from the company and its management. In concluding that the auditors are independent, we determined, among other things, that the nonaudit services provided by Ernst & Young (as described below) were compatible with their independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, we have adopted additional policies to ensure the independence of the independent auditors, such as prior committee approval of nonaudit services and required audit partner rotation.

We discussed with the company's internal and independent auditors the overall scope and plans for their respective audits including internal control testing under Section 404 of the Sarbanes-Oxley Act. We periodically meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. We also periodically meet in executive session.

In reliance on the reviews and discussions referred to above, we recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission. We have also appointed the company's independent auditors, subject to shareholder ratification for 2005.

**Audit Committee**
Sir Winfried Bischoff, Chair
J. Michael Cook (from February 1, 2005)
Martin S. Feldstein, Ph.D.
Franklyn G. Prendergast, M.D., Ph.D.
Kathi P. Seifert

**Services Performed by the Independent Auditor**

The audit committee preapproves all audit and nonaudit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. The committee's policy and procedures are as follows:

- All **audit services** must be preapproved by the committee. The committee approves the annual audit services engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The committee may also grant preapproval for other audit services, which are those services that only the independent auditor reasonably can provide. Beginning in 2004, audit services include internal controls attestation work under Section 404 of the Sarbanes-Oxley Act.
- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor. All audit-related services must be preapproved by the committee.
- All **tax services** must be separately preapproved by the committee. The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- Nonaudit services classified as **"all other services"** must be separately preapproved by the committee. The committee may approve such services if (i) the services are permissible under SEC rules, (ii) the committee believes the provision of the services would not impair the independence of the auditor, and (iii) management

believes that the auditor is the best choice to provide the service.

- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

**Independent Auditor Fees**

The following table shows the fees incurred for services rendered on a worldwide basis by Ernst & Young LLP, the company's independent auditor, in 2004 and 2003. All such services were preapproved by the committee in accordance with the preapproval policy.

| | 2004 (millions) | 2003 (millions) |
|---|---|---|
| Audit Fees<br>• Annual audit of consolidated and subsidiary financial statements, including Sarbanes-Oxley 404 attestation in 2004<br>• Reviews of quarterly financial statements<br>• Other services normally provided by auditor in connection with statutory and regulatory filings | $5.2 | $3.9 |
| Audit-Related Fees<br>• Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements:<br>—2004 and 2003: primarily related to internal control reviews, employee benefit plan audits, and accounting consultations | $0.5 | $0.9 |
| Tax Fees<br>• 2004 and 2003: primarily related to tax planning and various compliance services | $2.4 | $2.4 |
| All Other Fees<br>• 2004: primarily related to upgrading and maintaining on-line training programs | $0.4 | None |
| Total | $8.5 | $7.2 |

## Executive Compensation

**Compensation Committee Report**

The following is a report of the compensation committee of the board regarding executive compensation. The committee's membership and duties are described on page 65.

**Executive Compensation Policy**

**Philosophy.** The compensation committee bases its executive compensation policy on the same principles that guide the company in establishing all its compensation programs. We design programs to attract, retain, and motivate highly talented individuals at all levels of the organization. In particular:

- We base compensation on the level of job responsibility, individual performance, and company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay is linked to company performance and shareholder returns.
- We reflect in our compensation the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.
- We develop and administer our compensation programs to foster the long-term focus required for success in our industry.

The program consists of both annual and long-term components, which are considered together in assessing whether the program is attaining its objectives.

**Methodology.** We consider various measures of company and industry performance, including sales, earnings per share, total market value, and total shareholder return. These data assist us in exercising judgment in establishing total compensation ranges. We do not assign these performance measures relative weights. Instead, we make a subjective determination after considering all such measures collectively.

We also compare, or benchmark, our programs with other global pharmaceutical companies of comparable size and stature to the company. For this benchmarking, we use the peer group identified on page 77. We compare the executive compensation programs as a whole, and we also compare the pay of individual executives if we believe the jobs are sufficiently similar to make the comparison meaningful.

We use the peer group data primarily to ensure that the executive compensation program as a whole is within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. We do not target a specific position in the range of comparative data for each individual or for each component of compensation. We establish individual amounts in view of the comparative data and such other factors as level of responsibility, prior experience, and our judgment as to individual performance. We do not apply formulas or assign these factors specific mathematical weights; instead, we exercise judgment and discretion.

We also retain an independent compensation consultant to assist us in evaluating our executive compensation programs and in setting our chief executive officer's compensation. The consultant reports directly to the committee. The use of an independent consultant provides additional assurance that our programs are reasonable and consistent with the company's objectives.

**Components of Executive Compensation for 2004**

**Annual Compensation.** Annual cash compensation for 2004 consisted of base salary and a cash bonus.

- We determined **base salaries** based on company and individual performance for the previous year, internal relativity, and market conditions, including pay at the peer group companies. As noted above, we used the peer group and other market data to test for reasonableness and competitiveness of base salaries, but we also exercised subjective judgment in view of our compensation objectives. Our merit budget processes for executives are no different from those used for all employees.
- **Cash bonuses** for all management employees worldwide, as well as most non-management employees in the U.S, were determined under the Eli Lilly and Company Bonus Plan, a shareholder-approved formula-based bonus plan adopted in 2004. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants each year based on job responsibilities. Bonus payouts for the year are then determined by the company's performance relative to predetermined goals that are based 25 percent on sales growth and 75 percent on earnings per share growth (adjusted for unusual items). In establishing the company performance measures, we considered the expected performance of Lilly and the other companies in our peer group. For the executive officers, we established bonus targets based on job responsibilities, internal relativity, and peer group data. Our objective was to set bonus targets such that total annual cash compensation was within the broad middle range of peer group companies and a substantial portion of that compensation was linked to company performance. Under the plan formula, payouts can range from zero to 200 percent of target depending on company performance. While the company achieved good growth in both sales and adjusted earnings per share in 2004, the results were somewhat below the predetermined goals, and therefore the bonuses paid for 2004 were 90 percent of target.



**Long-Term Incentives.** We normally employ two forms of long-term equity incentives granted under the 2002 Lilly Stock Plan: stock options and performance awards. These incentives foster the long-term perspective necessary for continued success in our business. They also ensure that our leaders are properly focused on shareholder value. Our objective is to have a combined grant value of stock options and performance awards that is competitive within the broad middle range of peer company long-term incentive grant amounts. Stock options and performance awards have traditionally been granted broadly and deeply within the organization, with approximately 4,950 management and professional employees now participating.

- **Stock options** align employee incentives with shareholders because options have value only if the stock price increases over time. Our 10-year options, granted at the market price on the date of grant, ensure that employees are focused on long-term growth. In addition, options help retain key employees because they typically cannot be exercised for three years and, if not exercised, are forfeited if the employee leaves the company before retirement. The three-year vesting also helps keep employees focused on long-term performance. In determining the size of option grants, we consider job responsibility, individual performance, peer group data, and the number of options previously granted. Generally, we granted stock options in 2004 in amounts the same as the previous year. The increase for Mr. Taurel is discussed on page 72, and the increases for Drs. Lechleiter and Paul are a result of their promotions.

- **Performance awards** provide employees with shares of Lilly stock if certain company performance goals are achieved. The awards, normally granted annually, are structured as a schedule of shares of Lilly stock based on the company's achievement of specific earnings-per-share (EPS) levels over specified time periods of one or more years. We granted performance awards for 2004 with possible payouts ranging from zero to 200 percent of the target amount, depending on 2004 EPS growth as adjusted based on predetermined criteria. In establishing the company performance measures, we considered the expected performance of Lilly and the other companies in our peer group. In determining the size of the grants, we considered job responsibility, individual performance, peer group data, and the size of performance awards previously granted. Generally, the award sizes were the same as the previous year, except in the case of promotions. Actual adjusted EPS performance for 2004 resulted in a payout of 100 percent of target. For executive officers, the payout was in the form of restricted stock, as noted below.
- **2005 long-term incentive grants** were made by the committee on February 11, 2005. We maintained our two-part, long-term incentive award but increased our emphasis on performance awards and decreased emphasis on stock options. In addition, we lowered overall grant values significantly, consistent with marketplace trends, while maintaining broad-based employee participation.
- **Share retention guidelines** help foster a focus on long-term growth. We expect our executive officers to retain all net shares received from stock options and performance awards, net of taxes, for at least one year. Consistent with this objective, performance award shares earned for 2004 performance were issued in the form of restricted stock that is subject to forfeiture if the executive leaves the company prior to February 2006, except in the case of death, disability, retirement, or by consent of the committee.

**Deductibility Cap on Executive Compensation.** Under U.S. federal income tax law, the company cannot take a tax deduction for certain compensation paid in excess of $1 million to the five executive officers listed below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals. The company has taken steps to qualify compensation under the Eli Lilly and Company Bonus Plan, as well as stock options and performance awards under its management stock plans, for full deductibility as "performance-based compensation." We may make payments that are not fully deductible if, in our judgment, such payments are necessary to achieve our compensation objectives and to protect shareholder interests.

**Adjustments for Unusual Items.** Consistent with past practice and based on predetermined criteria, we adjusted the earnings results on which 2004 bonuses and performance awards were determined to eliminate the effect of certain unusual items. The adjustments are intended to ensure that award payments represent the underlying growth of the core business and are not artificially inflated or deflated due to such unusual items either in the award year or the previous (comparator) year. For the 2004 awards calculation, we adjusted EPS to eliminate the effect in both 2003 and 2004 of major asset impairments, restructuring and other special charges, acquired in-process research charges, as well as a one-time tax expense for the expected repatriation of earnings under the American Jobs Creation Act in 2004, and a one-time gain on a technology licensing transaction in 2003.

**Other Compensation.** In 2003 and 2004, we undertook a total executive compensation review with the guidance of our independent consultant. In addition to the primary compensation elements of salary, cash bonuses, and long-term incentives discussed above, we reviewed the deferred compensation program, other annual compensation, and payments that would be required under various severance and change-in-control scenarios. We determined that these elements of compensation were reasonable in the aggregate. Following our review, we recommended to the board, and it approved, amendments to the deferred compensation and change-in-control severance pay programs that modestly reduced the future benefit levels under those programs.

**Chief Executive Officer Compensation for 2004**

In establishing Mr. Taurel's compensation for 2004, we applied the principles outlined above in the same manner as they were applied to the other executives. We compared company performance with that of the peer group companies, including EPS growth, economic value added, market value added, and total shareholder return. We did not assign these performance measures relative weights but rather made a subjective determination after considering the data collectively. In addition, consistent with our annual process, in an executive session including all independent directors, we assessed Mr. Taurel's 2003 performance. We considered the company's and Mr. Taurel's accomplishment of objectives that had been established at the beginning of the year and our own subjective assessment of his performance. We noted that under Mr. Taurel's leadership the company achieved strong 14 percent sales growth and met external earnings expectations despite significant investments in research and development, sales and marketing, and manufacturing. In addition, during the year the company successfully launched three major products (Strattera, Forteo, and Cialis) and made substantial progress in its comprehensive manufacturing improvement plan, clearing the way for several product approvals in 2004. Mr. Taurel also led important initiatives to improve the company's productivity and reduce its cost structure to enable it to continue to compete in an increasingly challenging business environment.

In recognition of his continued strong leadership in 2003, we increased Mr. Taurel's annual salary by 5 percent to $1.52 million effective April 2004. Mr. Taurel's 2004 target bonus remained at 110 percent of his base salary. As previously discussed under "Cash bonuses," the actual payout of $1.45 million was below target.

Our review of peer group data available in late 2003 suggested that Mr. Taurel's total equity compensation in 2003 was significantly below the median. Based on his individual performance and our review of the peer group data, we increased his stock option grant from 350,000 shares to 400,000 shares. The option shares vest after three years and expire after 10 years. We granted Mr. Taurel a performance award to be earned based on 2004 EPS growth, with a target payout of 28,000 shares, the same size as the previous year. As discussed under "Performance awards" above, the performance award paid out at 100 percent of target and, for executive officers, including Mr. Taurel, was paid in the form of restricted stock.

Effective February 11, 2005 consistent with our annual practice, we granted Mr. Taurel and other members of management equity awards under the long-term incentive program previously described . Mr. Taurel's award consisted of a stock option grant of 255,621 shares and a performance award with a target payout of 51,752 shares, which, if earned, will be paid out in restricted stock. The combined value of these awards at the time of grant was $7.2 million using the company's trinomial lattice method of 30.37 percent of the option price and a stock price of $55.65 to value the award.

In determining the size of the stock option and performance award grants for both years, we took into consideration Mr. Taurel's individual performance, internal relativity, peer group data, and the size of grants previously made to Mr. Taurel. As noted above, in 2005 we adjusted the mix of awards to increase emphasis on performance awards and decrease emphasis on stock options.

**Conclusion**

The committee and the board believe that the caliber and motivation of all our employees, and especially our executive leadership, are essential to the company's performance. We believe our management compensation programs contribute to our ability to differentiate our performance from others in the marketplace. We will continue to evolve and administer our compensation program in a manner that we believe will be in shareholders' interests and worthy of shareholder support.

**Compensation Committee**

Steven C. Beering, M.D., Chair
J. Michael Cook (from February 1, 2005)
George M.C. Fisher
Karen N. Horn, Ph.D.
Ellen R. Marram

### Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation (1) Awards | | |
|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus (2) ($) | Other Annual Compensation (3) ($) | Restricted Stock Awards (4) ($) | Number of Securities Underlying Options Granted | All Other Compensation ($) |
| Sidney Taurel | | | | | | | |
| Chairman of the Board, | 2004 | 1,501,050 | 1,486,040 | 70,524 | 1,590,120 (4) | 400,000 | 72,050 (5) |
| President, and | 2003 | 1,432,860 | 1,193,595 | 138,372 | | 350,000 | 68,777 |
| Chief Executive Officer | 2002 | 1 (6) | 0 | 164,343 | | 350,000 | 142,862 |
| John C. Lechleiter, Ph.D. | | | | | | | |
| Executive Vice President, | 2004 | 894,000 | 603,450 | 2,894 | 795,060 (4) | 200,000 | 42,912 (5) |
| Pharmaceutical | 2003 | 725,625 | 417,657 | 6,249 | | 120,000 | 34,830 |
| Operations | 2002 | 675,000 | 0 | 9,248 | | 120,000 | 20,250 |
| Charles E. Golden | | | | | | | |
| Executive Vice President | 2004 | 813,210 | 548,917 | 3,366 | 511,110 (4) | 120,000 | 39,034 (5) |
| and Chief Financial | 2003 | 789,540 | 444,117 | 6,492 | | 120,000 | 37,898 |
| Officer | 2002 | 789,540 | 0 | 14,852 | | 120,000 | 24,186 |
| Steven M. Paul, M.D. | 2004 | 763,020 | 515,039 | 3,099 | 511,110 (4) | 120,000 | 36,625 (5) |
| Executive Vice President, | 2003 | 630,090 | 303,949 | 1,086 | | 50,000 | 30,244 |
| Science and Technology | 2002 | 553,260 | 0 | 0 | | 46,000 | 17,098 |
| Robert A. Armitage | 2004 | 578,175 | 338,232 | 3,060 | 318,024 (4) | 80,000 | 27,752 (5) |
| Senior Vice President, | 2003 | 550,020 | 268,137 | 28,899 | | 80,000 | 26,401 |
| General Counsel | 2002 | 390,420 | 0 | 31,640 | | 23,800 | 73,570 |

(1) No stock appreciation rights were granted during the years indicated.

(2) For 2004, represents the individual's earned bonus under the Eli Lilly and Company Bonus Plan, based on the company's actual growth in sales and adjusted earnings per share for the year. For 2003, represents a one-time discretionary bonus equivalent to 75 percent of the individual's normal bonus target under the company's prior bonus plan, the EVA® Bonus Plan. For 2002, represents the individuals' "declared bonus" under the EVA Bonus Plan, which was zero due to company performance.

(3) Amounts in this column represent primarily above-market interest on deferred compensation and tax reimbursements on personal use of the corporate aircraft. Beginning in 2004, the deferred compensation program was revised to provide for interest at a rate that is considered a market rate under Securities and Exchange Commission proxy reporting rules, 120 percent of the applicable federal long-term rate (6.16 percent in 2004).

For Mr. Taurel, the amounts include the company's incremental cost to provide company aircraft to him for his personal travel, as follows: 2004, $41,050; 2003, $90,678; and 2002, $94,044. Under board policy, for security reasons Mr. Taurel must generally use the company-owned aircraft for both business and personal travel.

In past proxy statements, we reported personal use of company aircraft using the Standard Industry Fare Level (SIFL) tables published by the Internal Revenue Service. The SIFL tables are used to determine the amount of compensation income that is imputed to the executive for tax purposes for personal use of corporate aircraft. Beginning with this proxy statement, for all three years in the table, we are using a revised methodology that calculates the incremental cost to the company based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and smaller variable costs. Since the company-owned aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilots' salaries, the purchase costs of the company-owned aircraft, and the cost of maintenance not related to trips.

For this table we have recalculated the incremental cost of personal use of company-owned aircraft for all named executives in the previously reported years 2003 and 2002 using the new methodology. For executives other than Mr. Taurel, the recalculation did not change the reported amounts of other annual compensation as prescribed by the SEC reporting rules. For Mr. Taurel, the recalculation increased his reported amounts for both years. For 2003, his reported amount in this column was originally $126,561, with $78,867 attributable to personal use of the corporate aircraft. For 2002, his reported amount in this column was $57, 299, with his personal use of the corporate aircraft falling below the SEC reporting thresholds.

Beginning in 2005, the company and Mr. Taurel have entered into a time-sharing arrangement under which he will pay the company a time-share fee for the use of the aircraft for personal flights. See page 76.

(4) All eligible global management received a payout of shares of Lilly stock under the performance award program based on earnings per share growth in 2004. For most management employees, the payout was in the form of freely tradeable shares. However, consistent with our stock retention guidelines for executive offi-

cers, the payout for executive officers was in the form of restricted stock that vests on February 1, 2006. Mr. Taurel received 28,000 shares; Dr. Lechleiter received 14,000 shares; Mr. Golden received 9,000 shares; Dr. Paul received 9,000 shares, and Mr. Armitage received 5,600 shares. The table reflects the value of the shares awarded, based on the stock price of $56.79, the average of the high and low price of stock on January 14, 2005, the day the restricted shares were issued. Dividends will be paid on the restricted shares. In addition to the restricted shares awarded from the performance award payout, Dr. Paul held 8,000 shares of restricted stock valued at $454,000, as of December 31, 2004, and Mr. Armitage held 5,000 shares of restricted stock valued at $283,750, as of December 31, 2004.

(5) Company contribution to the named individual's account in the company's employee savings plan ("Savings Plan").

(6) During the 2002 calendar year, Mr. Taurel chose to accept an annual salary of $1.00 as a reflection of his confidence in, and commitment to, the company during a period of transition. Under normal circumstances, his annual base salary would have been $1,391,100 for 2002.

### Option Shares Granted in the Last Fiscal Year (1)

| Individual Grants | | | | | |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted | % of Total Option Shares Granted to Employees in Fiscal Year | Exercise or Base Price Per Share (2) | Expiration Date | Grant Date Present Value (3) |
| Sidney Taurel | 400,000 | 2.04 | $73.11 | February 14, 2014 | $10,792,000 |
| John C. Lechleiter, Ph.D. | 200,000 | 1.02 | $73.11 | February 14, 2014 | $ 5,396,000 |
| Charles E. Golden | 120,000 | 0.61 | $73.11 | February 14, 2014 | $ 3,237,600 |
| Steven M. Paul, M.D. | 120,000 | 0.61 | $73.11 | February 14, 2014 | $ 3,237,600 |
| Robert A. Armitage | 80,000 | 0.41 | $73.11 | February 14, 2014 | $ 2,158,400 |

(1) No stock appreciation rights were granted in 2004.

(2) Options are granted at the market price of company common stock on the date of grant. Options are exercisable three years after their grant date.

(3) These values were established using the Black-Scholes stock option valuation model, consistent with the model used for our 2004 financial reporting. Assumptions used to calculate the grant date present value of option shares granted during 2004 were in accordance with SFAS 123 as follows:

(a) Expected Volatility—The standard deviation of the continuously compounded rates of return calculated on the average daily stock price over a period of time immediately preceding the grant and equal in length to the expected life. The volatility was 35.20 percent.

(b) Risk-Free Interest Rate—The rate available at the time the grant was made on zero-coupon U.S. government issues with a remaining term equal to the expected life. The risk-free interest rate was 3.42 percent.

(c) Dividend Yield—The expected dividend yield was 1.50 percent based on the historical dividend yield over a period of time immediately preceding the grant date equal in length to the expected life of the grant.

(d) Expected Life—The expected life of the grant was seven years, calculated based on the historical expected life of previous grants.

(e) Forfeiture Rate— Under SFAS 123, forfeitures may be estimated or assumed to be zero. The forfeiture rate was assumed to be zero, based on the immateriality of actual calculated forfeiture rates.

### Aggregate Option Shares Exercised in the Last Fiscal Year and Fiscal Year-End Option Values (1)

| Name | Number of Shares Acquired On Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year-End | | Value of Unexercised, In-the-Money Options at Fiscal Year-End (2) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Sidney Taurel | 80,000 | $4,091,400 | 2,081,521 | 751,317 | $13,119,533 | $0 |
| John C. Lechleiter, Ph.D. | 27,728 | $1,223,429 | 451,793 | 321,317 | $290,452 | $0 |
| Charles E. Golden | -0- | $0 | 758,683 | 241,317 | $ 4,971,000 | $0 |
| Steven M. Paul, M.D. | 18,700 | $916,347 | 329,900 | 316,000 | $1,349,700 | $0 |
| Robert A. Armitage | -0- | $0 | 44,100 | 183,800 | $0 | $0 |

(1) No stock appreciation rights were exercised during 2004 and none were outstanding on December 31, 2004.
(2) Represents the amount by which the market price of Lilly stock exceeded the exercise prices of unexercised options held by the named individuals on December 31, 2004.

*Retirement Plan*

**Pension Plan Table**

| Average Annual Earnings (Highest 5 of Last 10 Years) | Years of Service | | | | | | |
|---|---|---|---|---|---|---|---|
| | 15 | 20 | 25 | 30 | 35 | 40 | 45 |
| $ 500,000 | $ 103,295 | $ 137,725 | $ 172,165 | $ 206,580 | $ 241,020 | $ 241,020 | $ 249,000 |
| 1,000,000 | 211,090 | 281,450 | 351,815 | 422,170 | 492,540 | 492,540 | 498,010 |
| 1,500,000 | 318,890 | 425,170 | 531,470 | 637,750 | 744,060 | 744,060 | 747,010 |
| 2,000,000 | 426,685 | 568,895 | 711,120 | 853,345 | 995,570 | 995,570 | 996,010 |
| 2,500,000 | 534,470 | 712,620 | 890,785 | 1,068,935 | 1,247,090 | 1,247,090 | 1,247,090 |
| 3,000,000 | 642,265 | 856,345 | 1,070,435 | 1,284,515 | 1,498,610 | 1,498,610 | 1,498,610 |
| 3,500,000 | 750,060 | 1,000,070 | 1,250,090 | 1,500,110 | 1,750,130 | 1,750,130 | 1,750,130 |
| 4,000,000 | 857,855 | 1,143,790 | 1,429,750 | 1,715,690 | 2,001,650 | 2,001,650 | 2,001,650 |
| 4,500,000 | 965,640 | 1,287,515 | 1,609,405 | 1,931,280 | 2,253,155 | 2,253,155 | 2,253,155 |
| 5,000,000 | 1,073,435 | 1,431,240 | 1,789,055 | 2,146,860 | 2,504,675 | 2,504,675 | 2,504,675 |
| 5,500,000 | 1,181,230 | 1,574,965 | 1,968,720 | 2,362,450 | 2,756,195 | 2,756,195 | 2,756,195 |
| 6,000,000 | 1,289,030 | 1,718,690 | 2,148,370 | 2,578,045 | 3,007,715 | 3,007,715 | 3,007,715 |

The named executive officers will, upon retirement, be eligible for benefits under The Lilly Retirement Plan (retirement plan). The above table sets forth a range of annual retirement benefits for various levels of average annual earnings and years of service, assuming the employee retires at age 65 with a 50 percent survivor income benefit. The retirement plan benefits shown in the table are generally paid as a monthly annuity for the life of the retiree. The amounts shown in the table are not subject to reduction for Social Security benefits or any other offset amounts except that the ultimate pension benefits for Mr. Golden will be reduced by the amount of the pension payments he receives from his previous employer. The annual benefit under the plan is calculated using the average of the annual earnings for the highest 5 out of the last 10 years of service (average annual earnings). Annual earnings covered by the retirement plan consist of salary, bonus, and, for years prior to 2004, long-term incentive plan payouts as set forth in the Summary Compensation Table on page 73 but calculated for the amount of bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). For purposes of determining the annual benefit under the retirement plan shown in the table:

| Named Executive | Years of Service at Age 65 | Current Average Annual Earnings |
|---|---|---|
| Mr. Taurel | 43 | $4,618,368 |
| Dr. Lechleiter | 39 | $1,480,212 |
| Mr. Golden | 41 | $2,486,772 |
| Dr. Paul | 34 | $1,221,492 |
| Mr. Armitage | 14 | $1,047,600 |

PROXY STATEMENT

Mr. Golden received additional service credit when be began his employment in 1996. His retirement benefits will include the standard retiree medical benefits that would be available to retirees of the same age and with the same number of years of service credited. Dr. Paul, who joined the company in 1993, will receive additional service credit if he remains employed by the company past age 60. His retirement benefit will not be reduced for early retirement. This additional service credit is included in the table above. When Mr. Armitage joined the company in 1999, the company agreed to provide him with a retirement benefit based on his actual years of service and earnings at age 60. Mr. Armitage will be eligible to retire under the retirement plan at age 61.

Section 415 of the Internal Revenue Code (Code) generally places a limit of $170,000 on the amount of annual pension benefits that may be paid at age 65 from a plan such as the retirement plan. Under an unfunded plan adopted in 1975, however, the company will make payments as permitted by the Code to any employee who is a participant in the retirement plan in an amount equal to the difference, if any, between the benefits that would have been payable under the plan without regard to the limitations imposed by the Code and the actual benefits payable under the plan as so limited.

### Change-in-Control Severance Pay Arrangements

The company has adopted a Change-in-Control Severance Pay Program (program) covering most employees of the company and its subsidiaries, including the company's executive officers. In general, the program would provide severance payments and benefits for eligible employees and executive officers in the event their employment is terminated under certain circumstances within fixed periods of time following a change in control. A change in control would occur if 15 percent or more of the company's voting stock were acquired by an entity other than the company, a subsidiary, an employee benefit plan of the company, or Lilly Endowment, Inc. There are additional conditions that could result in a change-in-control event. The program may not be amended by the board, whether prior to or following a change in control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the program covering the named executive officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change in control (i) without cause by the company or (ii) for good reason by the executive officer, each as is defined in the program. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made or benefits realized in connection with the change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code as a result of the aggregate compensation payments and benefits made to the individual, under the program or otherwise, the company would cover the cost of the excise tax.

### Related Transaction

As noted above, under board policy, for security reasons Mr. Taurel must generally use the company aircraft for all travel. Beginning in 2005, the company has entered into a time-share arrangement with Mr. Taurel in connection with his personal use of company aircraft. Under the time-share agreement, Mr. Taurel will lease the company aircraft, including crew and flight services, for personal flights. He will pay a time-share fee based on the company's cost of the flight but capped at the greater of (i) the Standard Industry Fare Levels as discussed in footnote 3 on page 73 or (ii) an amount equivalent to first-class airfare for the relevant flight (if such is commercially available).

## ☐ Performance Graph

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group* for the years 2000 through 2004. The graph assumes that, on December 31, 1999, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

**Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group***



Value of $100 invested on last business day of 1999
$140
$120
$100
$80
$60
$40
$20
$0
Lilly
Peer Group
S&P 500
Dec. 1999
Dec. 2000
Dec. 2001
Dec. 2002
Dec. 2003
Dec. 2004


| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| Lilly | $100.00 | $141.74 | $121.36 | $100.10 | $113.23 | $93.44 |
| S&P 500 | $100.00 | $ 90.89 | $ 81.14 | $ 62.47 | $ 80.35 | $89.07 |
| Peer Group | $100.00 | $128.26 | $110.98 | $ 86.41 | $ 94.96 | $91.41 |

* We constructed the peer group as the industry index for this graph. It comprises the eight companies in the pharmaceutical industry that we use to benchmark compensation of executive officers: Abbott Laboratories; Bristol-Myers Squibb Company; Glaxo SmithKline (including the results of SmithKline Beecham plc up to the time of its merger with Glaxo Holdings plc); Johnson & Johnson; Merck & Co.; Pfizer, Inc. (including the results of Warner Lambert Company and Pharmacia Corporation up to the time of their mergers with Pfizer); Schering-Plough Corporation; and Wyeth (formerly American Home Products Corporation).

## Ownership of Company Stock

**Common Stock Ownership by Directors and Executive Officers**

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 4, 2005. The table shows shares held by named executives in the Lilly Employee Savings Plan, shares credited to the accounts of outside directors in the Directors' Deferral Plan, and total shares beneficially owned by each individual, including the shares in the respective plans. In addition, the table shows shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 4, 2005.

| Name of Individual or Identity of Group | Savings Plan Shares | Directors' Deferral Plan Shares (1) | Total Shares Owned Beneficially (2) | Stock Options Exercisable within 60 days of February 4, 2005 |
|---|---|---|---|---|
| Robert A. Armitage | 631 | — | 19,089 | 67,900 |
| Steven C. Beering, M.D. | — | 1,232 | 28,080 | 8,400 |
| Sir Winfried F. W. Bischoff | — | 768 | 5,657 | 5,600 |
| J. Michael Cook | — | — | 1,800 | — |
| Martin S. Feldstein, Ph.D. | — | 736 | 3,158 | 2,800 |
| George M. C. Fisher | — | 1,973 | 18,050 | 5,600 |
| Alfred G. Gilman, M.D., Ph.D. | — | 885 | 9,090 | 8,400 |
| Charles E. Golden | 1,142 | — | 48,273 | 760,000 |
| Karen N. Horn, Ph.D. | — | 1,135 | 22,866 | 8,400 |
| John C. Lechleiter, Ph.D. | 11,340 | — | 177,646(3) | 453,110 |
| Ellen R. Marram | — | 736 | 3,158 | — |
| Steven M. Paul, M.D. | 2,350 | — | 70,824 | 375,900 |
| Franklyn G. Prendergast, M.D., Ph.D. | — | 994 | 14,263 | 8,400 |
| Sir John Rose | — | 1,561 | 1,689 | — |
| Kathi P. Seifert | — | 1,241 | 13,756 | 8,400 |
| Sidney Taurel | 14,976 | — | 877,647 | 2,082,838 |
| All directors and executive officers as a group (20 persons): | | | 1,488,563 | |

(1) See description of the Directors' Deferral Plan, page 66.

(2) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. No person listed in the table owns more than 0.0775 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.131 percent of the outstanding common stock of the company.

(3) The shares shown for Dr. Lechleiter include 12,151 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.

### Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than 5 percent of the outstanding shares of the company's common stock are Lilly Endowment, Inc. (the "Endowment") and Capital Research and Management Company. The following table sets forth information regarding this ownership:

| Name and Address | Number of Shares Beneficially Owned | Percent of Class |
|---|---|---|
| Lilly Endowment, Inc.<br>2801 North Meridian Street<br>Indianapolis, Indiana 46208 | 151,180,804<br>(as of February 4, 2005) | 13.35% |
| Capital Research and Management Company<br>333 South Hope Street<br>Los Angeles, California 90071 | 70,067,500<br>(as of December 31, 2004) | 6.2% |

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Mr. Thomas M. Lofton, chairman; Mr. N. Clay Robbins, president; Mrs. Mary K. Lisher; Drs. Otis R. Bowen and William G. Enright; and Messrs. Daniel P. Carmichael, Eli Lilly II, and Eugene F. Ratliff (Emeritus Director). Each of the directors is a shareholder of the company.

Capital Research and Management Company acts as investment adviser to various registered investment companies. It has no voting power and sole investment power with respect to its shares.

## Items of Business To Be Acted Upon at the Meeting

### Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2008. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

**The board recommends that you vote FOR each of the following nominees:**

- George M.C. Fisher
- Alfred G. Gilman, M.D., Ph.D.
- Karen N. Horn, Ph.D.
- Sir John Rose

Biographical information about these nominees can be found on pages 58–59 of this proxy statement.

### Item 2. Proposal To Ratify the Appointment of Principal Independent Auditors

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditors for the company for the year 2005. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the company in 2004. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they wish to do so.

**The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for 2005.**

**Proponent Information**
The following six proposals were submitted by shareholders. We will provide the names and addresses of the proponents of these proposals, as well as the number of shares of Lilly stock owned by them, upon request by phone at 317-433-5112, by e-mail at annual_meeting@lilly.com, or in writing to the company's secretary at Lilly Corporate Center, Indianapolis, Indiana 46285.

Item 3. Shareholder Proposal Regarding Separating the Roles of Chairman and Chief Executive Officer

**The board recommends that you vote AGAINST this proposal.**

**Separating the Roles of Chairman and Chief Executive Officer**
Resolved, The shareholders of Lilly (Eli) and Company (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2005 shareholder meeting.

**Statement of Support**: We believe in the principle of the separation of the roles of Chairman and Chief Executive Officer. This is a basic element of sound corporate governance practice. In addition, the lack of access to medicines has created a leadership crisis at our company which a separation of the Chair and CEO would begin to address.

We believe an independent Board Chair—separated from the CEO—is the preferable form of corporate governance. The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

The Board will likely accomplish both roles more effectively by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address complex policy issues facing our company, foremost among them the crisis in access to pharmaceutical products.

Millions of Americans and others around the world have no access to our company's life-saving medicines. This is an emergency, and our company's charitable work, while laudable, is neither a sufficient nor strategic response. We believe an independent Chair and vigorous Board will bring greater focus to this ethical imperative, and be better able to forge solutions for shareholders and patients to address this crisis.

The current business model of the pharmaceutical sector is undergoing significant challenges. The industry has generated substantial revenue from American purchasers, who pay higher prices for medicines than people in other developed countries. Pressure on drug pricing and dependence on this business model may impact our company's long-term value.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

**Statement in Opposition to the Proposal Regarding Separating the Roles of Chairman and Chief Executive Officer**
The directors and corporate governance committee and the public policy and compliance committee of the board have reviewed this proposal, and believe that the strategy of combining the roles of board chair and chief executive officer ("CEO") generally provides the most efficient and effective leadership model for the company and that the board's corporate governance principles ensure the board's independence. In addition, while there is an urgent need for health care reforms in the United States, the board does not agree that the means outlined under this proposal will achieve greater pharmaceutical access or allow us to better address the pressures on our business.

Lilly has a strong, independent board that operates under sound principles of corporate governance. See pages 62–65 for a full description of the board's governance principles. The board is currently composed entirely of independent, nonemployee members with two exceptions, the chief financial officer and the CEO, who also serves as chair. The board's policy is that there should always be a substantial majority (75 percent or more) of independent, nonemployee directors. The independent chair of the compensation committee serves as the presiding director of the board. He or she recommends to the board the process by which a new chairman and chief executive officer will be selected, depending upon the circumstances at the time. Additionally, the independent directors meet in executive session after every regular board meeting, and at least annually to consider the performance of the company and the CEO. The compensation committee chair serves as presiding director for these sessions.

The public policy and compliance committee (the "committee"), which is responsible for non-financial compliance and issues of public policy, is composed solely of independent directors, who provide appropriate independent oversight of public policy issues for the board. The committee considers compliance matters and political, social and legal trends and issues that may have an impact on the business or reputation of the company. The committee also oversees corporate policies and practices that relate to public policy and compliance. For example, in the past two years the committee has considered, among other things, pharmaceutical pricing and access to medicines, the United States Medicare Modernization Act, importation, and intellectual property.

With regard to the concerns about pharmaceutical access that prompted this shareholder proposal, we agree that significant changes are needed in the United States health care system. We recognize and embrace the need for sustainable reforms that will improve patient access to health care and cut waste and inefficiency out of the system, while preserving the free-market, competitive environment that produces innovative new health care solutions for patients. Until such a comprehensive solution is reached, we are working to address the immediate needs of those without access to health care while maintaining our ability to discover and develop new medicines.

Our most recently introduced access program is LillyAnswers, a program designed to provide needy seniors with access to the company's medicines. Patients enrolled in LillyAnswers pay only a $12 administrative fee for a 30-day supply of any Lilly prescription medication at participating pharmacies. Medicare-eligible individuals who do not have public or private coverage for prescription medicine, and who have an income below 200 percent of the federal poverty level, are eligible for LillyAnswers. This program is also available to patients through the new Medicare discount card program. From its inception to December 31, 2004, LillyAnswers has enrolled more than 330,000 members and filled approximately 1,525,000 prescriptions.

In addition, under our long-standing Lilly Cares program, we offer free medication, through physicians, to patients who are otherwise unable to obtain their Lilly medicine. In 2004, we responded to more than 280,000 Lilly Cares requests, providing more than $166 million in free products to people in need.

We also assist patients in obtaining reimbursement and product supplies through programs designed specifically for several products, including:

- Gemzar® (cancer)
- Humatrope® (human growth hormone)
- Forteo® (severe osteoporosis)
- Xigris® (severe sepsis)
- Alimta® (malignant pleural mesothelioma and non-small cell lung cancer)

On the international front, in 1999, the company initiated a program to improve access to tuberculosis care worldwide, and in June 2003 we announced the Lilly MDR-TB Partnership. Working with the World Health Organization (WHO) and Médecins Sans Frontières (MSF), we now distribute a significant amount of our production of capreomycin and cycloserine for multi-drug resistant tuberculosis (MDR-TB) via the WHO at a fraction of production cost. As part of this program, we are transferring—free of charge—the technology to manufacture these drugs in nations where the disease is most prevalent. We are partnering with the WHO, the U.S. Department of Health and Human Services Center for Disease Control, Brigham and Women's Hospital, and Purdue University to increase both the number of trained personnel and the supply of drugs available to treat MDR-TB.

Finally, we have a number of other philanthropic efforts under way to increase access to medicines, including financial support to organizations involved in:

- patient advocacy
- disease and treatment research
- relevant education
- improving access to medical care
- programs that assist patients in getting appropriate treatment and living with their diseases.

We believe our ultimate responsibility is to continue to provide innovative products that address patients' needs and to provide payers with demonstrable value. We are working hard to find ways to do this more efficiently and at lower cost.

In summary, we share the proponents' goal of improved access to health care but not their approach. The company will continue to be a strong advocate for reforms that improve access to needed medicines while maintaining a free-market health care system and protecting our ability to deliver breakthrough medicines.

## Item 4. Shareholder Proposal Regarding Importation of Drugs

**The board recommends that you vote AGAINST this proposal.**

**Re-Importation of Drugs**

Resolved, That the shareholders of Eli Lilly Inc. ("Lilly") request that the Board of Directors (1) adopt a policy that does not constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets, and (2) prepare a report to shareholders on that policy, at reasonable cost and omitting proprietary information, by September 2005.

**Statement of Support**: Increasingly U.S. citizens, especially seniors, are purchasing prescription drugs abroad because such drugs are substantially cheaper. The Congressional Budget Office has confirmed that brand name drugs cost, on average, 33 to 55 percent less in other industrialized countries than in the U.S. A Civil Society Institute survey indicates that as many as 18 percent of citizens are splitting or skipping pills to cut drug costs, placing them at health risk. The escalating cost of prescription drugs has been the subject of intense media attention, and spurred the enactment of a Medicare prescription drug benefit in 2003.

The importation of prescription drugs is a growing business. Canada has been a principal source for such exports to the U.S. These exports have grown from $50 million in 1998 to nearly $1 billion in 2004. State and local governments, which provide health benefits to state employees, retirees, and others, are encouraging reimportation. Minnesota, New Hampshire, North Dakota, Wisconsin and Illinois have established web sites to connect state residents with Canadian pharmacies the states have deemed safe. Vermont is suing the Food and Drug Administration for wrongfully denying permission to set up a reimportation program.

Lilly announced in October 2003 that it would limit the supply of its prescription drug products to 24 drug wholesalers in Canada. In its letter to wholesalers, Lilly stated that it would limit sales of its drugs to amounts that Lilly estimates are sufficient to supply the Canadian market only, and that its contracts with wholesalers in Canada do not allow exports. In March 2004, Lilly identified retail pharmacies that could purchase Lilly products through wholesalers only after submitting purchase orders to Lilly Canada corporate headquarters "for review and approval of their purchase order quantities."

We believe that depriving U.S. citizens of affordable access to Lilly's products may be harmful to Lilly's brand name and reputation, and puts Lilly in conflict with programs supported by its customers. By actively limiting sales and creating artificial shortages of our products, many of which are category leaders or the only drug available for a particular condition, Lilly is forsaking long-term market development and reputation for near-term higher profits.

We are also concerned that the strategy entails regulatory risk. In U.S. federal district court in Minnesota, class action certification is being sought in suits brought by the Minnesota Seniors Organization and United Senior Action of Indiana alleging violations of U.S. antitrust laws.

**Statement in Opposition to the Proposal Regarding Importation of Drugs**

The public policy and compliance committee of the board has reviewed the shareholder proposal and finds that it is not in the best of interest of shareholders as it asks us to develop and promulgate a policy that is in direct conflict with existing laws of the United States and our objective of ensuring safe supply of our drugs around the world. In addition, such a policy would harm our ability to discover and develop innovative drugs.

Importation of pharmaceuticals into the United States is illegal, and the safety of illegally imported products cannot be ensured. Efforts to open the Canadian system to supply the much larger United States market would open United States consumers to threats of counterfeit products, product tampering, and product integrity problems with their medicines. The Canadian government has stated that it will not establish regulatory processes to address the safety and integrity of pharmaceuticals passing through Canada destined for other countries. The U.S. Food and Drug Administration has repeatedly stated that it cannot guarantee the safety of medicine coming into the United States from outside the current regulatory framework. In fact, at the end of last year, the U.S. Department of Health and Human Services Task Force on Drug Importation (HHS task force) reported on its year-long examination of the risks and benefits of importation. The HHS task force, composed of leaders from across federal government, gathered information from around the world, heard testimony from stakeholders of all kinds, and concluded that allowing importation from other countries would open a channel for potentially dangerous counterfeit drugs.

Maintaining product integrity is essential to patient safety. The company's decision to supply Canadian wholesalers only sufficient product to meet local Canadian demand is consistent with historical company contract requirements and with our evaluation of the safety of the Canadian system. If the company does not take steps to protect the United States and Canadian supply chains from counterfeiting and tampering, patients could be placed at risk and we could face legal and financial threats and harm to our reputation.

In addition, the Canadian government places price controls on medicines. Importing artificially low pharmaceutical prices from Canada introduces price controls into the United States' free market system. Price controls around the world discourage investment in research and development, limiting innovation. The HHS task force found that legalized importation would likely adversely effect incentives for research and development, thereby slowing the flow of new drugs. This conclusion is supported by a report from the U.S. Department of Commerce (DOC), which estimated that price controls in developed countries cost U.S drug companies lost sales sufficient to fund research and development that could produce up to three to four new drugs per year.

The company understands that some individuals struggle to pay for our medicines. The HHS task force also found that total savings to consumers from legalized importation would be a small percentage relative to total drug spending in the U.S. (about 1 to 2 percent). In the interest of patients, we supported the addition of a pharmaceutical benefit program to Medicare. In addition, we have taken steps to ensure access to our medicines through our LillyAnswers and Lilly Cares programs. We fully support new approaches to providing greater access to pharmaceuticals while protecting the incentives to invest in the safe and effective cures of tomorrow. Providing greater access at the expense of patient safety and product integrity is not the right solution. More information on both our patient assistance programs and industry websites and call centers can be found at www.lilly.com/products/access/.

### Item 5. Shareholder Proposal Regarding Limiting Product Supply to Canada

**The board recommends that you vote AGAINST this proposal.**

**Limiting Product Supply to Canada**

Whereas, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

Whereas, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

Whereas, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

Whereas, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

Whereas, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved, Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2005.

**Statement of support:** We urge shareholders to vote **FOR** this proposal.

**Statement in Opposition to the Proposal Regarding Limiting Product Supply to Canada**

The public policy and compliance committee of the board has reviewed this proposal and believes that creating such a report is an unnecessary, resource-intensive exercise that detracts from the company's ability to meet its current business priorities—including addressing the issue of uninsured and under-insured Americans in a safer, more meaningful way.

We disclose material financial and legal risks to the company in Forms 10-Q, 10-K, and 8-K filings with the Securities and Exchange Commission (SEC), and public policy issues such as access to medicines in our annual Corporate Responsibility Report (available on our website at responsible.lilly.com). We believe the business risks from our supply chain management practices are immaterial, do not warrant further discussion in our SEC filings, and do not rise to the level of a special report. We have acted independently to develop supply chain management systems, policies, and associated customer contracts. We do not believe we will assume regulatory risk by employing our current global strategy linking supply of our products to Canadian wholesalers to Canadian patient demand. Moreover, while we have disclosed in our SEC filings that we (along with several other pharmaceutical companies] have been named in lawsuits alleging that our conduct in preventing commercial importation of prescription drugs violates antitrust laws, we believe the suits are without merit and will not have a material impact on our operations.

The Federal Food, Drug, and Cosmetic Act makes it illegal to import unapproved, misbranded, and adulterated drugs into the United States, which includes foreign versions of U.S.-approved medications. We adhere to these laws. Importation of pharmaceutical products puts patients at greater risk of buying and receiving product that is outdated or otherwise compromised, or counterfeit copies of our products that contain inert or overly potent ingredients.

We have taken steps to ensure access to our medicines through our LillyAnswers and Lilly Cares programs. We fully support new approaches to providing greater access to pharmaceuticals while protecting the incentives to invest in the safe and effective cures of tomorrow. Importing medicines at the expense of patient safety and product integrity is not the right solution.

### Item 6. Shareholder Proposal Regarding Reports on the Company's Political Contributions

**The board recommends that you vote AGAINST this proposal.**

Resolved, that the shareholders of Eli Lilly ("Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

(1) Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

(2) Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
   a. An accounting of the Company's funds contributed to any of the persons described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

**Statement of Support**: As long-term shareholders of Eli Lilly, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

There are various disclosure requirements for political contributions but they are difficult for shareholders to access and are not complete. Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, corporate soft money state-level contributions are legal in 49 states and disclosure standards vary widely.

Corporations can also make unlimited contributions to "Section 527" organizations, political committees formed for the purpose of influencing elections but not supporting or opposing specific candidates. These do not have to be reported.

Between January 1, 1991 and December 31, 2002 the Pharmaceutical Research and Manufacturers Association (PhRMA)—of which the company is a dues-paying member—gave $35.5 million in soft money political contributions. (*Follow the Dollar Report*, July 1, 2003, Common Cause).

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations. In 2001-02, the last fully reported election cycle, Eli Lilly contributed at least $853,024 (The Center for Responsive Politics, Soft Money Donors, http://www.opensecrets.org/softmoney).

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations.

Proponents believe our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable.

Finally, the requested report represents a minimal cost to the company, as presumably management already monitors corporate resources used for such purposes. Although lacking a business rationale for such contributions, our peer company Pfizer discloses these contributions on an annual basis.

There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

**Statement in Opposition to the Proposal Regarding Reports on the Company's Political Contributions**
The public policy and compliance committee of the board has reviewed this proposal and recommends a vote against it as we have agreed to publish most of the information requested by the shareholder. The additional reporting requirements would place an undue administrative burden on the company and, for some elements, would violate our employee privacy policy.

Beginning in the first quarter of 2005, we will publish the following information for both company and employee political action committee (PAC) contributions in the United States on our website (www.lilly.com):

—candidate names and party affiliation listed by state
—candidate districts
—PAC donations to each candidate's campaign
—company donations to each candidate's campaign
—company and PAC donations to state political organizations and Section 527 organizations.

This information will be updated annually.

We are committed to participation in the political process as a responsible corporate citizen to help inform the debate in the United States over health care and pharmaceutical innovation. As a company that operates in a highly competitive and regulated industry, we must participate in the political process in order to fulfill our fiduciary responsibility to our shareholders.

The company sponsors an employee PAC, funded by voluntary contributions from eligible employees. In addition to the information available on our website, detailed federal PAC contribution data are available to the public on the Federal Election Committee (FEC) website and through the individual states' agencies. The company does not contribute corporate funds to any federal political candidate or national political party.

The employee PAC board of directors, representing a cross-section of PAC-eligible employees, oversees the donations made by the PAC and the company. After establishing a budget for PAC and company contributions within each state and a budget for federal PAC contributions, the following factors are considered when evaluating candidates to support: dedication to improving the relationship between business and government; demonstrated potential for legislative leadership; degree of company involvement in the relevant community (e.g., presence of a Lilly facility or concentration of employees or retirees); historic voting record or announced positions on issues of importance to the company; and demonstrated leadership on key committees of key importance to our business. Members of the company's government affairs group bring forward specific recommendations for PAC and company contributions in the United States; additional approvals by the chief financial officer and general counsel of the company are required for company contributions.


PROXY STATEMENT

### Item 7. Shareholder Proposal Regarding Performance-Based Stock Options

**The board recommends that you vote AGAINST this proposal.**

**Performance-Based Stock Options**
Resolved, The shareholders of Eli Lilly & Co. ("Lilly") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined as:

(1) indexed options, whose exercise price is linked to an industry index;
(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or
(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

**Statement of Support**: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We are concerned, however, that Lilly is not tying the award of stock options closely enough to the Company's performance.

At present, Lilly awards stock options at the market price on the date they are granted. In our view, standard stock options can give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

Performance-based options tie compensation more closely to company performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We believe that adopting performance-based options is the logical next step for Lilly to better align its compensation practices with long term shareholder interests.

The need for clearer standards is, we believe, illustrated by the compensation award to the Chairman and Chief Executive Officer ("CEO"). In 2003, the CEO received a raise in each of these categories: salary, bonus, and long-term compensation. The 350,000 stock options that he received in 2003 (identical to the number awarded in 2002) were not based upon objective performance measures with relative weights assigned, but were based upon "internal relativity, peer group data, and the size of grants previously made." His total 2003 compensation exceeded the median for CEOs in Lilly's peer group and came to an estimated $9.9 million when the value of 350,000 stock options granted is added to salary, bonus and all other compensation totaling over $2.8 million.

We believe that equity compensation for senior executives should be more closely tied to Lilly's performance. Lilly stock has consistently underperformed the S&P 500 index for the one-, three- and five-year periods ending November 10, 2004. In addition, average earnings have trailed Lilly's peers in recent years, as the company has experienced the early loss of patent protection for Prozac, as well as a hiring freeze and layoffs.

**Statement in Opposition to the Performance Based Stock Option Proposal**

The compensation committee of the board of directors has reviewed this proposal and believes that, on balance, it is not in the best interests of shareholders.

The shareholder states that executive compensation policies should "provide challenging performance objectives and motivate executives to achieve long-term shareholder value." We agree. For many years our executive compensation policy has been grounded on the principle that compensation should foster the long-term focus necessary for success in the pharmaceutical industry. We do not agree, however, that the best way to achieve that objective is to adopt the mandate suggested by the shareholder. Although in some circumstances the types of stock options recommended by the shareholder may be useful, we believe that the compensation committee needs flexibility to grant other forms of options, including the currently used market-price options, as circumstances require.

For Lilly executives, cash and equity compensation are tied closely to both individual and company performance. The compensation committee takes into account individual performance in establishing base salaries as well as the size of bonus and equity targets. As to company performance, a significant proportion of total cash compensation is awarded under the company's bonus plan, which is based on growth in sales and earnings per share. In establishing the performance targets under the plan, we consider the expected performance of Lilly and the other companies in our peer group. With respect to equity compensation, we use a mix of stock options and performance awards, which are stock grants that are payable only if the company achieves certain earnings-per-share growth targets. As with the cash bonuses, we set the targets for performance awards with reference to our projections of peer group performance. Finally, as we move into 2005 and beyond, we are reducing the size of stock option grants at all levels of management in favor of a greater emphasis on performance awards.

The past three years demonstrate that pay for performance is very much a part of both cash and equity compensation at Lilly. The company has faced a number of difficult internal and external challenges in that time, and executive compensation reflects those challenges:

- There were no cash bonuses paid for 2002.
- Cash bonuses for 2003 and 2004 were below target.
- There were no performance awards earned with respect to 2002 or 2003.

Additionally, as of early February 2005, virtually all stock options granted since 1997 are "under water"—that is, the exercise price is higher than the current market price of the stock. We do not reprice options.

Regarding Mr. Taurel's 2003 compensation, we note that while he did receive an increase in base salary, Mr. Taurel—at his own request—worked for a $1 base salary in 2002. Further, his 2003 salary was only a 4 percent increase over his 2001 salary. His increase in cash bonus in 2003 was a result of there being no bonus payout in 2002. Finally, with respect to his long-term compensation in 2003, he did not receive a performance award payout, and his stock option grant was the same number of shares as the previous year.

The compensation committee, aided by its independent compensation consultant, will continue to review compensation trends and consider new ideas, including performance-based options. However, to ensure that the company attracts and retains talented leadership and motivates its leaders to deliver long-term growth in shareholder value, the compensation committee must have flexibility to design programs as it deems most appropriate, without being restricted by mandates such as the one proposed by the shareholder.

Item 8. Shareholder Proposal Regarding Animal Testing

**The board recommends that you vote AGAINST this proposal.**

**Animal Testing**

Whereas, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[2] and that such testing is on the rise;[3] and

Whereas, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[4] generally without any pain relief; and

Whereas, non-animal test methods are generally less expensive,[5] more rapid, and always more humane, than animal-based tests; and

Whereas, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

Now Therefore Be It Resolved, that the shareholders request that the Board:

(1) Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity, and pyrogenicity.
(2) Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
(3) Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

**Statement of Support**: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[6] Several non-animal methods have also been adopted as Test Guidelines by the OECD[7] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.


PROXY STATEMENT

**Statement in Opposition to the Animal Testing Proposal**

The public policy and compliance committee of the board has reviewed this proposal and recommends that you vote against it. We are committed to the responsible treatment of all laboratory animals and work to eliminate or reduce their use in our pharmaceutical research. Where animals must be used, we take every measure to assure that the fewest number of animals are used and that discomfort and distress are either eliminated or minimized. All animals at the company are cared for under the close supervision of experienced veterinarians and trained ani-

---

[2] CCAC Animal Use Survey-2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[3] Statistics of Scientific Procedures on Living Animals—Great Britain—2002.http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[4] CCAC Animal Use Survey—2001

[5] Derelanko MJ and Hollinger MA (Eds.). (2002). Handbook of Toxicology, Second Ed, 1414 pp. Washington, DC: CRC Press.

[6] ECVAM website: http://ecvam.jrc.it

[7] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.htm

mal caretakers. Our animal care and use policies and guidelines are published in our Corporate Citizenship Report on our website (www.lilly.com). We have been accredited by the Association for the Assessment and Accreditation of Laboratory Animal Care, International for more than 30 years.

Specifically, we are committed to using non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity where appropriate. This type of testing is already a rare occurrence at the company, due to the focus of our research and development programs. We replace animal testing with analysis by computer models or other non-animal adjunct methods whenever appropriate. We use animals only in pre-clinical research to confirm safety and efficacy of medicines when there are no alternatives that adequately model the human body. We continually evaluate testing methods that involve fewer animals, or no animals at all.

However, we are currently required by regulators such as the U.S. Food and Drug Administration and the International Conference on Harmonization (ICH) to conduct confirmatory testing on animals for verification of product safety prior to administering investigational drugs and biologics to human beings. In many cases, the use of non-animal methods can replace animal testing; however, while there are cases where a non-animal screen can indicate the probability that a compound is safe, an animal test is scientifically necessary to confirm this finding. Because our top priority must always be the safety of research volunteers and patients, we cannot in good conscience petition the regulatory agencies that currently require safety testing on animals to accept only non-animal testing methods until those testing methods are deemed by a consensus of the research community and the regulators to be of equal accuracy, quality and reliability to testing in a complex living organism.

## Other Matters

### Section 16(a) Beneficial Ownership Reporting Compliance

Under Securities and Exchange Commission rules, our directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided to the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed except: Mr. Gerhard Mayr (now retired) was late in reporting a stock option grant; Dr. Steven Paul was late in reporting shares of stock withheld to pay taxes due upon vesting of a restricted stock grant; and Mr. Sidney Taurel was late in reporting a gift of shares to his wife. Upon discovery, these matters were promptly addressed.

### Other Information Regarding the Company's Proxy Solicitation

We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to and obtaining instructions from persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, telefax, or electronic mail. We have retained Georgeson Shareholder Communications Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, telefax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,000 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,
Alecia A. DeCoudreaux
Secretary
March 8, 2005

# Appendix A

## Audit Committee Charter

**Purpose**

The audit committee's primary function is to assist the board of directors in fulfilling its oversight responsibilities by monitoring:

- The integrity of financial information which will be provided to the shareholders and others;
- The systems of internal controls and disclosure controls which management has established;
- The performance of internal and external audit functions; and
- The company's compliance with legal and regulatory requirements.

**Composition**

The committee shall consist of no fewer than three directors. All committee members must meet applicable New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) independence and experience requirements. All committee members shall be financially literate or must become financially literate within a reasonable period of time after appointment to the committee. At least one member of the committee shall be an audit committee financial expert as determined by the board in accordance with NYSE listing standards. At least one member of the committee shall serve concurrently on the public policy and compliance committee.

The committee members shall be appointed for one-year terms at the annual meeting of the board. The board shall designate the chairperson.

**Administrative Matters**

The committee shall meet not less than six times per year and shall report at the next board meeting following each such committee meeting. The committee shall meet at least annually with the public policy and compliance committee. This meeting will allow the audit committee to review non-financial legal and regulatory compliance as well as the risk assessment and risk management processes, which are overseen by the public policy and compliance committee. The committee shall meet periodically with management, the internal auditors, and the independent auditor in separate executive sessions. The committee may request an officer or employee of the company, the company's outside counsel, or representatives of the company's independent auditor to attend a meeting of the committee or to meet with any members of, or advisors to, the committee. The committee may, at any time, retain its own outside advisors at the company's expense.

**Supporting Corporate Staff**

General Auditor
Office of the Corporate Secretary
Chief Accounting Officer

**Duties and Responsibilities**

To fulfill its duties and responsibilities, the committee shall:

1. Annually review and reassess this charter.
2. Maintain a clear understanding with management and the independent auditors that the committee is directly responsible for compensation and oversight of the work of the independent auditor, including:
   - Having the sole authority (subject to shareholder ratification) to appoint or replace the independent auditor;
   - Approving the compensation of the independent auditor;
   - Reviewing and evaluating the lead partner of the independent audit team;
   - Reviewing the audit scope and audit plan of the independent auditor;
   - Obtaining and reviewing, at least annually, a report from the independent auditor which describes the firm's internal compliance procedures, any issues raised from peer reviews, or other quality reviews of the firm, any steps taken to deal with the issues, and all relationships between the firm and Lilly;
   - Ensuring rotation of the lead audit partner as required by law (or any stricter policies as may be established by the committee);
   - Setting clear hiring policies for employees or former employees of the independent auditor; and
   - Resolving disagreements between management and the independent auditor regarding financial reporting.

3. Pre-approve all audit services and approve permitted non-audit services (including fees and terms) to be performed for Lilly by the independent auditor, consistent with the requirements of the SEC and NYSE or any stricter standards as may be adopted by the committee.

4. Oversee the internal audit function, including:
- Reviewing the appointment and replacement of the general auditor;
- Reviewing and approving the internal audit plan;
- Reviewing significant reports to management prepared by internal audit (and management's response); and
- Discussing with the independent auditor and management the responsibilities, budget, and staffing of the internal audit function.

The general auditor will report directly to the chair of the audit committee, with a secondary reporting relationship to the chief financial officer for administrative purposes.

5. Prepare a report for inclusion in the company's annual proxy statement in accordance with SEC regulations.

6. Review, with management and the independent auditors, the annual and quarterly financial results before they are filed in periodic reports with the SEC or other regulators. These reviews shall include discussions with management and the independent auditor regarding significant financial reporting issues and judgments made in connection with the preparation of Lilly's financial statements and any special steps adopted in light of material control deficiencies. The committee shall also receive regular reports from the independent auditor on the critical accounting policies and practices of Lilly and significant alternative treatments of financial information within GAAP that have been discussed with management. The committee shall discuss with the independent auditor the auditor's assessment of the quality, not just the acceptability, of the company's accounting principles as required by SAS No. 61.

7. Review and discuss with management Lilly's earnings press releases, including the use of "pro forma" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

8. Provide an open avenue of communication between the independent auditor, the general auditor, and the board, including sufficient opportunity for the independent auditor and the general auditor to meet with the committee without members of management present.

9. Consider and review with the independent auditor, the chief accounting officer, and the general auditor:
- The independent auditor's audit of financial statements and their report thereof;
- The adequacy of the company's internal controls and disclosure controls;
- Any related significant findings and recommendations of the independent auditors or the internal auditors together with management's responses thereto;
- Any difficulties encountered in the course of the audits, including any restriction on the scope of work or access to required information; and
- Any material written communications between the independent auditor and management, including management letters or schedules of unadjusted differences.

10. Oversee the company's dissemination of and compliance with the company's code of conduct, including but not limited to those codes that apply specifically to employees involved in matters that affect accounting, auditing, and financial reporting.

11. Review procedures to promote and protect employee reporting of suspected fraud or wrongdoing relating to accounting, auditing, or financial reporting, including procedures for:
- Receiving, retaining, and addressing complaints received by Lilly relating to such matters;
- Enabling employees to submit to the committee, on a confidential and anonymous basis, any concerns regarding such matters; and
- Protecting reporting employees from retaliation.

12. Together with the public policy and compliance committee, assist the board in its oversight of legal and regulatory compliance. The audit committee shall have sole oversight over matters of financial compliance (accounting,

auditing, financial reporting, and investor disclosures). As to all other areas of compliance ("non-financial compliance"), the public policy and compliance committee shall have oversight responsibilities in the first instance; however, the two committees shall meet jointly at least annually to review the major non-financial compliance matters, including:

- Overall state of compliance
- Significant legal or regulatory compliance exposure
- Material reports or inquiries from regulators.

13. Together with the public policy and compliance committee, review at least annually a summary of the risk assessment and risk management processes and policies.

14. Inquire of management, the general auditor, and the independent auditors about significant financial risks or exposures and evaluate the steps management has taken to assess and minimize such risks to the company, including review of management's financial risk management policies.

15. Review policies and procedures with respect to senior management's expense accounts, including their use of corporate assets, and consider the results of any review of these areas by the general auditor or the independent auditor.

16. Conduct or authorize investigations into any matters within the committee's scope of responsibilities. The committee may retain (at the company's expense) independent counsel, accountants, or others to assist in the conduct of any investigation.

17. The committee shall also undertake such additional activities within the scope of its primary functions as the committee may from time to time determine.

## Senior Management

| | |
|---|---|
| Sidney Taurel [A, B] | *Chairman of the Board, President, and Chief Executive Officer* |

*Lists are in alphabetical order*

| | |
|---|---|
| Robert A. Armitage [A, B] | *Senior Vice President and General Counsel* |
| Scott Canute [A, B] | *President, Manufacturing Operations* |
| Deirdre P. Connelly [A, B] | *Senior Vice President, Human Resources* |
| Charles E. Golden [A, B] | *Executive Vice President and Chief Financial Officer* |
| John C. Lechleiter, Ph.D. [A, B] | *Executive Vice President, Pharmaceutical Operations* |
| Steven M. Paul, M.D. [A, B] | *Executive Vice President, Science and Technology* |
| Gino Santini [A, B] | *Senior Vice President, Corporate Strategy and Policy* |
| Lorenzo Tallarigo, M.D. [A, B] | *President, International Operations* |

| | |
|---|---|
| Alpheus Bingham, Ph.D. [B] | *Vice President, LRL Strategy and e.Lilly* |
| Alan Breier, M.D. [B] | *Vice President, Medical, and Chief Medical Officer* |
| Bryce Carmine [B] | *President, Global Brand Development Teams* |
| Frank M. Deane, Ph.D. [B] | *Vice President, Quality* |
| Timothy R. Franson, M.D. [B] | *Vice President, Global Regulatory Affairs* |
| Michael C. Heim [B] | *Vice President and Chief Information Officer* |
| Patrick C. James [B] | *President, Elanco Animal Health* |
| Elizabeth H. Klimes [B] | *Vice President, Six Sigma* |
| Anne Nobles [B] | *Vice President, Corporate Affairs* |
| Richard D. Pilnik [B] | *President, European Operations* |
| Steven R. Plump [B] | *Group Vice President, Global Marketing and Sales* |
| Lori V. Queisser [B] | *Vice President and Chief Compliance Officer* |
| Jacques Tapiero [B] | *President, Intercontinental Operations* |
| David E. Thompson [B] | *Vice President, Corporate Strategy and Business Development* |
| Albertus J. van den Bergh [B] | *Vice President, Global Customer Solutions* |
| Thomas R. Verhoeven, Ph.D. [B] | *Vice President, Product Research and Development* |
| Alfonso G. Zulueta [B] | *Vice President, U.S. Sales and Marketing—Neuroscience, Family Health, and Diabetes* |

| | |
|---|---|
| A Policy Committee | *Establishes corporate strategy and policy and ensures compliance* |
| B Senior Management Forum | *Implements corporate strategies and ensures corporate performance, identifies issues and opportunities, and facilitates communication and learning* |

## Corporate Information

### Annual meeting

The annual meeting of shareholders will be held at Lilly Center Auditorium, Eli Lilly and Company, Indianapolis, Indiana, on Monday, April 18, 2005, 11:00 a.m. EST (Indianapolis time). For more information, see the proxy statement section of this report.

### 10-K and 10-Q reports

Paper copies of the company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available in April. Quarterly reports on Form 10-Q are also available upon request. Anyone wishing to receive copies of the company's 10-K or 10-Q reports may send a written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all our SEC filings online at: http://investor.lilly.com/edgar.cfm

### Stock listings

Eli Lilly and Company common stock is listed on the U.S. New York and Pacific stock exchanges and the London and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

### CEO and CFO Certifications

The company's chief executive officer and chief financial officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures in this report. The certifications are available as exhibits to the company's Form 10-K and 10-Q reports.

In addition, the company's chief executive officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, the company is in compliance with all corporate governance listing standards of the Exchange.

### Transfer agent and registrar

Wells Fargo Shareowner Services
Mailing address:
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Overnight address:
161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699
E-mail: stocktransfer@wellsfargo.com
Internet: http://www.wellsfargo.com/com/shareowner_services

### Dividend reinvestment and stock purchase plan

Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

### Online delivery of proxy materials

Shareholders may now elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to http://proxyonline.lilly.com and follow the directions provided.

## Trademarks

| | |
|---|---|
| Actos® | *(pioglitazone hydrochloride, Takeda), Takeda Chemical Industries, Ltd.* |
| Alimta® | *(pemetrexed disodium, Lilly)* |
| Arxxant™ | *(ruboxistaurin mesylate, Lilly)* |
| Axid® | *(nizatidine, Lilly), Reliant Pharmaceuticals, LLC* |
| Ceclor® | *(cefaclor, Lilly)* |
| Cialis® | *(tadalafil, ICOS), Lilly ICOS LLC* |
| Coban® | *(monensin sodium, Elanco)* |
| Cymbalta® | *(duloxetine hydrochloride, Lilly)* |
| Evista® | *(raloxifene hydrochloride, Lilly)* |
| Forteo® | *(teriparatide of recombinant DNA origin, Lilly)* |
| Gemzar® | *(gemcitabine hydrochloride, Lilly)* |
| Humalog® | *(insulin lispro of recombinant DNA origin, Lilly)* |
| Humatrope® | *(somatropin of recombinant DNA origin, Lilly)* |
| Humulin® | *(human insulin of recombinant DNA origin, Lilly)* |
| Paylean® | *(ractopamine hydrochloride, Elanco)* |
| Permax® | *(pergolide mesylate, Lilly)* |
| Prozac® | *(fluoxetine hydrochloride, Dista)* |
| Prozac® Weekly™ | *(fluoxetine hydrochloride, Lilly)* |
| ReoPro® | *(abciximab, Centocor), Lilly* |
| Rumensin® | *(monensin sodium, Elanco)* |
| Sarafem® | *(fluoxetine hydrochloride, Lilly) Galen (Chemicals) Limited* |
| Strattera® | *(atomoxetine hydrochloride, Lilly)* |
| Symbyax™ | *(olanzapine/fluoxetine hydrochloride, Lilly)* |
| Tylan® | *(tylosin, Elanco)* |
| Vancocin® | *(vancomycin hydrochloride, Lilly)* |
| Xigris® | *(drotrecogin alfa (activated), Lilly)* |
| Yentreve™ | *(duloxetine hydrochloride, Lilly)* |
| Zyprexa® | *(olanzapine, Lilly)* |
| Zyprexa® Zydis® | *(olanzapine, Lilly)* |

*Actos® is a trademark of Takeda Chemical Industries, Ltd.*
*Axid® is a trademark of Reliant Pharmaceuticals, LLC.*
*Cialis® is a trademark of Lilly ICOS LLC.*
*EVA® is a trademark of Stern Stewart & Co.*
*Sarafem® is a trademark of Galen (Chemicals) Limited.*
*Zydis® is a trademark of Cardinal Health.*

# Annual Meeting Admission Ticket

**Eli Lilly and Company 2005 Annual Meeting of Shareholders**
**Monday, April 18, 2005**
**11 a.m. EST (Indianapolis time)**

**Lilly Center Auditorium**
**Lilly Corporate Center**
**Indianapolis, Indiana 46285**

**The top portion of this page will be required for admission to the meeting.**

Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

A reception (beverages only) will be held from 9:30 to 10:45 a.m. in the Lilly Center.

Name ________________________________________

Address ________________________________________

City, State, and Zip Code ________________________________

Detach here

Detach here



I-865
I-465
I-69
I-65
US 31
I-74
Meridian Street
I-70
I-65
I-70
Washington Street
US 40
I-74
I-465
Ohio Street
Market Street
Washington Street
Maryland Street
West Street
Capitol Avenue
Illinois Street
Meridian Street
Pennsylvania Street
Delaware Street
Virginia Avenue
East Street
College Avenue
South Street
Fletcher Ave.
Missouri Street
McCarty Street
Madison Avenue
I-65
I-70
EXIT 79B


## Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

**Take the top portion of this page with you to the meeting.**

Detach here

Detach here

# Eli Lilly and Company
# Annual Meeting of Shareholders
# April 18, 2005



Complimentary Parking
Lilly Corporate Center


**Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.**

| | |
|---|---|
| LillyAnswers | **www.lillyanswers.com** or call toll-free **1-877-RX-LILLY** |
| Lilly Cares | **www.lillycares.com** or call toll-free **1-800-545-6962** |
| Lilly corporate responsibility | **www.lilly.com/about/citizenship** |
| Medicare reform | **www.cms.hhs.gov/medicarereform** |
| Pharmaceutical industry patient assistance programs | **www.pparx.org** |



500002R

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA

www.lilly.com